As filed with the Securities and Exchange Commission on February 13, 2014

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AEROHIVE NETWORKS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3577	20-4524700
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

330 Gibraltar Drive Sunnyvale, CA 94089

(408) 510-6100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David K. Flynn

President and Chief Executive Officer

Aerohive Networks, Inc.

330 Gibraltar Drive Sunnyvale, CA 94089

(408) 510-6100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John T. Sheridan Mark B. Baudler Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Steve Debenham Vice President, General Counsel & Secretary Aerohive Networks, Inc. 330 Gibraltar Drive Sunnyvale, CA 94089 (408) 510-6100	Andrew S. Williamson David G. Peinsipp Charles S. Kim Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$75,000,000	$9,660

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission of which this preliminary prospectus is a part is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 13, 2014.

                     Shares

Aerohive Networks, Inc.

Common Stock

This is an initial public offering of shares of common stock of Aerohive Networks, Inc.

Prior to this offering, there has been no public market for our common stock. We currently estimate that the initial public offering price per share will be between $             and $            . We intend to list the common stock on the New York Stock Exchange under the symbol “HIVE”.

We are an “emerging growth company”, as defined under the federal securities laws and are subject to reduced public company reporting requirements.

See “Risk Factors” on page 13 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters have the option to purchase up to an additional             shares from us at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2014.

Goldman, Sachs & Co.	BofA Merrill Lynch

Piper Jaffray	William Blair	JMP Securities

Prospectus dated                     , 2014.

Unified Mobility Across The Enterprise

HOSPITALS
REGIONAL OFFICE
HQ
SCHOOLS
RETAIL STORES
BRANCH OFFICE

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free-writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the common stock.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and our consolidated financial statements and related notes before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, the terms “Aerohive Networks,” “Aerohive,” “Company,” “we,” “us,” and “our” in this prospectus refer to Aerohive Networks, Inc. and our subsidiaries.

AEROHIVE NETWORKS, INC.

Overview

Aerohive has designed and developed a leading cloud-managed mobile networking platform that enables enterprises to deploy a mobile-centric network edge. The point at which devices access the enterprise network is commonly referred to as the network edge. Managing the network edge is becoming more complex because of the proliferation of mobile devices and the ways in which such devices are used in business. Increasingly, employees and clients are using Wi-Fi-enabled smartphones, tablets, laptops and other mobile devices instead of desktop computers for mission-critical business applications. As the difficulty and complexity of managing the network edge expands, our platform offers cost-efficiency, scalability, reliability, manageability and ease-of-deployment and use. Additionally, our platform gives end-customers context-based visibility and policy enforcement, providing a high level of intelligence to the network. Our hardware products include intelligent access points, routers, gateways and switches. These products are managed by our Cloud Services Platform, which delivers cloud-based network management and mobility applications giving end-customers a single, unified and contextual view of the entire network edge.

As of September 30, 2013, we had approximately 11,500 end-customers worldwide. We define end-customers as the licensees of our products and software subscription and services. We sell through a network of certified resellers and distributors to a wide variety of industry verticals. Our efforts to date have focused on distributed enterprises, K-12 and higher education. Within distributed enterprises, we have operated with vertical market-specific focus on the healthcare and retail industries and state and local government, and we have operated with a general approach to other markets, including manufacturing, utilities, transportation, finance and other professional services.

Our revenue increased from $15.6 million in 2010 to $34.0 million in 2011 and to $71.2 million in 2012, representing a compound annual growth rate of 114%. Our revenue increased from $50.4 million for the first nine months of 2012 to $76.9 million for the first nine months of 2013. Our net loss increased from $11.8 million in 2010 to $14.8 million in 2011 and to $24.7 million in 2012. Our net loss increased from $15.8 million for the first nine months of 2012 to $25.4 million for the first nine months of 2013.

Our Industry

Trends in enterprise mobility, including the proliferation of mobile devices, increased bring your own device, or BYOD, utilization, enterprise adoption of cloud and the adoption of mobile-first applications are significantly increasing the importance of wireless inside the enterprise. Users expect ubiquitous and all high-quality connectivity to support their wireless devices, even while using high-bandwidth, latency-sensitive applications. Wi-Fi has become the standard for wireless access in the enterprise and is increasingly replacing wired Ethernet as the standard access technology. Enterprises want to deploy secure and reliable Wi-Fi ubiquitously across their distributed locations, from the corporate headquarters down to the smallest branch offices.

The network edge provides device connectivity and we believe is the ideal point to provide advanced functions such as authentication, security, quality of service, intelligence and client management. These functions can be provided at the edge using fewer networking resources than had they been applied at the core. For example, fewer processing resources are required to apply functions on the relatively small bandwidth at the network edge as compared to applying such functions at the network’s core. Moreover, security, including firewalls, can be applied at the edge, blocking unwanted traffic before it reaches the core, reducing bandwidth used within the network. Similarly, quality of service management, such as bandwidth limiting and resource prioritization, can be applied at the edge, either reducing bandwidth consumption further into the network, or prioritizing traffic to clients to more efficiently utilize scarce wireless spectrum, leading to improved performance. Historically, the network edge has been wired-centric, where wireless networks were deployed as an overlay network, added on top of existing wired networks, to support a small number of mobile devices. The mobile device explosion is changing the primary form of network access from wired to wireless. In addition, the increasing number of connected devices, the variety of individual users’ device types and ownership and the wide array of applications accessed by these devices are all creating the need for increased intelligence at the network edge.

As a result, enterprise networks need to transition from their existing wired-centric network edge to a mobile-centric network edge. This mobile-centric network edge provides a new level of mobile intelligence for the enterprise. It can also unify wireless and wired networks with integrated network and policy management.

Legacy networking products suffer from a number of key limitations including high cost, difficulty of scaling, complexity of deployment, lack of context, limited security enforcement and lack of unification. In response to these limitations, many vendors are attempting to adapt their existing products or add new alternative products. This leads to massive complexity with multiple approaches driven by customer size, scale and deployment plan.

As a result, enterprises are seeking a unified, intelligent and simplified mobile network that can be cost-effectively deployed across the enterprise. Enterprises already invest significantly in expanding their wireless networks as they become the primary form of access at the network edge. According to Dell’Oro Group, a market research firm, the Enterprise WLAN market, which includes enterprise-class access points, controllers and access management software, is projected to grow from $3.5 billion in 2012 to $6.0 billion by 2017, representing an 11% compounded annual growth rate. In order to deliver a fully unified mobile-centric network edge, a new networking platform would also need to address the Ethernet Edge Switch market, which has been estimated by Dell’Oro Group to be $9.8 billion in size in 2012, and the Branch Router market, which has been estimated by Infonetics, an international marketing research and consulting firm, to be $1.5 billion in size in 2012.

Our Platform

Our leading cloud-managed mobile networking platform enables enterprises to deploy a mobile-centric network edge. Our platform leverages the power of the cloud and our distributed, controller-less architecture to deliver unified, intelligent, simplified networks that can be cost-effectively deployed. Our scalable and flexible platform makes enterprise-class wireless available to enterprises regardless of their level of IT resources and enables a consistent network architecture to be deployed across enterprises of all sizes.

Our platform delivers the following key benefits to customers:

•	Simplicity of one architecture. Our platform provides a single architecture across our entire wired and wireless portfolio that scales to support all deployment scenarios.

•	Lower cost to deploy. Our distributed, controller-less architecture eliminates the need for costly controllers and delivers significant capital and operating expense cost savings.

•

Scalability.    Our platform is highly scalable. By eliminating the controller and its resulting requirement to purchase capacity in fixed units and by leveraging our cloud management capabilities, our end-customers can scale deployments linearly as their needs grow.

•	Ease of deployment and management by leveraging the cloud. Our platform eases the deployment of the services and applications that deliver the mobile-centric network edge by leveraging the cloud.

•

Context-based visibility and control.    Our platform gives customers the ability to see network usage and apply network policy based on granular, data-rich context, providing a high level of intelligence to the network.

•

Robust security enforcement at the edge.    Our platform enforces robust security policy at the network edge instead of at a centralized controller, which eliminates the need for customers to choose between security, performance and cost effectiveness. Our platform provides this security capability without additional costly licenses.

•

Unification of wired and wireless networks.    Our platform unifies management across wired, wireless and client devices allowing consistent context-based policy to be applied across the infrastructure and providing a unified and contextual view of the mobile-centric network edge.

•	Reduced operating cost and complexity. The unification and simplification of our software eases administration and ongoing operating cost.

Our Strategy

Our objective is to maintain a leadership position in the enterprise wireless market while continuing to increase the penetration of our mobile-centric network edge solution. The key elements of our strategy to achieve this objective are:

•

Continue to innovate and maintain a market leadership position.    We intend to capitalize on and extend our substantial investment in developing, evangelizing and selling our controller-less wireless networks and cloud-managed networks as the industry increasingly embraces these approaches.

•	Rapid customer acquisition. We intend to continue to rapidly acquire new customers through our high-velocity, low-friction go-to-market strategy.

•	Expand within our existing end-customer base. We intend to continue to sell additional products and software subscriptions and service to our existing customer base as they scale their deployments.

•	Leverage our vertical integration expertise. We intend to leverage our growing experience with end-customers in specific verticals to increase our market penetration.

•	Further develop our channel relationships. We intend to further invest in our channel relationships to increase our sales reach in new markets.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include the following:

•	We have a history of losses, our losses have been increasing year over year and we may not achieve profitability in the future.

•	We have a limited operating history, which makes it difficult to evaluate our prospects and future financial results and may increase the risk that we will not be successful.

•

Our operating results may fluctuate significantly, from quarter to quarter and year to year, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations of investors or analysts.

•	The seasonality of our business creates significant variance in our quarterly revenue, which makes it difficult to compare our financial results on a quarter-by-quarter basis.

•	The market and demand for our products and services may not develop as we expect.

•	A significant portion of our sales are concentrated in the education and healthcare industries, which may cause us to have longer sales cycles and be subject to program funding constraints.

•	Our sales cycles often require significant time, effort and investment and are subject to risks beyond our control.

•	We need to develop new products and continue to make enhancements to our existing products to remain competitive in a rapidly changing market.

•	Our gross margin will vary over time and may decline in the future.

•

We and our independent registered public accounting firm have identified a material weakness in our internal control over financial reporting, and if we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results in a timely manner.

•	Our products utilize cloud-managed solutions, and our future growth relies in significant part on continued demand for cloud-managed solutions and our ability to deliver such solutions.

•

We plan to target new industry verticals and geographies to diversify our customer base and expand our channel relationships, which could result in higher research and development and sales and marketing expenses, and if unsuccessful could reduce our operating margin.

•	We base our inventory purchasing decisions on our forecasts of customers’ demand, and if these forecasts are inaccurate our revenue, gross margin and liquidity could be harmed.

Corporate Information

In March 2006, we incorporated our business in the State of Delaware. Our principal executive offices are located at 330 Gibraltar Drive, Sunnyvale, CA 94089. Our telephone number at that location is (408) 510-6100. Our website address is www.aerohive.com. Information on our website is not part of this prospectus and should not be relied upon in determining whether to invest in our common stock.

The Aerohive Networks design logo and the marks “Aerohive®,” “HiveManager™” and “HiveOS™” are the property of Aerohive Networks, Inc. This prospectus contains additional trade names,

trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of, us by any of these companies.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•

an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

Common stock offered by us	shares

Option to purchase additional shares	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to additional shares from us.

Common stock to be outstanding after this offering	shares ( shares, if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds

We expect the net proceeds to us from this offering to be approximately $            million, assuming an initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting our estimate of the underwriting discounts and commissions and offering expenses payable by us.

We currently intend to use the net proceeds we receive from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, research and development activities, general and administrative matters and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. In addition, we may also use a portion of the net proceeds for the acquisition of, or investment in, businesses, products, services, or technologies that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. We also may use a portion of the net proceeds to pay down certain existing debt obligations, although we have no current intent to do so. See “Use of Proceeds.”

Concentration of ownership	Upon completion of this offering, the executive officers, directors and 5% stockholders of our company and their affiliates will beneficially own, in the aggregate, approximately % of our outstanding capital stock.

Proposed NYSE trading symbol	“HIVE”

The number of shares of our common stock to be outstanding after this offering is based on 35,929,009 shares of our common stock outstanding (including 216,497 unvested shares subject to repurchase), assuming the conversion of the convertible preferred stock outstanding as of September 30, 2013, and excludes:

•	8,001,418 shares of our common stock issuable upon the exercise of options outstanding as of September 30, 2013, with a weighted-average exercise price of $4.84 per share;

•

468,600 shares of our common stock issuable upon the exercise of outstanding options granted after September 30, 2013 through January 31, 2014, with a weighted-average exercise price of $10.45 per share;

•

470,251 shares of our common stock issuable upon the exercise of convertible preferred stock warrants outstanding as of September 30, 2013, with a weighted-average exercise price of $3.19 per share and 6,799 shares of common stock issuable upon the exercise of a convertible preferred stock warrant issuable after September 30, 2013 with an exercise price of $11.03 per share;

•

45,324 shares of our common stock reserved for future issuance in connection with our convertible preferred stock warrant to be issued upon the draw-down of the remainder of the term loan facility we entered into in August 2013, with an exercise price of $11.03 per share;

•	80,232 shares of our common stock issued after September 30, 2013 with a purchase price of $11.05 per share; and

•

3,210,463 shares of our common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 810,463 shares of common stock reserved for future issuance under our 2006 Global Share Plan as of January 31, 2014 (which gives effect to increases in shares of common stock reserved for issuance under our 2006 Global Share Plan after September 30, 2013), which shares will be added to the shares to be reserved under our 2014 Equity Incentive Plan, (ii) 2,000,000 shares of common stock to be reserved for future issuance under our 2014 Equity Incentive Plan upon the completion of the offering, (iii) 400,000 shares of common stock to be reserved for future issuance under our 2014 Employee Stock Purchase Plan upon the completion of the offering, and (iv) shares that become available under our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan, pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	a 1-for-2.5 reverse stock split of our common stock and convertible preferred stock, which will be effected prior to completion of this offering;

•	the effectiveness of our amended and restated certificate of incorporation in connection with the completion of this offering;

•

the automatic conversion of all outstanding shares of our convertible preferred stock as of September 30, 2013 into an aggregate of 28,466,379 shares of common stock immediately prior to the completion of this offering;

•	the conversion of all outstanding convertible preferred stock warrants into warrants to purchase shares of our common stock immediately prior to the completion of this offering;

•	no exercise of outstanding options or warrants subsequent to September 30, 2013; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our historical consolidated financial data. We have derived the summary consolidated statement of operations data for the three years ended December 31, 2010, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statement of operations data for the nine months ended September 30, 2012 and 2013 and our consolidated balance sheet data as of September 30, 2013 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair presentation of the financial statements. Our historical results do not necessarily indicate the results that may be expected in the future, and the results in the nine months ended September 30, 2013 are not necessarily indicative of results to be expected for the full year or any other period. You should read the following summary consolidated financial data in conjunction with the sections titled “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Product	$15,607	$31,846	$66,631	$47,326	$70,296
Software subscriptions and service(1)	—	2,110	4,584	3,082	6,567

Total revenue	15,607	33,956	71,215	50,408	76,863
Cost of revenue(2):
Product	7,125	12,049	24,203	17,201	22,866
Software subscriptions and service	—	1,544	1,797	1,187	2,956

Total cost of revenue	7,125	13,593	26,000	18,388	25,822

Gross profit	8,482	20,363	45,215	32,020	51,041

Operating expenses:
Research and development(2)	5,492	9,595	16,081	11,178	18,941
Sales and marketing(2)	10,835	22,396	42,765	29,657	42,011
General and administrative(2)	1,791	2,953	8,521	5,062	12,673

Total operating expenses	18,118	34,944	67,367	45,897	73,625

Operating loss	(9,636)	(14,581)	(22,152)	(13,877)	(22,584)
Interest income	23	17	10	2	9
Interest expense	(1,265)	(260)	(221)	(111)	(342)
Other income (expense), net	(894)	87	(2,036)	(1,629)	(2,173)

Loss before income taxes	(11,772)	(14,737)	(24,399)	(15,615)	(25,090)
Provision for income taxes	—	(64)	(339)	(149)	(343)

Net loss	$(11,772)	$(14,801)	$(24,738)	$(15,764)	$(25,433)

Net loss per share allocable to common stockholders, basic and diluted(3)	$(2.54)	$(2.87)	$(4.20)	$(2.72)	$(3.80)

Weighted-average shares used in computing net loss per share allocable to common stockholders, basic and diluted(3)	4,633,726	5,153,514	5,884,751	5,797,730	6,697,890

Pro forma net loss per share allocable to common stockholders, basic and diluted(3)			$(0.72)		$(0.68)

Weighted-average shares used in computing pro forma net loss per share allocable to common stockholders, basic and diluted(3)			31,879,158		34,359,807

(1)	Software subscriptions and service revenue for the year ended December 31, 2010 was not significant.
(2)	Includes stock-based compensation as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Cost of revenue	$2	$29	$13	$8	$37
Research and development	57	123	264	177	540
Sales and marketing	103	200	483	274	943
General and administrative	31	155	346	191	985

Total stock-based compensation	$193	$507	$1,106	$650	$2,505

(3)

See Note 12 to our audited consolidated financial statements for an explanation of the method used to calculate our actual and pro forma basic and diluted net loss per share allocable to common stockholders, and for the weighted-average number of shares used in the computation of the per share amounts.

	As of September 30, 2013
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$33,887	$33,887	$
Working capital	15,786	15,786
Total assets	60,631	60,631
Total deferred revenue	26,525	26,525
Total debt	10,000	10,000
Convertible preferred stock warrant liability	3,659	—		—
Total stockholders’ equity	2,176	5,837

(1)

The pro forma basis column reflects the automatic conversion of all outstanding shares of our convertible preferred stock into 28,466,379 shares of common stock, the related reclassification of the convertible preferred stock warrant liability to additional paid-in capital and the effectiveness of our amended and restated certificate of incorporation as of immediately prior to the completion of this offering, as if such conversion had occurred and our amended and restated certificate of incorporation had become effective on September 30, 2013.

(2)

The pro forma as adjusted column reflects the pro forma adjustments and the sale of shares of common stock by us in this offering, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting our estimate of the underwriting discounts and commissions and offering expenses payable by us.

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting our estimate of the underwriting discounts and commissions and offering expenses payable by us.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Key Financial Metrics:
Total revenue	$15,607	$33,956	$71,215	$50,408	$76,863
Total deferred revenue at period end(1)	1,922	4,237	16,704	12,272	26,525
Cash used in operating activities	(10,260)	(12,820)	(15,629)	(10,083)	(6,423)
Adjusted Gross Profit Percentage (non-GAAP)(2)	54.4%	60.1%	63.8%	63.8%	66.6%
Adjusted Operating Loss (non-GAAP)(2)	(9,443)	(14,060)	(20,884)	(13,105)	(19,957)
Adjusted Operating Loss Percentage (non-GAAP)(2)	(60.5)%	(41.4)%	(29.3)%	(26.0)%	(26.0)%
Adjusted Net Loss (non-GAAP)(2)	(10,765)	(14,362)	(21,608)	(13,531)	(20,803)

(1)

Our deferred revenue consists of amounts that have either been invoiced or prepaid but have not yet been recognized as revenue as of the period end. The majority of our deferred revenue consists of the unrecognized portion of revenue from sales of our post-contract customer support, or PCS contracts, and sales of our cloud-managed software delivered as a service, or SAAS. In addition, a portion of our deferred revenue is related to product sales that have not yet been shipped to the end-customer. We monitor our deferred revenue balance because it represents a significant portion of revenue to be recognized in future periods.

(2)

Our Adjusted Key Financial Metrics (Non-GAAP) have been adjusted to remove certain non-cash items. See “—Non-GAAP Financial Measures” below for more information on the uses and limitations of our non-GAAP financial measures and a reconciliation of Adjusted Gross Profit to gross profit, Adjusted Operating Loss to operating loss and Adjusted Net Loss to net loss, the most directly comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP.

Non-GAAP Financial Measures

We regularly review Adjusted Gross Profit Percentage, Adjusted Operating Loss, Adjusted Operating Loss Percentage and Adjusted Net Loss, which are non-GAAP financial measures, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

Adjusted Gross Profit Percentage

To provide investors with additional information regarding our financial results, we have disclosed Adjusted Gross Profit Percentage in the key financial metrics table above and within this prospectus. Adjusted Gross Profit Percentage is a non-GAAP financial measure. We calculate Adjusted Gross Profit Percentage as Adjusted Gross Profit divided by total revenue. We define Adjusted Gross Profit as our gross profit adjusted to exclude stock-based compensation and the amortization of acquired intangible assets. We have provided a reconciliation below of Adjusted Gross Profit to gross profit, the most directly comparable GAAP financial measure.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Gross profit	$8,482	$20,363	$45,215	$32,020	$51,041
Stock-based compensation	2	29	13	8	37
Amortization of acquired intangible assets	—	14	162	122	122

Adjusted Gross Profit	$8,484	$20,406	$45,390	$32,150	$51,200

Adjusted Operating Loss and Adjusted Operating Loss Percentage

To provide investors with additional information regarding our financial results, we have disclosed Adjusted Operating Loss in the key financial metrics table above and within this prospectus. Adjusted Operating Loss is a non-GAAP financial measure. We define Adjusted Operating Loss as our operating loss adjusted to exclude stock-based compensation and the amortization of acquired intangible assets. We calculate Adjusted Operating Loss Percentage as Adjusted Operating Loss divided by total revenue. We have provided a reconciliation below of Adjusted Operating Loss to operating loss, the most directly comparable GAAP financial measure.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Operating loss	$(9,636)	$(14,581)	$(22,152)	$(13,877)	$(22,584)
Stock-based compensation	193	507	1,106	650	2,505
Amortization of acquired intangible assets	—	14	162	122	122

Adjusted Operating Loss	$(9,443)	$(14,060)	$(20,884)	$(13,105)	$(19,957)

Adjusted Net Loss

To provide investors with additional information regarding our financial results, we have disclosed Adjusted Net Loss in the key financial metrics table above and within this prospectus. Adjusted Net Loss is a non-GAAP financial measure. We define Adjusted Net Loss as our net loss adjusted to exclude stock-based compensation, the amortization of acquired intangible assets and the periodic fair value remeasurements related to our convertible preferred stock warrants. We have provided a reconciliation below of Adjusted Net Loss to net loss, the most directly comparable GAAP financial measure.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Net loss	$(11,772)	$(14,801)	$(24,738)	$(15,764)	$(25,433)
Stock-based compensation	193	507	1,106	650	2,505
Amortization of acquired intangible assets	—	14	162	122	122
Periodic remeasurement of convertible preferred stock warrants	814	(82)	1,862	1,461	2,003

Adjusted Net Loss	$(10,765)	$(14,362)	$(21,608)	$(13,531)	$(20,803)

We have included Adjusted Gross Profit Percentage, Adjusted Operating Loss, Adjusted Operating Loss Percentage and Adjusted Net Loss in this prospectus, because they are key measures used by our management and Board to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short- and long-term operating plans. In particular, the exclusion of stock-based compensation, amortization of intangible assets acquired as part of any acquisition, and the periodic fair value remeasurements related to our convertible preferred stock warrants, can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted Operating Loss and Adjusted Net Loss provide useful information to investors and others in understanding and evaluating our operating results in the same manner as does our management and our Board.

Adjusted Gross Profit Percentage, Adjusted Operating Loss, Adjusted Operating Loss Percentage and Adjusted Net Loss have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. As non-GAAP measures, Adjusted Gross Profit, Adjusted Gross Profit Percentage, Adjusted Operating Loss, Adjusted Operating Loss Percentage and Adjusted Net Loss have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Some of these limitations are:

•	the non-GAAP measures do not consider the dilutive impact of stock-based compensation, which is an ongoing expense for us;

•

although amortization is a non-cash charge, the assets being amortized often will have to be replaced in the future, and Adjusted Gross Profit Percentage, Adjusted Operating Loss, Adjusted Operating Loss Percentage and Adjusted Net Loss do not reflect any cash requirement for such replacements;

•	Adjusted Net Loss does not reflect the periodic fair value remeasurements related to our convertible preferred stock warrants; and

•	other companies, including companies in our industry, may calculate these non-GAAP measures differently, which reduces their usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted Gross Profit Percentage, Adjusted Operating Loss, Adjusted Operating Loss Percentage and Adjusted Net Loss only together with other financial performance measures, including various cash flow metrics, net loss and our other GAAP results.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this prospectus, including our financial statements and related notes, before making a decision to invest in our common stock. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and could cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment.

Risks Related to Our Business

We have a history of losses, our losses have been increasing year over year and we may not achieve profitability in the future.

We have a history of losses, our losses have been increasing year over year, and we have never achieved profitability on a quarterly or annual basis. We anticipate that we will continue to incur net losses for at least the foreseeable future. We experienced net losses of $14.8 million and $24.7 million for fiscal 2011 and 2012, respectively, and $25.4 million for the nine months ended September 30, 2013. As of September 30, 2013, our accumulated deficit was $112.5 million. We expect to incur operating losses in the future as a result of the expenses associated with the continued development and expansion of our business, including expenditures to hire additional personnel, including personnel relating to sales and marketing, technology development and support. If we fail to increase our revenue and manage our cost structure, we may not achieve or sustain profitability in the future. As a result, our business and prospects would be harmed.

We have a limited operating history, which makes it difficult to evaluate our prospects and future financial results and may increase the risk that we will not be successful.

We incorporated our business in 2006 and began commercial shipments of our products in 2007. As a result of our limited operating history, it is difficult for us to forecast our future operating results. Our prospects should be considered and evaluated in light of the risks and uncertainties frequently encountered by companies with only limited operating histories. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to more mature companies with longer operating histories.

Our operating results may fluctuate significantly from quarter to quarter and year to year, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations of investors or analysts.

Our quarterly and annual operating results have fluctuated significantly in the past and may continue to fluctuate significantly in the future. In particular, the timing and size of sales of our products and services are highly variable and difficult to predict and can result in significant fluctuations in our revenue from period to period. Other participants in our industry have also experienced these fluctuations. As a result, our future results may be difficult for us, our investors and analysts to predict.

In addition, our planned expense levels depend in part on our expectations of future revenue. Because any substantial adjustment to expenses to account for lower levels of revenue may be difficult and may take time to implement, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenue, and even a small shortfall in revenue could disproportionately and adversely affect our operating margin and operating results for a given quarter.

Our operating results may also fluctuate due to a variety of other factors, many of which are outside of our control, and which we may not foresee including the changing and volatile domestic and international economic environments, and demand for our products, and any of which may cause our stock price to fluctuate. In addition to other risks listed in this “Risk Factors” section, factors that may affect our operating results include:

•

fluctuations in demand for our products and services, including seasonal variations, especially in the education vertical where purchasing is strongest in the second quarter and weakest in the fourth quarter and where purchasing at any time may depend on the availability of funding;

•	the complexity, length and associated unpredictability of our sales cycles for our products and services;

•	changes in end-customers’ budgets for technology purchases and delays in their purchasing cycles;

•	technical challenges in end-customer networks, unrelated to our products, which could delay adoption and installation of our products and purchases of our services;

•	changing market conditions;

•	changes in the competitive dynamics of our target markets, including new entrants, further consolidation and pricing trends;

•	variation in sales channels, product costs, prices or the mix of products we sell;

•	our contract manufacturers’ and component suppliers’ ability to meet our product demand forecasts on time, at acceptable prices, or at all;

•	our channel partners’ ability to effectively distribute our products;

•	the timing of our product releases or upgrades by us or by our competitors;

•

our ability to develop, introduce and ship in a timely manner new products and product enhancements and to anticipate future market demands that meet our end-customers’ and channel partners’ requirements;

•	our ability to successfully expand the suite of products we sell and services we offer to existing end-customers and channel partners;

•

the potential need to record incremental inventory reserves for products that may become obsolete due to our new product introductions, change in end-customer requirements or new competitive products offerings;

•	our ability to control costs, including our operating expenses and the costs of the components we purchase;

•	any decision we might make to increase or decrease operating expenses in response to changes in the marketplace or perceived marketplace opportunities;

•	growth in our headcount, including hiring related to our status as a public company, and hiring to support any future growth in our business;

•	volatility in our stock price, which may lead to higher stock compensation expenses;

•	our ability to derive benefits from our investments in sales, marketing, engineering or other activities; and

•	general economic or political conditions in our domestic and international markets.

The effects of these factors individually or in combination could result in unpredictability in our quarterly and annual operating results and our ability to forecast those results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of our investors or financial analysts for any period. If our revenue or operating results fall below the expectations of our investors or financial analysts, or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any publicly stated revenue or earnings forecasts.

The seasonality of our business creates significant variance in our quarterly revenue, which makes it difficult to compare or forecast our financial results on a quarter-by-quarter basis.

Our revenue fluctuates on a seasonal basis, which affects the comparability of our results between periods. For example, our total revenue has historically increased significantly in the second quarter compared to the first quarter, primarily due to the impact of increased seasonal demand by end-customers in the education vertical, which has historically carried over into our third quarter. We also historically have seen a sequential increase in our fourth quarter total revenue due to end of year spending by enterprise customers. Our total revenue has historically decreased from our fourth quarter to the first quarter of our next fiscal year, also due to seasonal buying patterns and budget cycles within both our education vertical and general enterprise end-customers. Demand in the education vertical tends to be weakest in the fourth quarter. We also historically have seen a sequential increase in end-of-year purchases by enterprise customers in our fourth quarter, which we believe is mainly due to an expectation to complete purchases within their calendar year budget cycle. These seasonal variations are difficult to predict accurately and at times may be entirely unpredictable, which introduce additional risk into our business as we rely upon forecasts of end-customer demand to build inventory in advance of anticipated sales. In addition, we believe our past growth has, in part, made our seasonal patterns more difficult to discern, making it more difficult to predict future seasonal patterns. Moreover, part of our strategy is to increase our sales in non-education verticals, and if our sales mix changes the seasonal nature of our revenue may change in an unpredictable way, which could increase the volatility of both our financial results and stock price. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results of Operations.”

The market and demand for our products and services may not develop as we expect.

The general demand for wireless networking in the industry verticals that we target, or demand for our products in particular, may grow at a slower rate than we anticipate, or not at all. For example, enterprises may rely more heavily upon cellular connectivity, whose speed and convenience may grow rapidly in coming years, while costs decline. The wireless networking radio spectrum may become more crowded, reducing performance of wireless networking devices.

Part of our strategy depends upon expanding sales of our cloud-managed wireless networking, switching and routing products to medium and large enterprise headquarters, branch offices and teleworkers. Sales to these enterprise end-customers are characterized by long sales cycles and price sensitivity. Moreover, many potential end-customers in the enterprise market have substantial network expertise and experience, which may require a more costly and sophisticated marketing and sales strategy.

If service providers or enterprises find another technology superior to our cloud-managed platform, it would have a material adverse effect on our business, operating results and financial condition. Our target end-customers could discontinue use of wireless networking technology, the use of wireless networking-enabled mobile devices could decrease or wireless networking could cease to be the preferred connectivity option for our target markets. As a result, demand for our products may not continue to develop as we anticipate, or at all, and the value of our stock could decline.

A significant portion of our sales is concentrated in the education and healthcare industry verticals, which may cause us to have longer sales cycles, and be subject to program funding constraints.

A significant portion of our revenue is concentrated in the education and, to a lesser extent, the healthcare industry verticals. The majority of our sales in education is concentrated in both public and private K-12 institutions. These industry verticals are characterized by long sales cycles, and often require additional sales efforts. In addition, these industry verticals typically operate on limited budgets, and depend on annual budget approvals, which add additional uncertainty to the sales cycle. These factors each add additional uncertainty to our future revenue from our education end-customers.

Our sales cycles often require significant time, effort and investment and are subject to risks beyond our control.

Our sales efforts can take several quarters, and involve educating our potential customers about the applications and benefits of our products, including the technical capabilities of our products. Sales to the education vertical are an important sales channel for us, and can involve an extended sales cycle. In addition, sales to our enterprise customers may involve an extended sales cycle, and often initial purchases are small. Purchases of our products are also frequently subject to our end-customers’ budget constraints, multiple approvals, unplanned administrative processing and other risks and delays. Moreover, the evolving nature of the market may lead prospective end-customers to postpone their purchasing decisions pending resolution of wireless networking or other standards, or adoption of technology developed by others. In addition, we pay our sales staff commissions upon receiving orders; however, we typically recognize revenue on products only after the products are shipped to end-customers, or until certain other terms of sales are satisfied. As a result, the cost of obtaining sales, including paying sales commissions, may occur in a fiscal period prior to the fiscal period in which we may recognize revenue from a sale, which may cause additional fluctuations in our operating results from quarter to quarter.

We need to develop new products and continue to make enhancements to our existing products to remain competitive in a rapidly changing market.

The technology and end-customer demands in the wireless networking market change rapidly, which require us to continuously develop and release new products and product features. We must continuously anticipate and adapt to our end-customers’ needs and market trends, and continue to develop or acquire new products and features that meet market demands, technology trends and regulatory requirements. If our competitors introduce new products and services that compete with ours, we may be required to reposition our product offerings or introduce new products in response to such competitive pressure. If we fail to develop new products or product enhancements, or our end-customers or potential end-customers do not perceive our products to have compelling technical advantages, our business and prospects could be adversely affected, particularly if our competitors are able to introduce solutions with increased functionality.

Developing our products is challenging and involves substantial commitment of resources. Each phase in our product development presents serious risks of failure, rework or delay, any one of which could impact the timing and cost-effective development of products, and each of which could affect our ability to take advantage of a business opportunity or could jeopardize end-customer acceptance of the product. We have experienced in the past and may in the future experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. In addition, the introduction of new or enhanced products requires that we carefully manage the transition from older products to minimize disruption in customer ordering practices and ensure that new products can be timely delivered to meet our end-customers’ demand. As a result, we may not be successful in modifying our current products or introducing new products in a timely or appropriately responsive manner, or at all. If we fail to address these changes successfully, our business and operating results and prospects would be materially harmed. In addition, a substantial portion of our research and development efforts is located in Hangzhou, China, subjecting us to risks associated with international development efforts, including increased difficulty overseeing such operations, local, national and international instability, differing labor laws and our ability to protect and prevent competitive misuse of product development efforts, including intellectual property critical to our business.

Our gross margin will vary over time and may decline in the future.

Our gross margin will vary over time, may be difficult to predict and may decline in future periods. Our gross margins also vary across our product lines and, therefore, a change in the mix of products our end-customers purchase would likely have a significant impact on our gross margins. For example, certain of our lower-end products currently have higher margins than our higher-end products. We may face additional competition for these products, either by introduction of new products by new or existing competitors, or by our end-customers using lower priced products, which are becoming increasingly more sophisticated.

In addition, the market for wireless networking products is characterized by rapid innovation and declining average sales prices as products mature in the market place. Even if we are successful in launching new products, competition may continue to increase in the market segments in which we compete, which would likely result in increased pricing competition. To retain our average margins, we are required to continuously update our products and introduce new products and reduce our manufacturing and sales related costs and expenses, and we could fail to accomplish this. In addition, the sales prices for our products and services may decline for a variety of reasons, including competitive pricing pressures, customer demand, discounts, a change in our mix of products and services, anticipation of the introduction of new products or services and decisions by end-customers to defer purchases, or promotional programs. Larger competitors with more diverse product and service offerings may reduce the price of products or services that compete with ours or may bundle them with other products and services. If we do not similarly reduce our product manufacturing costs, our margins will decline. Any decline in our gross margins could have an adverse impact on the value of our common stock.

We and our independent registered public accounting firm have identified a material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in our company.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2012, our management and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the U.S. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness was identified as a result of certain post-closing adjustments with respect to the lack of precision of certain accrued expenses and assessment of our warranty, allowance for bad debt and sales return reserves, and relates to our lack of sufficient personnel in our accounting and financial reporting functions with sufficient experience and expertise with respect to the application of U.S. GAAP and related financial reporting. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting” for information regarding our remediation efforts. Our management and independent registered public accounting firm did not and were not required to perform an evaluation of our internal control over financial reporting as of and for the year ended December 31, 2012 in accordance with the provisions of the Sarbanes-Oxley Act. Had we performed such an evaluation, additional control deficiencies may have been identified by management, and those control deficiencies could have also represented one or more material weaknesses.

We cannot be certain that any measures we undertake will successfully remediate the material weakness or that other material weaknesses and control deficiencies will not be discovered in the future. If our remediation efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our common stock to decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, for the first fiscal year beginning after the effective date of this offering, provide a management report on our internal control over financial reporting. This report must be attested to by our independent registered public accounting firm to the extent we are no longer an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

Our products utilize cloud-managed solutions, and our future growth relies in significant part in continued demand for cloud-managed solutions and our ability to deliver such services.

Most of our end-customers utilize our cloud-managed networking platform to access our applications through the Internet, rather than access our application through a physical device that our end-customers host on their premises. As our business grows, we must increase the capacity of our cloud-managed solutions. Demand for cloud-managed solutions could decline if we are not able to offer sufficient capacity, or if confidence in the security of cloud-managed solutions in general, or our platform in particular were to decline. Moreover, although our end-customers do not immediately lose functionality if cloud-connectivity fails, if our ability to deliver services through the cloud were interrupted for an extended period, our reputation could be damaged and confidence in our platform would likely decline, causing our revenue to decline.

We plan to target new industry verticals and geographies to diversify our end-customer base and expand our channel relationships, which could result in higher research and development and sales and marketing expenses, and if unsuccessful could reduce our operating margin.

Currently, we focus a significant portion of our business on the education and healthcare verticals. Part of our strategy is to target new industry verticals and geographies, which may depend on developing new products targeted to such sectors. In addition, we also plan to continue to expand to additional countries beyond those in which we currently operate. We also intend to develop new channel relationships to reach additional end-customers to further diversify our revenue base. Targeting new industry verticals and geographies and developing customized products targeted to these industry verticals and geographies may be expensive, and increase our research and development costs, as well as our sales and marketing expenditures. We do not know if we will be successful in any of these efforts, or whether the level of success we achieve will justify the additional spending required. Our operating margin would be harmed if our strategy is unsuccessful, which could adversely affect the value of our common stock.

We base our inventory purchasing decisions on our forecasts of customers’ demand, and if these forecasts are inaccurate our revenue, gross margin and liquidity could be harmed.

We place orders with our manufacturers based on our forecasts of our end-customers’ and channel partners’ demand. Our forecasts are based on multiple assumptions, including sales forecasts,

each of which may cause our estimates to be inaccurate, affecting our ability to fulfill demand for our products. When demand for our products increases significantly, we may not be able to meet demand on a timely basis, or we may incur additional costs. If we underestimate demand, we may forego revenue opportunities, lose market share and damage our reputation and our relationship with our channel partners and our end-customer relationships. Conversely, if we overestimate demand, we may purchase more inventory than we are able to sell at any given time, or at all.

Our value-added distributors stock inventory of our products, and are entitled to limited stock rotation rights, which could cause us to accept the return of products and expose us to the risks of higher costs.

We grant our value-added distributors, or VADs, limited stock rotation rights. These stock rotation rights require us to accept stock back from a VAD’s inventory. Typically, a VAD may return discontinued products purchased within the past 90 days, while the VAD’s right to return non-discontinued products is limited to a percentage of products sold to a VAD within the past 90 days. In each case, the VAD is required to purchase replacement product equal to the price of the returned product. Although we only recognize revenue upon shipment to the end-customer, if we are required to accept returns of obsolete inventory, our costs would increase and our operating results could be harmed. If our forecasts were inaccurate we could have higher costs, lower revenue or otherwise suffer adverse financial consequences, including holding obsolete inventory.

We outsource the manufacturing of our products to third parties, and we therefore do not have the ability to completely control quality over the manufacturing process. In addition, if our contract manufacturers refuse or are unable to manufacturer our products, we may be unable to qualify new manufacturers in a timely manner, which would result in our being unable to sell our products.

We outsource the manufacturing of our products to third-party manufacturers located in China and Taiwan. Finished products are then shipped to a warehousing and delivery logistics center in California, where we perform quality inspection, conduct reliability testing and manage our inventory. We operate this logistics center for all end-customer shipments, whether destined to locations in North, South and Central America, or the Americas, Europe, the Middle East and Africa, or EMEA, or Asia Pacific and Japan, or APAC.

Our reliance on these third-party manufacturers reduces our control over the manufacturing process and exposes us to risks, including reduced control over quality assurance, product costs, product supply and timing. Any manufacturing or shipping disruption by these third parties could severely impair our ability to fulfill orders. For example, in October 2012, we were not able to fulfill orders for one of our main hardware access point product offerings due to an unforeseen change in a component version supplied to one of our third-party manufacturers. We believe that the lack of availability of this product impacted our sales cycle by stalling potential end-customer evaluations and distracting sales personnel. If we are unable to manage our relationships with these third parties effectively, or if these third parties suffer delays or disruptions for any reason, experience increased manufacturing lead-times, capacity constraints or quality control problems in their manufacturing operations, or fail to meet our future requirements for timely delivery, our ability to ship products to our end-customers would be severely impaired and our reputation and our relationship with our VADs and end-customers would be seriously harmed. Any natural disaster, political instability or foreign relationship crisis could also disrupt these relationships.

We do not have long-term agreements with certain of our original design manufacturers. These manufacturers typically fulfill our supply requirements on the basis of individual orders. We do not have long-term contracts with our third-party manufacturers that guarantee capacity, the continuation of particular pricing terms or the extension of credit limits. Accordingly, our third-party manufacturers are not obligated to continue to fulfill our supply requirements, which could result on short notice to us of supply shortages and increases in the prices we are charged for manufacturing services. In addition, as a result of global financial market conditions, natural disasters or other causes, it is possible that any of our manufacturers could experience interruptions in production, cease operations or alter our current arrangements. If our manufacturers are unable or unwilling to continue manufacturing our products in required volumes, we will be required to identify one or more acceptable alternative manufacturers.

It is time-consuming and costly, and could be impractical, to begin to use new manufacturers, and changes in our third-party manufacturers may cause significant interruptions in supply if the new manufacturers have difficulty manufacturing products to our specification. We currently are consolidating our manufacturing with our key manufacturers, and re-negotiating key contractual relationships. As a result, our ability to meet our scheduled product deliveries to our end-customers could be adversely affected, which could cause the loss of sales to existing or potential end-customers, delayed revenue or an increase in our costs. Any production interruptions for any reason, such as a natural disaster, epidemic, capacity shortages or quality problems, at one of our manufacturers would negatively affect sales of our product lines manufactured by that manufacturer and adversely affect our business and operating results.

Our manufacturing partners purchase component parts for our products based on estimates we provide, which may not be accurate. In addition, our manufacturing partners purchase some of the components and technologies used in our products from a single source or a limited number of sources. If our estimates were to be inaccurate, or if our manufacturing partners were to lose any of these sources as suppliers, we might incur additional transition costs, resulting in delays in the manufacturing and delivery of our products, excess or obsolete inventory, or the need to redesign our products.

Our manufacturing partners procure components and assemble our products based on our demand forecasts, which represent our estimates of future demand for our products. We base these estimates upon historical trends and the assessment of our sales and product management functions of end-customer demand and overall market conditions. Our manufacturing partners source the component parts within our products. We do not contract directly and do not have any long-term manufacturing contracts that guarantee us any fixed access to such component parts, or at specific pricing. This absence of direct and long-term component supply contracts may increase our exposure to shortages of component availability and to price fluctuations related to the raw material inputs for such components.

Moreover, we currently depend on a single source or limited number of sources for several components for our products. For example, each of our products typically incorporates third-party components that have no more than two suppliers, and if our manufacturing partners were unable to obtain such components for any reason, they would be unable to manufacture such product. We have also entered into license agreements with some of our suppliers for technologies used in our products, and the termination of these agreements, which can generally be done on relatively short notice, could have a material adverse effect on our business. If any of those manufacturing agreements were terminated, we would be required to redesign some of our products in order to incorporate technology from alternative sources, and any such termination of the agreement and redesign of certain of our products could materially and adversely affect our business and operating results.

Because there are no other sources currently identified and qualified for certain of our components, if we lost any of these suppliers or licenses, we could be required to transition to a new supplier or licensor, which could increase our costs, result in delays in the manufacturing and delivery of our products or cause us to carry excess or obsolete inventory. Additionally, poor quality in any of the sole-sourced components in our products could result in lost sales or lost sales opportunities. If the quality of the components does not meet our or our end-customers’ requirements, if we are unable to obtain components from our existing suppliers on commercially reasonable terms, or if any of our sole-source component suppliers ceases to remain in business or to continue to manufacture such components, we could be required to redesign our products in order to incorporate components or technologies from alternative sources. The resulting stoppage or delay in selling our products and the expense of redesigning our products could result in lost sales opportunities and damage to customer relationships, which would adversely affect our reputation, business and operating results.

We rely upon third parties for the warehousing and delivery of our products, and we therefore have less control over these functions than we otherwise would.

We outsource the warehousing and delivery of all of our products to a third-party logistics provider for worldwide fulfillment. As a result of relying on a third party, we have reduced control over shipping and logistics, and may be subject to shipping disruptions. If we are unable to have our products shipped in a timely manner, we may suffer reputational harm, and lose revenue.

We rely significantly on channel partners to sell and support our products, and the failure of this channel to be effective could materially reduce our revenue.

As of September 30, 2013, we had over 550 channel partners under contract with which we have direct relationships, through which we make virtually all of our sales. These channel partners consist of VADs, and value-added resellers, or VARs. We believe that establishing and maintaining successful relationships with these channel partners is, and will continue to be, important to our financial success. Recruiting and retaining qualified channel partners and training them in our technology and product offerings require significant time and resources. To develop and expand our channel, we must continue to scale and improve our processes and procedures that support our channel partners, including investment in systems and training.

Existing and future channel partners will only work with us if we are able to provide them with competitive products on terms that are attractive to them. If we fail to maintain the quality of our products or to update and enhance them, and at reasonable pricing, existing and future channel partners may elect to work instead with one or more of our competitors.

We sell to our channel partners typically under a contract with an initial term of one year, with one-year renewal terms based on compliance with our program requirements. Our contracts generally require payment by the channel partner to us within 30 to 45 calendar days of the date we issue an invoice for such sales. We typically do not have minimum purchase commitments with our channel partners, and our contracts with channel partners do not prohibit them from offering products or services that compete with ours, including products they currently offer or may develop in the future and incorporate into their own systems. Some of our competitors may have stronger relationships with our channel partners than we do and we have limited control, if any, as to whether those partners use our products, rather than our competitors’ products, or whether they devote resources to market and support our competitors’ products, rather than our offerings.

The reduction in or loss by these channel partners of sales of our products could materially reduce our revenue. If we fail to maintain relationships with our channel partners, fail to develop new relationships with other channel partners, including in new markets, fail to manage, train or incentivize existing channel partners effectively, fail to provide channel partners with competitive products on attractive terms, or if these channel partners are not successful in their sales efforts, our revenue may decrease and our operating results could suffer.

We may not successfully sell our products in new geographic regions or develop and manage new sales channels in accordance with our business plan.

We expect to continue to sell our products in new geographic markets where we do not have significant current business as well as to a broader customer base. To succeed in certain of these markets, we believe we will need to develop and manage new sales channels and distribution arrangements. Because we have limited experience in developing and managing such channels, we may not be successful in further penetrating certain geographic regions or reaching a broader customer base. Failure to develop or manage additional sales channels effectively would limit our ability to succeed in these markets and could adversely affect our ability to grow our business.

Our products are subject to U.S. export controls; where we fail to comply with these laws, we could suffer monetary or other penalties.

Our products are subject to U.S. export controls, specifically the Export Administration Regulations, and economic sanctions enforced by the Office of Foreign Assets Control. We incorporate standard encryption algorithms into our products, which, along with the underlying technology, may be exported outside of the U.S. only with the required export authorizations, including by license, license exception or other appropriate government authorizations. Each of these authorizations may require the filing of an encryption registration and classification request. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments and persons targeted by U.S. sanctions. We take precautions to prevent our products and services from being exported in violation of these laws. However, in certain instances, we shipped encryption products prior to obtaining the required export authorizations and/or submitting the required requests, including a classification request and request for an encryption registration number. As a result, we have filed a Voluntary Self Disclosure with the U.S. Department of Commerce’s Bureau of Industry and Security concerning these violations. These past instances could result in monetary penalties or other penalties assessed against us. Additionally, even though we take precautions to ensure that our channel partners comply with all relevant regulations, any failure by our channel partners to comply with such regulations could have negative consequences for us, including reputational harm, government investigations and penalties. See “Business—Legal Proceedings—Export Compliance.”

Furthermore, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products, could limit our end-customers’ ability to implement our products in those countries, or could impose additional expense on us to meet these requirements as a condition to distribute our products. Encryption products and the underlying technology may also be subject to export control restrictions. Governmental regulation of encryption technology and regulation of imports or exports of encryption products, or our failure to obtain required import or export approval for our products when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory laws and regulations regarding the export of our products, including with respect to new releases of our products, may create delays in the introduction of our products in international markets, prevent our end-customers with international operations from deploying our products throughout their globally distributed systems or, in some cases, prevent the export of our products to some countries altogether.

In addition, because our sales are made through channel partners, if these channel partners fail to obtain appropriate import, export or re-export licenses or authorizations, we may also be adversely affected. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. Changes in our products or changes in applicable export or import laws and regulations may also create delays in the introduction and sale of our products in international markets, prevent our end-customers with international operations from deploying our products or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our products, or in our decreased ability to export or sell our products to existing or potential end-customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products could adversely affect our business, financial condition and results of our operations.

U.S. export control laws and economic sanctions programs also prohibit the shipment of certain products and services to countries, governments and persons that are subject to U.S. economic embargoes and trade sanctions. If products are shipped to those targets or provided by third-parties to these targets, we could be subject to government investigations, penalties and reputational harm. Furthermore, any new embargo or sanctions program, or any change in the countries, governments, persons or activities targeted by such programs, could result in decreased use of our products, or in our decreased ability to export or sell our products to existing or potential end-customers, which could adversely affect our business and our financial condition.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

As a public company, we will be subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require us to diligence, disclose and report whether our products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict-free or if we are unable to alter our products, processes or sources of supply to avoid use of such materials.

Our products incorporate complex technology and may contain defects or errors. We may become subject to warranty claims, product returns, product liability and product recalls as a result, any of which could cause harm to our reputation and adversely affect our business.

Our products incorporate complex technology and must support a wide variety of devices and new and complex applications in a variety of environments that use different wireless networking communication industry standards. Our products have contained, and may contain in the future, undetected defects or errors. Some errors in our products have been and may in the future only be discovered after a product has been installed and used by end-customers. These issues are most prevalent when new products are introduced into the market. Defects or errors have delayed and may in the future delay the introduction of our new products. Since our products contain components that we purchase from third parties, we also expect our products to contain latent defects and errors from time to time related to those third-party components.

Additionally, defects and errors may cause our products to be vulnerable to security attacks. Because the techniques used by computer hackers to access or sabotage networks are becoming increasingly sophisticated, change frequently, and generally are not recognized until after they have been launched against a target, our products and third-party security products may be unable to anticipate these techniques or provide a solution in time to protect our end-customers’ networks. In addition, defects or errors in the mechanism by which we provide software updates for our products could result in an inability to update end-customers’ hardware products and thereby leave our end-customers vulnerable to attacks. Finally, if our employees, or others who have access to end-customer data, were to misuse this information, our reputation would be harmed and we could be subject to claims for damages.

Real or perceived defects or errors in our products could result in claims to return product or that we reimburse losses that our end-customers sustain and we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem, including warranty and repair costs, process management costs and costs associated with remanufacturing our inventory. We typically offer a limited warranty on our access points for a period of five years from the date we discontinue sale of the product. We typically offer a limited warranty on our other hardware products for a one-year period. We also provide certain service commitment guarantees for our cloud-managed platform, pursuant to which our end-customers may receive service credits in connection with service outages. Liability limitations in our standard terms and conditions of sale may not be enforceable under some circumstances or may not fully or effectively protect us from claims and related liabilities and costs. In addition, regardless of the party at fault, errors of these kinds divert the attention of our engineering personnel from our product development efforts, damage our reputation and the reputation of our products, cause significant customer relations problems and can result in product liability claims. We do not maintain insurance which would adequately protect against certain of these types of claims associated with the use of our products. Even where claims ultimately are unsuccessful we may have to expend funds in connection with litigation and divert management’s time and other resources. We also may incur costs and expenses relating to a recall of one or more of our products. The process of identifying and recalling recalled products that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs, contract damage claims from our end-customers and channel partners and significant harm to our reputation. The occurrence of any of these problems could result in the delay or loss of market acceptance of our products and could adversely impact our business, operating results and financial condition.

The loss of key personnel or an inability to attract, retain and motivate qualified personnel may impair our ability to expand our business.

Our success is substantially dependent upon the continued service and performance of our senior management team and other key personnel, including David K. Flynn, who is our Chief Executive Officer, Gordon C. Brooks, who is our Senior Vice President, Chief Financial Officer, Dean Hickman-Smith, who is our Senior Vice President, Worldwide Field Operations, and David Greene, who is our Senior Vice President, Chief Marketing Officer. Our employees, including our senior management team, are at-will employees, and therefore may terminate employment with us at any time with no advance notice. The replacement of any members of our senior management team or other key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of our business objectives.

Our future success also depends on our ability to continue to attract, integrate and retain highly skilled personnel, especially skilled sales and engineering employees. Competition for highly skilled personnel is frequently intense, especially in the San Francisco Bay Area, where we have a substantial presence and need for highly skilled personnel. Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Many of our employees have become, or will soon become, vested in a substantial amount of stock or number of stock options. Our employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly above the market price of our common stock. Further, our employees’ ability to exercise those options and sell their stock in a public market after the closing of this offering may result in a higher than normal turnover rate. Any failure to successfully attract, integrate or retain qualified personnel to fulfill our current or future needs may negatively impact our growth. Also, to the extent we hire personnel from our competitors, we may be subject to allegations that these new hires have been improperly solicited, or that they have divulged to us proprietary or other confidential information of their former employers, or that their former employers own their inventions or other work product.

We have recently hired new members of our management team, and the failure to integrate these executives quickly and effectively could harm our operating results.

Several members of our management team have recently joined us, including our Chief Financial Officer, in January 2013, our Vice President, General Counsel and Secretary, in December 2012, our Senior Vice President, Worldwide Field Operations, in October 2012, and our Chief Marketing Officer in September 2013. Each member of our management team provides services that are important for our long-term growth. Moreover, almost all of the members of our finance team joined us in 2013, as did key members of our sales team. Although our sales grew following this transitional period, we believe that our sales were adversely impacted during the transition. Integrating new employees requires dedication of financial and other resources, and transitions in senior management can cause disruption to our operations. We do not know whether these management members will work together well as a cohesive team. In the event we are required to identify new management team members, or hire new key employees, either as a result of the departure of current members, or to facilitate future anticipated growth, we may be required to dedicate substantial resources and our financial results may be harmed.

Our ability to sell our products is highly dependent on the quality of our support offerings, and our failure to offer high quality support would have a material adverse effect on our sales and results of operations.

Once our products are deployed, our end-customers depend on our support organization and support provided by our channel partners to resolve any issues relating to our products. Our support delivery organization is comprised of employees in various geographic locations and an outside service provider, which provides more general support delivery. A high level of support is important for the successful marketing and sale of our products. If we do not effectively help our end-customers quickly resolve issues or provide effective ongoing support, it would adversely affect our ability to sell our products to existing end-customers and could harm our reputation with potential end-customers.

If our products do not interoperate with cellular networks and mobile devices, future sales of our products could be negatively affected.

Our products are designed to interoperate with cellular networks and mobile devices using wireless networking technology. These networks and devices have varied and complex specifications. To meet these requirements, we must continue to undertake development and testing efforts that require significant capital and employee resources. We may not accomplish these development efforts quickly or cost-effectively, or at all. If our products do not interoperate effectively, orders for our products could be delayed or cancelled, which would harm our revenue, gross margins and our reputation, potentially resulting in the loss of existing and potential end-customers. The failure of our products to interoperate effectively with cellular networks or mobile devices may result in significant warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer and end-customer relations problems. In addition, our end-customers may require our products to comply with new and rapidly evolving security or other certifications and standards. If our products are late in achieving or fail to achieve compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, such end-customers may not choose to purchase our products, which would harm our business, operating results and financial condition.

Laws governing the collection of or our failure to adequately protect information could have a material adverse effect on our business.

A wide variety of provincial, state, national and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of data including personal data. Foreign data protection, privacy and other laws and regulations are often more restrictive than those in the United States. These data protection and privacy-related laws and regulations are evolving, can be subject to significant change and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. Our failure to comply with applicable laws and regulations, could result in enforcement actions against us, including fines, imprisonment of company officials and public censure, claims for damages by end-customers and other affected individuals, fines or demands that we modify or cease existing practices, damage to our reputation and loss of goodwill (both in relation to existing and prospective end-customers), any of which could have a material adverse effect on our operations, financial performance and business. Evolving and changing privacy laws and regulations, including evolving and changing definitions of personal data and personal information, within the European Union, the United States and elsewhere, especially relating to classification of IP addresses, MAC addresses, machine identification, location data and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our products by current and future end-customers.

Our international operations expose us to additional business risks and failure to manage these risks may adversely affect our international revenue.

We derive a significant portion of our revenue from end-customers and channel partners outside the United States. For the year ended December 31, 2012, we attributed 36% of our revenue to our international end-customers and channel partners, and in the year ended December 31, 2011, we attributed 29% of our revenue to our international end-customers and channel partners. For the nine months ended September 30, 2013, we attributed 39% of our revenue to our international end-customers and channel partners. As of September 30, 2013, approximately 45% of our full-time employees were located outside of North America, with 33% located in China. We expect that our international activities will be dynamic over the foreseeable future as we continue to pursue opportunities in international markets, which will require significant management attention and financial resources. Therefore, we are subject to risks associated with having significant worldwide operations, such as compliance with anticorruption laws.

International operations are subject to other inherent risks and our future results could be adversely affected by a number of factors, including:

•	tariffs and trade barriers, export regulations and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

•	requirements or preferences for domestic products, which could reduce demand for our products;

•	differing technical standards, existing or future regulatory and certification requirements and required product features and functionality;

•	management communication and integration problems related to entering new markets with different languages, cultures and political systems;

•	difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

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heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, and irregularities in, financial statements;

•	difficulties and costs of staffing and managing foreign operations;

•	differing labor standards;

•	the uncertainty of protection for our intellectual property rights and the enforceability of our rights and third-party rights in some countries;

•	potentially adverse tax consequences, including regulatory requirements regarding our ability to repatriate profits to the United States;

•	added legal compliance obligations and complexity, including complying with varying requirements regarding data privacy;

•	the increased cost of terminating employees in some countries; and

•	political and economic instability and terrorism.

One such applicable anticorruption law is the U.S. Foreign Corrupt Practices Act, or FCPA, which generally prohibits U.S. companies and their employees and intermediaries from making corrupt payments to foreign officials for the purpose of directing, obtaining or keeping business, and requires companies to maintain accurate books and records and a system of internal accounting controls. Under the FCPA, U.S. companies may be held liable for the corrupt actions taken by employees, strategic or local partners, or other representatives. As such, if we or our intermediaries fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the U.S. and elsewhere could seek to impose civil or criminal fines and penalties, which could have a material adverse effect on our business, operating results and financial conditions. While our employee handbook prohibits our employees from engaging in corrupt conduct, we are in the process of enhancing our compliance measures to require both our employees and our third-party intermediaries to comply with the FCPA and similar anticorruption laws.

To the extent we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and manage effectively these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

We could be subject to additional income tax liabilities.

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our worldwide provision for income taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than we anticipate in countries where we have lower statutory rates and higher than we anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. We are subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax against us. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our operating results or cash flows in the period or periods for which that determination is made.

Our international operations subject us to potential adverse tax consequences.

We generally conduct our international operations through wholly owned subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations; in addition, we may be unable to use a substantial part of our net operating losses if we don’t attain profitability in an amount necessary to offset such losses.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this public offering, our ability to utilize NOLs could be further limited by Section 382. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382. Furthermore, we may be unable to use a substantial part of our NOLs if we do not attain profitability in an amount sufficient to offset such losses. For example, approximately $59.0 million of our California State NOL carryforwards as of December 31, 2012 expire in 2016. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability at a later date.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We do not collect sales and use, value added or similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements may adversely affect the results of our operations.

If we are unable to manage our growth and expand our operations successfully, our business and operating results will be harmed and our reputation may be damaged.

We have expanded our operations significantly since inception and anticipate that we will require further significant expansion to achieve our business objectives. For example, our revenue for fiscal years 2010, 2011 and 2012 were $15.6 million, $34.0 million and $71.2 million, respectively and our global headcount as of the end of fiscal years 2010, 2011 and 2012, was approximately 125, 230 and 460 employees, respectively. The growth and expansion of our business and product offerings places a continuous and significant strain on our management, operational and financial resources. Any such future growth would also add complexity to and require effective coordination throughout our organization.

We must improve our infrastructure to manage our growth, which could involve significant costs and could, if not properly managed, harm our operating results.

To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls and our ability to manage headcount, capital and processes in an efficient manner. For example, we are currently evaluating upgrades to our information infrastructure in several ways, including a potential change in our enterprise resource planning system, or our ERP system. We may not be able to successfully implement improvements to these systems and processes in a timely or efficient manner, which could result in additional operating inefficiencies and could cause our costs to increase more than planned. If we do increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our operating results may be negatively impacted. If we are unable to manage future expansion, our ability to provide high quality products and services could be harmed, which could damage our reputation and brand, and any of which may have a material adverse effect on our business, operating results and financial condition.

Our business and operating results could be adversely affected by unfavorable economic and market conditions.

Our business depends on the overall demand for wireless network technology and on the economic health and general willingness of our current and prospective end-customers to purchase our products. If the conditions in the U.S. and global economies are volatile and if they deteriorate, our business, operating results and financial condition may be harmed. In particular, we do not know whether spending on wireless network technology will increase or decrease in the future, or at what rate.

Investments in technology by educational institutions and healthcare in particular could be related to budgetary constraints unrelated to overall economic conditions, or may be magnified by unfavorable economic conditions. The purchase of our products or willingness to replace existing infrastructure is discretionary and highly dependent on a perception of continued rapid growth in consumer usage of mobile devices and in many cases involve a significant commitment of capital and other resources. In addition, our small and medium enterprise end-customers may also be more sensitive to adverse economic conditions than other potential customers, which could amplify the adverse impact of a deterioration of economic conditions. Therefore, weak economic conditions or a reduction in capital spending would likely adversely impact our business, operating results and financial condition. A reduction in spending on wireless network technology could occur or persist even if economic conditions improve.

In addition, if interest rates rise or foreign exchange rates weaken for the U.S. dollar for our international end-customers and channel partners, overall demand for our products and services could decline and related capital spending may be reduced. Furthermore, any increase in worldwide commodity prices may result in higher component prices for us and increased shipping costs, both of which may negatively impact our financial results.

U.S. and global political, credit and financial market conditions may negatively impact or impair the value of our current portfolio of cash and cash equivalents, including U.S. Treasury securities and U.S.-backed investment vehicles.

Our cash and cash equivalents were $33.9 million as of September 30, 2013, and is primarily held as cash, and a position is held in a variety of interest-bearing instruments, primarily in money market securities. As a result of the uncertain domestic and global political, credit and financial market conditions, investments in these types of financial instruments pose risks arising from liquidity and credit concerns. Any deterioration in the U.S. and global credit and financial markets is a possibility, which could cause losses or significant deterioration in the value of our cash, cash equivalents or possible investments. If any such losses or significant deteriorations occur, it may negatively impact or impair our current portfolio of cash, cash equivalents and possible investments, which may affect our ability to fund future obligations. Further, unless and until the current U.S. and global political, credit and financial market crisis has been sufficiently resolved, it may be difficult for us to liquidate our investments prior to their maturity without incurring a loss, which would have a material adverse effect on our business, operating results and financial condition.

System security risks, data protection breaches and cyber-attacks could compromise our or our end-customer’s information including proprietary information and end-customer information and disrupt our internal operations, which could cause our business and reputation to suffer and adversely affect our stock price.

In the ordinary course of business, we store sensitive data, as well as our proprietary business information and that of our end-customers, suppliers and business partners. The secure maintenance of this information is critical to our operations and business strategy. Increasingly, companies are subject to a wide variety of attacks on their networks on an ongoing basis. Our information technology and infrastructure may be vulnerable to penetration or attacks by computer programmers and hackers, software bugs or other technical malfunctions or breaches due to employee error or misconduct, or other disruptions. Any such breach could compromise our networks, including our cloud-managed platform, creating system disruptions or slowdowns and exploiting security vulnerabilities of our products, and the information stored on our networks could be improperly accessed, publicly disclosed, lost or stolen, which could subject us to liability to our end-customers, suppliers, channel and business partners and others, and cause us reputational and financial harm. In addition, the affected end-customers or government authorities could initiate legal or regulatory action against us in connection with such incidents, which could cause us to incur significant expenses and liability or could result in orders or consent decrees forcing us to modify our business practices. Because the techniques used by computer programmers and hackers, many of whom are highly sophisticated and well-funded, to access or sabotage networks change frequently and generally are not recognized until after they are used, we may be unable to anticipate or immediately detect these techniques. This could impede our sales, manufacturing, distribution or other critical functions. In addition, the economic costs to us to eliminate or alleviate cyber or other security problems, bugs, viruses, worms, malicious software systems and security vulnerabilities could be significant and may be difficult to anticipate or measure because the damage may differ based on the identity and motive of the programmer or hacker, which are often difficult to identify.

We intend to implement a corporate structure more closely aligned with the international nature of our business activities, and if we do not achieve increased tax benefits as a result of our proposed corporate structure, our financial condition and results of operations could be adversely affected.

From time to time we evaluate reorganizing our corporate structure and intercompany relationships to more closely align with the international nature of our business activities. A reorganized corporate structure may allow us to reduce our overall effective tax rate through changes in how we use our intellectual property, international procurement and sales operations. A reorganization may also allow us to obtain financial and operational efficiencies. Any such effort would likely require us to incur expenses in the near term for which we may not realize related benefits. Changes in domestic and international tax laws may negatively impact our ability to effectively restructure, including proposed legislation to reform U.S. taxation of international business activities. Any such restructuring would likely involve sophisticated analysis, including analysis of U.S. and international tax regimes, and compliance with such laws and regulations may be difficult and subject our business to additional risks and uncertainties.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and interruptions by man-made problems, such as network security breaches, computer viruses or terrorism.

Our corporate headquarters are located in the San Francisco Bay Area, and substantially all of our contract manufacturers are located in eastern Asia, both regions known for seismic activity. A significant natural disaster, such as an earthquake, a fire or a flood, occurring near our headquarters, or near the facilities of our contract manufacturers, could have a material adverse impact on our business, operating results and financial condition. Despite the implementation of network security measures, our networks also may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our products. In addition, natural disasters, acts of terrorism or war could cause disruptions in our or our end-customers’ or channel partners’ businesses, our suppliers’ and manufacturers’ operations or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, could adversely affect our business. We do not have a formal disaster recovery plan or policy in place and do not currently require that our manufacturing partners have such plans or policies in place. To the extent that any such disruptions result in delays or cancellations of orders or impede our suppliers’ and/or our manufacturers’ ability to timely deliver our products and product components, or the deployment of our products, our business, operating results and financial condition would be adversely affected. We do maintain what we believe are commercially reasonable levels of business interruption insurance. However, we cannot assure you that such insurance would adequately cover our losses in the event of a significant disruption in our business.

We may acquire other businesses that could require significant management attention, disrupt our business and dilute stockholder value.

We may make investments in complementary companies, products or technologies. We have limited experience identifying, purchasing and integrating third-party companies, technologies or other assets that could be complementary to our business or help advance our strategy, and as a result, our ability as an organization to acquire and integrate other companies, technologies or other assets in a successful manner is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our end-customers, investors and financial analysts. In addition, if we are unsuccessful at integrating such acquisitions, or the technologies associated with such acquisitions, the business prospects operating results and financials of the combined company could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our common stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

Our future capital needs are uncertain, and we may need to raise additional funds in the future. If we require additional funds in the future, those funds may not be available on acceptable terms, or at all.

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated working capital and capital expenditure needs for at least the next 12 months. We may, however, need to raise substantial additional capital in the future to:

•	fund our operations;

•	continue our research and development;

•	develop and commercialize new products;

•	acquire companies, in-licensed products or intellectual property; or

•	expand sales and marketing activities.

Our future funding requirements will depend on many factors, including:

•	market acceptance of our products and services;

•	the cost of our research and development activities;

•	the cost of defending, in litigation or otherwise, claims that we infringe third-party patents or violate other intellectual property rights;

•	the cost and timing of establishing additional sales, marketing and distribution capabilities;

•	the cost and timing of establishing additional technical support capabilities;

•	the effect of competing technological and market developments; and

•	the market for different types of funding and overall economic conditions.

We may require additional funds in the future, and we may not be able to obtain those funds on acceptable terms, or at all. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Upon any liquidation, our debt lenders and other creditors would be repaid all interest and principal then-outstanding prior to the holders of our common stock receiving any distribution. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our stockholders.

If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or to grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our development programs. We also may have to reduce marketing, customer support or other resources devoted to our products, or cease operations. Any of these actions could harm our operating results.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified members of our board of directors.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Dodd-Frank Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs and accept higher retentions to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, or our Board, particularly to serve on our audit committee and compensation committee and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which might result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

Our debt obligations contain restrictions that impact our business and expose us to risks that could adversely affect our liquidity and financial conditions.

On June 21, 2012, we entered into a revolving credit facility with Silicon Valley Bank, which we refer to, as amended, as our revolving credit facility. As last amended on August 23, 2013, the credit facility provides for a revolving facility of up to $10.0 million, with a sublimit of $3.0 million for borrowings guaranteed by the Export-Import Bank of the United States. As of September 30, 2013, we have drawn $10.0 million under this credit facility.

On August 23, 2013, we entered into a credit facility with TriplePoint Capital, which we refer to as our term loan credit facility. The credit facility provides for term loans of up to $20.0 million. In December 2013, we drew $10.0 million under this credit facility, which remained outstanding at December 31, 2013.

All of our obligations under the credit facilities are secured by substantially all of our property, other than our intellectual property. Both credit facilities contain customary negative covenants that limit our ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets or engage in merger and acquisition activity, including merge or consolidate with a third party. Our Silicon Valley Bank credit facility also requires us to maintain a liquidity ratio of not less than 1.25 to 1.00. Our credit facilities contain customary affirmative covenants, including requirements to, among other things, deliver audited financial statements. Both credit facilities contain customary events of default, subject to customary cure periods for certain defaults, that include, among other things, non-payment defaults, covenant defaults, material judgment defaults, bankruptcy and insolvency defaults, cross-defaults to certain other material indebtedness, and inaccuracy of representation and warranties. Our Silicon Valley Bank credit facility includes a default upon the occurrence of a material adverse change to our business.

If we experience a decline in cash flow due to any of the factors described in this “Risk Factors” section or otherwise, if we breach covenants under our credit facilities or if there occurs a material adverse change in our business, we could be prohibited from further borrowing under the credit facilities, our interest rates on the outstanding borrowings could increase and our obligation to repay principal amounts could be accelerated. Our failure to pay interest and principal amounts when due or comply with covenants could cause a default under the credit facilities. Any such default could have a material adverse effect on our liquidity and financial condition. In the event of a liquidation of our

Company, these lenders would be repaid all outstanding principal and interest prior to distribution of assets to other unsecured creditors. Our holders of common stock would receive a portion of any liquidation proceeds only if all of our creditors were first repaid in full.

Risks Related to Our Industry

We compete in highly competitive markets, and competitive pressures from existing and new companies may harm our business, revenue, growth rates and prospects. In addition, many of our current or potential competitors have longer operating histories, greater brand recognition, larger customer bases and significantly greater resources than we do, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The markets in which we compete are highly competitive, and we expect competition to increase in the future from established competitors and new market entrants. The markets are influenced by, among others, the following competitive factors:

•	brand awareness and reputation;

•	price and total cost of ownership;

•	strength and scale of sales and marketing efforts, professional services and customer support;

•	product features, reliability and performance;

•	incumbency of the current provider, either for wireless networking products or other products;

•	scalability of products;

•	ability to integrate with other technology infrastructures; and

•	breadth of product offerings.

Our main competitors include general networking vendors, such as Cisco, Hewlett-Packard and Juniper Networks, whose portfolios include enterprise mobility solutions; enterprise mobility companies, such as Aruba Networks, that have a broad networking portfolio and are primarily focused on enterprise mobility; and independent Wi-Fi vendors, such as Ruckus Wireless and Meru Networks, which are primarily focused on wireless access products. We expect competition to intensify in the future as other companies introduce new products into our markets. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses, and failure to increase, or the loss of, our market share, any of which would likely seriously harm our business, operating results or financial condition. If we do not keep pace with product and technology advances, there could be a material and adverse effect on our competitive position, revenue and prospects for growth.

A number of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources. Our competitors may be better able to anticipate, influence or adapt more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the promotion and sale of their products and services, initiate or withstand substantial price competition, take advantage of acquisitions or other opportunities more readily and develop and expand their product and service offerings more quickly than we can. In addition, certain of our competitors may be able to leverage their relationships with customers based on other products or incorporate functionality into existing products to gain business in a manner that discourages customers from purchasing our products, including through selling at zero or negative margins, product bundling, or closed technology platforms. Potential end-customers may prefer to purchase all of their equipment from a single provider, or may prefer to purchase wireless networking products from an existing supplier rather than a new supplier, regardless of product performance or features.

We expect increased competition from our current competitors, as well as other established and emerging companies, to the extent our markets continue to develop and expand. Conditions in our markets could change rapidly and significantly as a result of technological advancements or other factors. These pressures could materially adversely affect our business, operating results and financial condition.

Industry consolidation may lead to increased competition and may harm our operating results.

There has been a trend toward industry consolidation in our markets for several years as companies attempt to strengthen or hold their market positions in an evolving industry, and as companies are acquired or are unable to continue operations. Some of our competitors have made acquisitions or entered into partnerships or other strategic relationships to offer a more comprehensive solution than they individually had offered. For example, in November 2012, Cisco Systems acquired Meraki Networks, a competitor of ours. This trend may continue in the future. The companies resulting from these possible consolidations may create more compelling or bundled product offerings and be able to offer greater pricing flexibility, making it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or product functionality. Continued industry consolidation may adversely impact customers’ perceptions of the viability of smaller and even medium-sized technology companies such as ourselves and, consequently, customers’ willingness to purchase from such companies. Companies that are strategic alliance partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us. We believe that industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for our end-customers. This could lead to more variability in our operating results and could have a material adverse effect on our business, operating results and financial condition. Furthermore, particularly in the service provider market, rapid consolidation will lead to fewer customers, with the effect that the loss of a major customer could have a material impact on results not anticipated in a customer marketplace composed of more numerous participants.

Demand for our products and services depends in part on the continued growth of the industries in which we participate, and the failure of these industries to expand could harm our operating results.

We currently target K-12 and higher education, healthcare, retail and distributed enterprise end-customers. We sell into verticals such as finance, manufacturing, utilities, telecom, state and local government, transportation, legal, accounting, architecture, engineering and construction. In the event any of the specific sectors we target fails to expend on wireless networking, our operating results could be harmed. For example, the education sector is faced with limited resources to spend on technology purchases. If this sector does not continue to expand expenditures on technology in general, and wireless networking in particular, our business could be harmed. More generally, for our enterprise sales, we rely upon the continued expansion of the creation of small and branch offices, and the acceptance of teleworking. If remote access to corporate resources and the demand for high-speed wireless networks ceases to expand, or diminish, our business would be harmed.

If functionality similar to that offered by our products is incorporated into existing network infrastructure products, enterprises may decide against adding our products to their network, which would have an adverse effect on our business.

Large, well-established providers of networking equipment may continue to introduce features that compete with our products, either in stand-alone products or as additional features in their network platforms. The inclusion of, or the announcement of an intent to include, functionality perceived to be similar to that offered by our platform may have an adverse effect on our ability to market and sell our products. Furthermore, even if the functionality offered by these providers is more limited or less cost effective than our platform, end-customers may elect to accept such products in lieu of adding platforms from an additional vendor such as us. Many enterprises have invested substantial personnel and financial resources to design and operate their networks and have established deep relationships with other providers of networking products, which may make them reluctant to add new components to their networks, particularly from other vendors such as us. In addition, an enterprise’s existing vendors or new vendors with a broad product offering may be able to offer concessions that we are not able to match. If enterprises are reluctant to add new vendors or otherwise decide to work with their existing vendors, our ability to increase our market share and improve our financial condition and operating results will be adversely affected.

We rely on revenue from subscription and services that may decline. Because we recognize revenue from subscriptions and services over the term of the relevant service period, downturns or upturns in sales are not immediately reflected in full in our operating results.

Software subscriptions and service revenue, consisting of sales of new or renewal subscription and support and maintenance contracts accounts for a significant portion of our revenue, comprising 6.2% of total revenue for the year ended December 31, 2011, 6.4% of total revenue for the year ended December 31, 2012 and 8.5% of total revenue for the nine months ended September 30, 2013. Service revenue might decline and fluctuate as a result of a number of factors, including end-customers’ level of satisfaction with our offerings, the prices of our offerings, the prices of products and services offered by our competitors and reductions in our end-customers’ spending levels. If our sales of new or renewal subscription and support and maintenance contracts decline, our revenue and revenue growth may decline and our business will suffer. In addition, we recognize service revenue ratably over the term of the relevant service period, which is typically one, three or five years. As a result, much of the service revenue we report each fiscal quarter is the recognition of deferred revenue from service contracts entered into during previous fiscal quarters. Consequently, a decline in new or renewed subscription or support and maintenance contracts in any one fiscal quarter will not be fully reflected in revenue in that fiscal quarter but will negatively affect our revenue in future fiscal quarters. Accordingly, the effect of significant downturns in new or renewed sales of our subscriptions or support and maintenance is not reflected in full in our operating results until future periods. Also, it is difficult for us to rapidly increase our services revenue through additional service sales in any period, as revenue from new and renewal service contracts must be recognized over the applicable service period. Furthermore, any increase in the average term of services contracts would result in revenue for services contracts being recognized over longer periods of time.

New regulations or standards or changes in existing regulations or standards in the United States or internationally related to our products may result in unanticipated costs or liabilities, which could have a material adverse effect on our business, results of operations and future sales, and could place additional burdens on the operations of our business.

Our products are subject to governmental regulations in a variety of jurisdictions. In order to achieve and maintain market acceptance, our products must continue to comply with these regulations as well as a significant number of industry standards. In the United States, our products must comply with various regulations defined by the Federal Communications Commission, or FCC, Underwriters Laboratories and others. We must also comply with similar international regulations in order for our products to be certified for use in such countries. For example, our wireless communication products operate through the transmission of radio signals and radio emissions are subject to regulation in the United States and in other countries in which we do business. In the United States, various federal agencies, including the Center for Devices and Radiological Health of the Food and Drug Administration, the FCC, the Occupational Safety and Health Administration and various state agencies have promulgated regulations that concern the use of radio/electromagnetic emissions standards. Member countries of the European Union and individual countries in the Asia Pacific region have enacted similar standards concerning electrical safety and electromagnetic compatibility and emissions and chemical substances and use standards.

As these regulations and standards evolve, and if new regulations or standards are implemented, we will be required to modify our products or develop and support new versions of our products, and our compliance with these regulations and standards may become more burdensome. The failure of our products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could prevent or delay introduction of our products, which could harm our business. End-customer uncertainty regarding future policies may also affect demand for communications products, including our products. Moreover, channel partners or end-customers may require us, or we may otherwise deem it necessary or advisable, to alter our products to address actual or anticipated changes in the regulatory environment. Our inability to alter our products to address these requirements and any regulatory changes may have a material adverse effect on our business, operating results and financial condition.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We protect our proprietary information and technology through licensing agreements, third-party nondisclosure agreements and other contractual provisions, as well as through patent, trademark, copyright and trade secret laws in the United States and similar laws in other countries. We do not know whether these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. The laws of some foreign countries, including countries in which our products are sold or manufactured, are in many cases not as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. Our competitors may independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. We have focused patent, trademark, copyright and trade secret protection primarily in the United States. As a result, we may not have sufficient protection of our intellectual property in all countries where infringement may occur. In each case, our ability to compete could be significantly impaired.

To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and we could fail to be successful in any such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their intellectual property rights could harm our business.

Companies that sell products in the wireless networking industry are often aggressive in protecting intellectual property rights and perceived rights, which has resulted in protracted and expensive litigation for some companies. We currently are subject to claims and litigation by third parties that we infringe their intellectual property rights and we expect claims and litigation with respect to infringement will continue to occur in the future. We are currently in litigation with AirTight Networks and Linex Technologies, each of which alleges that we are infringing their intellectual property. See “Business—Legal Proceedings.”

As our business expands and the number of products and competitors in our market increases and overlaps occur, we expect that infringement claims may increase in number and significance. Any claims or proceedings against us, whether or not meritorious, could be time-consuming, result in costly litigation, require significant amounts of management time or result in the diversion of significant operational resources, any of which could materially and adversely affect our business and operating results.

Intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot be certain that we will be successful in defending ourselves against intellectual property claims. In addition, we currently have a limited portfolio of issued patents compared to our larger competitors, and therefore may not be able to effectively utilize our intellectual property portfolio to assert defenses or counterclaims in response to patent infringement claims or litigation brought against us by third parties. Further, litigation may involve patent holding companies or other adverse patent owners who have no relevant products or revenue and against whom our potential patents provide no deterrence or competitive risk, and many other potential litigants have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims than we could against them. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from distributing certain products or performing certain services. We might also be required to seek a license and pay royalties for the use of such intellectual property, which may not be available on commercially acceptable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful.

Our use of open source software could impose limitations on our ability to commercialize our products.

Our products utilize open source software that contain modules licensed for use from third-party authors under open source licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This could allow our competitors to create similar products with lower development effort and time, and ultimately could result in a loss of product sales for us.

Although we monitor our use of open source software, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis, any of which could materially and adversely affect our business and operating results.

We rely on the availability of third-party licenses. If these licenses are available to us only on less favorable terms or not at all in the future, our business and operating results would be harmed.

We have incorporated third-party licensed technology and intellectual property rights into our products. It may be necessary in the future to renew licenses relating to various aspects of these products or to seek additional licenses for existing or new products. These necessary licenses could be unavailable to us on acceptable terms or at all. The inability to obtain certain licenses or other rights, or to obtain those licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in product releases until such time, if ever, as equivalent technology could be identified, licensed or developed and integrated into our products, which might have a material adverse effect on our business, operating results and financial condition. Moreover, the inclusion in our products of intellectual property licensed from third parties on a nonexclusive basis could limit our ability to protect our proprietary rights in our products.

Risks Related to this Offering and Ownership of Our Common Stock

The price of our common stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering may fluctuate substantially and may be lower than the initial public offering price. The trading price of our common stock following this offering will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock, since you might not be able to sell your shares at or above the price you paid in this offering.

Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of high technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders;

•

failure of financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;

•	public analyst or investor reaction to our press releases, other public announcements and filings with the Securities and Exchange Commission;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our operating results;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or our products, or third-party proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any major changes in our management or our Board;

•	general economic conditions and slow or negative growth of our markets; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of September 30, 2013, upon completion of this offering, we will have         shares of common stock outstanding (including 216,497 unvested shares subject to repurchase), assuming no exercise of our outstanding options after September 30, 2013.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

As a result of the lock-up and market stand-off agreements described in the section of this prospectus captioned “Shares Eligible for Future Sale,”                  shares will be available for sale in the public market at various times as follows, subject to the provisions of Rules 144 and 701 of the Securities Act: (i)                  shares will be immediately available for sale on the date of this prospectus and (ii)                  shares will be eligible for sale at various times beginning more than 180 days after the date of this prospectus. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion, release all or some portion of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, or the perception that such sales may occur, or early release of these agreements, could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

We may issue our shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

In addition, holders of up to approximately 28,936,630 shares of our common stock (which includes 470,251 shares of our common stock issuable upon the exercise of our outstanding convertible preferred stock warrants but does not include up to an aggregate of 63,455 shares of our convertible preferred stock, which may be issued pursuant to an outstanding warrant in the event of a draw down of our term loan facility), or 80.5% of our total outstanding common stock, based on shares outstanding as of September 30, 2013, will be entitled to rights with respect to registration of these shares under the Securities Act pursuant to our Fourth Amended and Restated Investors’ Rights Agreement, which we refer to as our Investors’ Rights Agreement. If these holders of our common stock, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our common stock. If we file a registration statement for the purpose of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Sales of substantial amounts of our common stock in the public market following the release of the lock-up or otherwise, or the perception that these sales could occur, could cause the market price of our common stock to decline.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, our directors and executive officers and stockholders holding more than 5% of our capital stock and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding common stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see “Principal Stockholders.”

Certain provisions in our charter documents and under Delaware law could limit attempts by our stockholders to replace or remove members of our Board or current management and may adversely affect the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, each as will be effective upon completion of this offering, may have the effect of delaying or preventing a change of control or changes in our Board or management. These provisions include the following:

•

our Board has the right to elect directors to fill a vacancy created by the expansion of the Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board;

•

our stockholders may not act by written consent or call special stockholders’ meetings; as a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions other than at annual stockholders’ meetings or special stockholders’ meetings called by the Board, the chair of the Board, the chief executive officer or the president;

•	our directors may only be removed for cause, which would delay the replacement of a majority of our Board;

•	our Board is staggered in three tiers, with directors serving for three years, which could impede an acquiror from rapidly replacing our existing directors with its own slate of directors;

•	our certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to our Board or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company; and

•

our Board may issue, without stockholder approval, shares of undesignated preferred stock; the ability to issue undesignated preferred stock makes it possible for our Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the Board has approved the transaction. Our Board could rely on Delaware law to prevent or delay an acquisition of us. See “Description of Capital Stock-Anti-Takeover Effect of Delaware Law and Our Certificate of Incorporation and Bylaws.”

Our directors are entitled to accelerated vesting of their stock options pursuant to the terms of their employment arrangements or option grants upon a change of control of our Company, and our executive officers in the event their employment is actually or constructively terminated in the context of a change of control. In addition to the arrangements currently in place with some of our executive officers, we may enter into similar arrangements in the future with other officers. Such arrangements could delay or discourage a potential acquisition of our Company.

No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market or active private market for our common stock. Although we have applied to list our common stock on the New York Stock Exchange, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If financial or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding our stock price, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering, based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $             per share, the difference between the price per share you pay for our common stock and its pro forma net tangible book value per share as of             after giving effect to the issuance of shares of our common stock in this offering and assuming an initial public offering price of $             per share, which is the midpoint of the offering price range listed on the cover page of this prospectus. See “Dilution” for more information.

We believe our long-term value as a company will be greater if we focus on growth instead of profitability.

Part of our business strategy is to focus on our long-term growth, and in the near term to focus on such growth instead of focusing on profitability. As a result, our profitability may be lower in the near term than it would be if our strategy was to maximize short-term profitability. Expenditures on expanding our research and development efforts, sales and market efforts, infrastructure and other such investments may not ultimately grow our business or cause long-term profitability. If we are ultimately unable to achieve profitability at the level anticipated by analysts and our stockholders, our stock price may decline.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

We intend to use a significant portion of the net proceeds from this offering for general corporate purposes, which may include expansion of our sales and marketing and research and development efforts, working capital, capital expenditures and potential acquisitions of, or investments in, complementary businesses, products and technologies. However, we do not have more specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. We could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

We do not intend to pay dividends and under our loan agreements with our lenders we are not permitted to pay dividends. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

Pursuant to our revolving and term loan credit facilities, we are restricted from paying dividends while these facilities are in place. Moreover, we have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our Board. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We are an “Emerging Growth Company,” and any decision on our part to comply only with certain reduced disclosure requirements applicable to Emerging Growth Companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting or compliance requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years after the completion of this offering, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have total annual gross revenue of $1 billion or more during any fiscal year before that time, we would cease to be an “emerging growth company” as of the end of that fiscal year. If we issue more than $1 billion in non-convertible debt in a three-year period we would cease to be an “emerging growth company” immediately. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan” “expect,” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

These forward-looking statements include, but are not limited to, statements concerning the following:

•	our ability to maintain an adequate rate of revenue growth;

•	our expectations that our operating results may continue to fluctuate significantly in the future;

•	our ability to maintain our existing channel relationships and develop new relationships;

•	our ability to consolidate and re-negotiate our manufacturing relationships;

•	our business plan and our ability to effectively manage our growth;

•	costs associated with defending intellectual property infringement and other claims, such as those claims discussed in “Business—Legal Proceedings”;

•	our ability to attract and retain end-customers;

•	our ability to further penetrate our existing customer base;

•	our ability to timely and effectively scale and adapt our existing technology;

•	our ability to innovate new products and bring them to market in a timely manner;

•	our ability to expand internationally;

•	the effects of increased competition in our market and our ability to compete effectively;

•	the effects of seasonal trends on our results of operations;

•	our expectations concerning relationships with third parties;

•	our intentions to use the net proceeds received from the offering primarily for general corporate purposes;

•	our expectations to dedicate significant resources to research and development efforts;

•	the attraction and retention of qualified employees and key personnel;

•	our ability to maintain, protect and enhance our brand and intellectual property; and

•	future acquisitions of or investments in complementary companies, products, services or technologies.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus, and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including Dell’Oro Group and Infonetics, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of              shares of common stock in this offering will be approximately $         million, or $         million if the underwriters’ option to purchase additional shares is exercised in full. This estimate assumes an initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting our estimate of the underwriting discounts and commissions and offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our estimate of the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting our estimate of the underwriting discounts and commissions and offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, increase our capitalization and financial flexibility and create a public market for our stock. We currently intend to use the net proceeds we receive from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, research and development activities, general and administrative matters and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. In addition, we may also use a portion of the net proceeds for the acquisition of, or investment in, businesses, products, services, or technologies that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. We also may use a portion of the net proceeds to pay down certain existing debt obligations, although we have no current intent to do so.

We will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds we receive from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. Our various credit facilities currently restrict our ability to pay dividends while these facilities remain outstanding. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our Board in accordance with applicable law and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization each as of September 30, 2013 on:

•	an actual basis;

•

a pro forma basis, which reflects the automatic conversion of all outstanding shares of our convertible preferred stock into 28,466,379 shares of common stock, the related reclassification of the convertible preferred stock warrant liability to additional paid-in capital and the effectiveness of our amended and restated certificate of incorporation as of immediately prior to the completion of this offering, as if such conversion had occurred and our amended and restated certificate of incorporation had become effective on September 30, 2013; and

•

a pro forma as adjusted basis, which reflects the pro forma adjustments and the sale of shares of common stock by us in this offering, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting our estimate of the underwriting discounts and commissions and offering expenses payable by us.

The unaudited pro forma as adjusted information below is illustrative only, and cash and cash equivalents, total stockholders’ deficit and total capitalization following the completion of our initial public offering, will each be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

You should read this table in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	As of September 30, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(In thousands, except share and per share data)
Cash and cash equivalents	$33,887	$33,887	$

Total debt	10,000	10,000
Convertible preferred stock warrant liability	3,659	—		—
Stockholders’ equity:
Convertible preferred stock, par value of $0.001 per share, 29,536,358 shares authorized, 27,861,009 shares issued and outstanding (actual); no shares issued or outstanding (pro forma and pro forma as adjusted)	69	—		—
Common stock, par value of $0.001 per share, 52,800,000 shares authorized, 7,246,133 shares issued and outstanding (actual); 35,712,512 shares issued and outstanding (pro forma); and shares authorized, shares issued and outstanding (pro forma as adjusted)	18	89
Additional paid-in capital	114,629	118,286
Accumulated deficit	(112,540)	(112,540)

Total stockholders’ equity	2,176	5,835

Total capitalization	$15,835	$15,835	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) each of the pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting our estimate of the underwriting discounts and commissions and offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization would increase by $             million, after deducting our estimate of the underwriting discounts and commissions and offering expenses payable by us, and we would have              shares of our common stock issued and outstanding, pro forma as adjusted.

The table above excludes the following shares:

•	8,001,418 shares of our common stock issuable upon the exercise of options outstanding as of September 30, 2013, with a weighted-average exercise price of $4.84 per share;

•	468,600 shares of our common stock issuable upon the exercise of options granted after September 30, 2013 through January 31, 2014 with a weighted-average exercise price of $10.45 per share;

•

470,251 shares of our common stock issuable upon the exercise of convertible preferred stock warrants outstanding as of September 30, 2013, with a weighted-average exercise price of $3.19 per share and 6,799 shares of common stock issuable upon the exercise of a convertible preferred stock warrant issuable after September 30, 2013 with an exercise price of $11.03 per share;

•

45,324 shares of our common stock reserved for future issuance in connection with our convertible preferred stock warrant to be issued upon the draw-down of the remainder of the term loan facility we entered into in August 2013, with an exercise price of $11.03 per share;

•	80,232 shares of our common stock issued after September 30, 2013, with a purchase price of $11.05 per share; and

•

3,210,463 shares of our common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 810,463 shares of common stock reserved for future issuance under our 2006 Global Share Plan as of January 31, 2014 (which gives effect to increases in shares of common stock reserved for issuance under our 2006 Global Share Plan after September 30, 2013), which shares will be added to the shares to be reserved under our 2014 Equity Incentive Plan (ii) 2,000,000 shares of common stock to be reserved for future issuance under our 2014 Equity Incentive Plan upon the completion of the offering, (iii) 400,000 shares of common stock to be reserved for future issuance under our 2014 Employee Stock Purchase Plan upon the completion of the offering, and (iv) shares that become available under our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan, pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our pro forma net tangible book value as of September 30, 2013 was $5.1 million, or $0.14 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of September 30, 2013, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into common stock and the related reclassification of the convertible preferred stock warrant liability to additional paid-in capital immediately prior to the closing of this offering.

After giving effect to the sale of                  shares of common stock in our initial public offering at an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting our estimate of the underwriting discounts and commissions and offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2013 would have been $             million, or $             per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing stockholders, and an immediate dilution of $             per share to investors purchasing shares in this offering.

The following table illustrates this per share dilution.

Assumed initial offering price per share			$
Pro forma net tangible book value per share as of September 30, 2013		$0.14
Increase in pro forma net tangible book value per share allocable to investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to investors in this offering	$		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after giving effect to our initial public offering would be $             per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $             per share.

The following table summarizes, as of September 30, 2013, the differences between the number of shares of our common stock purchased from us, after giving effect to the conversion of our convertible preferred stock into common stock, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing shares in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting our estimate of the underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
				(In thousands)
Existing stockholders	35,929,009		%	$115,392		%	$3.21
New investors

Total

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) total consideration paid by new investors by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after our initial public offering.

The above table and discussions are based on 35,929,009 shares of our common stock outstanding as of September 30, 2013 (including 216,497 unvested shares subject to repurchase), and exclude the following shares:

•	8,001,418 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2013, with a weighted-average exercise price of $4.84 per share;

•	468,600 shares of common stock issuable upon the exercise of options granted after September 30, 2013 through January 31, 2014 with a weighted-average exercise price of $10.45 per share;

•

470,251 shares of common stock issuable upon the exercise of convertible preferred stock warrants outstanding as of September 30, 2013, with a weighted-average exercise price of $3.19 per share and 6,799 shares of common stock issuable upon the exercise of a convertible preferred stock warrant issuable after September 30, 2013 with an exercise price of $11.03 per share;

•

45,324 shares of our common stock reserved for future issuance in connection with our convertible preferred stock warrant to be issued upon the draw-down of the remainder of the term loan facility we entered into in August 2013, with an exercise price of $11.03 per share;

•	80,232 shares of our common stock issued after September 30, 2013, with a purchase price of $11.05 per share; and

•	3,210,463 shares of our common stock which are reserved or we anticipate will be reserved for future issuance under our equity compensation plans.

To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and our new investors would own    % of the total number of shares of our common stock outstanding upon the completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012, and the consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2010 have been derived from audited financial statements, which are not included in this prospectus. The selected consolidated statement of operations data for the nine months ended September 30, 2012 and 2013, and the consolidated balance sheet data as of September 30, 2013, respectively, have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and the results in the nine months ended September 30, 2013 are not necessarily indicative of results to be expected for the full year or for any other period. You should read the following selected consolidated financial data below in conjunction with the sections titled “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Product	$15,607	$31,846	$66,631	$47,326	$70,296
Software subscriptions and service(1)	—	2,110	4,584	3,082	6,567

Total revenue	15,607	33,956	71,215	50,408	76,863
Cost of revenue(2):
Product	7,125	12,049	24,203	17,201	22,866
Software subscriptions and service	—	1,544	1,797	1,187	2,956

Total cost of revenue	7,125	13,593	26,000	18,388	25,822

Gross profit	8,482	20,363	45,215	32,020	51,041

Operating expenses:
Research and development(2)	5,492	9,595	16,081	11,178	18,941
Sales and marketing(2)	10,835	22,396	42,765	29,657	42,011
General and administrative(2)	1,791	2,953	8,521	5,062	12,673

Total operating expenses	18,118	34,944	67,367	45,897	73,625

Operating loss	(9,636)	(14,581)	(22,152)	(13,877)	(22,584)
Interest income	23	17	10	2	9
Interest expense	(1,265)	(260)	(221)	(111)	(342)
Other income (expense), net	(894)	87	(2,036)	(1,629)	(2,173)

Loss before income taxes	(11,772)	(14,737)	(24,399)	(15,615)	(25,090)
Provision for income taxes	—	(64)	(339)	(149)	(343)

Net loss	$(11,772)	$(14,801)	$(24,738)	$(15,764)	$(25,433)

Net loss per share allocable to common stockholders, basic and diluted(3)	$(2.54)	$(2.87)	$(4.20)	$(2.72)	$(3.80)

Weighted-average shares used in computing net loss per share allocable to common stockholders, basic and diluted(3)	4,633,726	5,153,514	5,884,751	5,797,730	6,697,890

Pro forma net loss per share allocable to common stockholders, basic and diluted(3)			$(0.72)		$(0.68)

Weighted-average shares used in computing pro forma net loss per share allocable to common stockholders, basic and diluted(3)			31,879,158		34,359,807

(1)	Software subscriptions and service revenue for the year ended December 31, 2010 was not significant.

(2)	Includes stock-based compensation as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Cost of revenue	$2	$29	$13	$8	$37
Research and development	57	123	264	177	540
Sales and marketing	103	200	483	274	943
General and administrative	31	155	346	191	985

Total stock-based compensation	$193	$507	$1,106	$650	$2,505

(3)	See Note 12 to our audited consolidated financial statements for an explanation of the method used to calculate our actual and pro forma basic and diluted net loss per share allocable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

The following table sets forth our selected consolidated balance sheet data:

	As of December 31,			As of September 30, 2013
	2010	2011	2012
	(In thousands)
Cash and cash equivalents	$5,755	$14,540	$29,585	$33,887
Working capital	4,046	13,836	29,774	15,786
Total assets	10,954	27,215	54,873	60,631
Total deferred revenue	1,922	4,237	16,704	26,525
Total debt	2,599	799	10,000	10,000
Convertible preferred stock warrant liability	1,879	1,490	3,352	3,659
Total stockholders’ equity	1,162	12,333	11,555	2,176

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Key Financial Metrics:
Total revenue	$15,607	$33,956	$71,215	$50,408	$76,863
Total deferred revenue at period end(1)	1,922	4,237	16,704	12,272	26,525
Cash used in operating activities	(10,260)	(12,820)	(15,629)	(10,083)	(6,423)
Adjusted Gross Profit Percentage (non-GAAP)(2)	54.4%	60.1%	63.8%	63.8%	66.6%
Adjusted Operating Loss (non-GAAP)(2)	(9,443)	(14,060)	(20,884)	(13,105)	(19,957)
Adjusted Operating Loss Percentage (non-GAAP)(2)	(60.5)%	(41.4)%	(29.3)%	(26.0)%	(26.0)%
Adjusted Net Loss (non-GAAP)(2)	(10,765)	(14,362)	(21,608)	(13,531)	(20,803)

(1)	Our deferred revenue consists of amounts that have either been invoiced or prepaid but that have not yet been recognized as revenue as of the period end. The vast majority of our deferred revenue consists of the unrecognized portion of revenue from sales of our post-contract customer support, or PCS, contracts and sales of our software delivered as a service, or SAAS. Further, a portion of our deferred revenue is related to product sales that have not yet been shipped to the end-customer.
(2)	Our Adjusted Key Financial Metrics (Non-GAAP) have been adjusted to remove certain non-cash items. See “—Non-GAAP Financial Measures” below for more information on the uses and limitations of our non-GAAP financial measures and a reconciliation of Adjusted Gross Profit to gross profit, Adjusted Operating Loss to operating loss and Adjusted Net Loss to net loss, the most directly comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP.

Non-GAAP Financial Measures

We regularly review Adjusted Gross Profit Percentage, Adjusted Operating Loss, Adjusted Operating Loss Percentage and Adjusted Net Loss, which are non-GAAP financial metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

Adjusted Gross Profit Percentage

To provide investors with additional information regarding our financial results, we have disclosed Adjusted Gross Profit Percentage in the key financial metrics table above and within this prospectus. Adjusted Gross Profit Percentage is a non-GAAP financial measure. We calculate Adjusted Gross Profit Percentage as Adjusted Gross Profit divided by total revenue. We define Adjusted Gross Profit as our gross profit adjusted to exclude stock-based compensation and the amortization of acquired intangible assets. We have provided a reconciliation below of Adjusted Gross Profit to gross profit, the most directly comparable GAAP financial measure.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Gross profit	$8,482	$20,363	$45,215	$32,020	$51,041
Stock-based compensation	2	29	13	8	37
Amortization of acquired intangible assets	—	14	162	122	122

Adjusted Gross Profit	$8,484	$20,406	$45,390	$32,150	$51,200

Adjusted Operating Loss and Adjusted Operating Loss Percentage

To provide investors with additional information regarding our financial results, we have disclosed Adjusted Operating Loss in the key financial metrics table above and within this prospectus. Adjusted Operating Loss is a non-GAAP financial measure. We define Adjusted Operating Loss as our operating loss adjusted to exclude stock-based compensation and the amortization of acquired intangible assets. We calculate Adjusted Operating Loss Percentage as Adjusted Operating Loss divided by total revenue. We have provided a reconciliation below of Adjusted Operating Loss to operating loss, the most directly comparable GAAP financial measure.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Operating loss	$(9,636)	$(14,581)	$(22,152)	$(13,877)	$(22,584)
Stock-based compensation	193	507	1,106	650	2,505
Amortization of acquired intangible assets	—	14	162	122	122

Adjusted Operating Loss	$(9,443)	$(14,060)	$(20,884)	$(13,105)	$(19,957)

Adjusted Net Loss

To provide investors with additional information regarding our financial results, we have disclosed Adjusted Net Loss in the key financial metrics table above and within this prospectus. Adjusted Net Loss is a non-GAAP financial measure. We define Adjusted Net Loss as our net loss adjusted to exclude stock-based compensation, the amortization of acquired intangible assets and the periodic fair value remeasurements related to our convertible preferred stock warrants. We have provided a reconciliation below of Adjusted Net Loss to net loss, the most directly comparable GAAP financial measure.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Net loss	$(11,772)	$(14,801)	$(24,738)	$(15,764)	$(25,433)
Stock-based compensation	193	507	1,106	650	2,505
Amortization of acquired intangible assets	—	14	162	122	122
Periodic remeasurement of convertible preferred stock warrants	814	(82)	1,862	1,461	2,003

Adjusted Net Loss	$(10,765)	$(14,362)	$(21,608)	$(13,531)	$(20,803)

We have included Adjusted Gross Profit Percentage, Adjusted Operating Loss, Adjusted Operating Loss Percentage and Adjusted Net Loss in this prospectus, because they are key measures used by our management and Board to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short- and long-term operating plans. In particular, the exclusion of stock-based compensation, amortization of intangible assets acquired as part of any acquisition, and the periodic fair value remeasurements related to our convertible preferred stock warrants, can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted Operating Loss and Adjusted Net Loss provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and our Board.

Adjusted Gross Profit Percentage, Adjusted Operating Loss, Adjusted Operating Loss Percentage and Adjusted Net Loss have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. As non-GAAP measures, Adjusted Gross Profit, Adjusted Gross Profit Percentage, Adjusted Operating Loss, Adjusted Operating Loss Percentage and Adjusted Net Loss have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Some of these limitations are:

•	the non-GAAP measures do not consider the dilutive impact of stock-based compensation, which is an ongoing expense for us;

•

although amortization is a non-cash charge, the assets being amortized often will have to be replaced in the future, and Adjusted Gross Profit Percentage, Adjusted Operating Loss, Adjusted Operating Loss Percentage and Adjusted Net Loss do not reflect any cash requirement for such replacements;

•	Adjusted Net Loss does not reflect the periodic fair value remeasurements related to our convertible preferred stock warrants; and

•	other companies, including companies in our industry, may calculate these non-GAAP measures differently, which reduces their usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted Gross Profit Percentage, Adjusted Operating Loss, Adjusted Operating Loss Percentage and Adjusted Net Loss only together with other financial performance measures, including various cash flow metrics, net loss and our other GAAP results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Company Overview

We have designed and developed a leading cloud-managed mobile networking platform that enables enterprises to deploy a mobile-centric network edge. The network edge is the point at which devices access the enterprise network. Managing the network edge is becoming more complex because of the proliferation of mobile devices and the ways in which such devices are used in business. Increasingly, employees and clients are using Wi-Fi-enabled smartphones, tablets, laptops and other mobile devices instead of desktop computers for mission-critical business applications. As the difficulty and complexity of managing the network edge expands, our platform offers cost-efficiency, scalability, reliability, manageability and ease-of-deployment and use. Additionally, our platform gives end-customers context-based visibility and policy enforcement, providing a high level of intelligence to the network. Our hardware products include intelligent access points, routers and switches. These products are managed by our Cloud Services Platform which delivers cloud-based network management and mobility applications giving end-customers a single, unified and contextual view of the entire network edge.

We derive revenue by selling our hardware products and related software subscriptions and services, which together comprise our cloud-managed networking platform. Our product revenue consists of revenue from sales of our hardware products, which includes wireless access points, branch routers and switches, all of which are embedded with our proprietary operating system, HiveOS, and perpetual licenses of our unified network management system, HiveManager, and other software applications, as well as related accessories. Our software subscriptions and service revenue consists of revenue from sales of our service offerings that are delivered over a specified term. These offerings primarily include post-contract customer support, or PCS, related to our perpetual software licenses and subscriptions to HiveManager and other software applications delivered as a service, or SAAS, including related customer support.

We sell our products and software subscriptions and services to the licensees of our products and software subscriptions and services. We define end-customers as the licensees of our products and services. When our end-customers purchase new hardware products, they are generally required to purchase a software license for every hardware unit, either as a perpetual license with PCS or as a SAAS license with a one-, three- or five-year term. Both our PCS and SAAS offerings include updates and upgrades of our software applications and our HiveOS operating system that is embedded in our hardware.

We maintain a field sales force that works to develop sales with our channel partners, which include value-added distributors, or VADs, and value-added resellers, or VARs. Our channel partners purchase our products and services from us at a discount to our list prices and then resell them to our end-customers. Substantially all of our sales within North America are made through VARs. Under this model, we sell our products and services to our VARs, which in turn sell our products and services to our end-

customers. We sell to VARs upon identification of a specified end-customer. All of our sales outside of North America, as well as a portion of our sales within North America, are made through VADs. Under this model, we sell our products and services to our VADs, which in turn sell our products and services to VARs, which then sell our products and services to our end-customers. We typically sell to VADs upon identification of a specified end-customer. In some cases, however, our VADs purchase inventory from us for stocking and subsequently receive an order from an end-customer. Our agreements with our VADs allow for stocking of our products in their inventory, and provide related price protection or rebates, as well as limited rights of return for stock rotation.

We had approximately 11,500 end-customers in over 36 countries as of September 30, 2013. Our end-customers represent a broad range of industry verticals, including K-12 and higher education, healthcare, retail and distributed enterprises. During the year ended December 31, 2012, 67% of our total revenue was generated from the Americas, 27% from the EMEA, and 6% from APAC.

We outsource the manufacturing of all of our products to contract manufacturers. We outsource the warehousing and delivery of our products to a third-party logistics provider for worldwide fulfillment. We perform quality assurance and testing at our Sunnyvale, California facilities.

We have experienced rapid revenue growth in recent periods. In 2010, 2011 and 2012, our total revenue was $15.6 million, $34.0 million and $71.2 million, respectively, representing year-over-year growth of 118% for 2011 and 110% for 2012. For the nine months ended September 30, 2012 and 2013, our total revenue was $50.4 million and $76.9 million, respectively, representing period-over-period growth of 52%. In 2010, 2011 and 2012, our net losses were $11.8 million, $14.8 million and $24.7 million, respectively. For the nine months ended September 30, 2012 and 2013, our net losses were $15.8 million and $25.4 million, respectively. We increased the number of our employees from approximately 125 as of December 31, 2010, to approximately 460 as of December 31, 2012 and to 509 as of September 30, 2013. We expect to continue rapidly growing our organization to meet the needs of our customers and to pursue opportunities in new and existing markets. We intend to continue to invest in the development of our innovative technologies and new product offerings to the marketplace, acquire new end-customers in new and existing geographies, and increase penetration within our existing end-customer base. Due to our continuing investments to grow our business, including internationally, in advance of and in preparation for, our expected increase in sales and expansion of our customer base, we are continuing to incur expenses in the near term from which we may not realize any long-term benefit. As a result, we have never achieved profitability and we do not expect to be profitable for the foreseeable future. However, we believe that over the long term, we will be able to leverage these investments in the form of a higher revenue growth rate compared to the growth rate of our operating expenses.

Opportunities and Challenges

We believe that the growth of our business and our future success are dependent upon many factors, including our ability to continue to develop innovative technologies and provide new product offerings to the marketplace; acquire new end-customers, both in the geographies in which we currently operate as well as in new geographies; and increase penetration within our existing end-customer base.

We operate in the highly competitive wired and wireless network access products market. This market continues to evolve and is characterized by rapid technological innovation. We will need to continue to innovate in order to continue to achieve market adoption of our products and services. For example, we have recently introduced our new product family of hardware switches, which we believe rounds out our portfolio of network access hardware offerings. In addition, our market is currently in the midst of an evolution in related wireless technology standards and protocols. For example, the market is currently initiating a transition in wireless standards from 802.11n to the new 802.11ac standard, which uses new radio hardware to deliver substantially higher wireless performance. As these standards were being developed and finalized, we performed hardware and software development, both internally and with our original design manufacturers, or ODMs, to incorporate these standards into our product offerings. We also developed incremental functionality in our product offerings to take advantage of the changes that these industry standards incorporated. We will need to continue to react and respond to these changes through innovation in order for our business to succeed, and we will incur related research and development expenses as we do that.

We intend to target new end-customers within the industry verticals and geographies in which we currently operate, as well as through expansion into new verticals and geographies. For example, we recently announced new channel partnerships in both China and Japan to further our penetration in the APAC region. Additionally, we have partnered with software application providers to tailor our product offerings for specific verticals such as retail and healthcare, and we intend to continue to pursue such opportunities in other applicable industry verticals. In addition, our ability to successfully expand our end-customer base in new industry verticals and geographies of new end-customers is critical to creating a larger and more diverse end-customer base to which we can offer our current and future products and services.

Our sales efforts take several quarters, and involve educating our potential end-customers about the applications and benefits of our products, including the technical capabilities of our products. Sales to the education industry vertical are an important sales channel for us and can involve an extended sales cycle. In addition, sales to our enterprise customers may involve an extended sales cycle and often initial purchases are small. We attempt to manage these sales cycles through continued diversification of our end-customer base by industry vertical and related purchasing seasonality, deployment maturity and visibility, and the ratio of business from new and existing end-customers.

After the initial sale to a new end-customer, we focus on expanding our relationship with the end-customer. In order for us to continue to grow our total revenue, our end-customers must make additional purchases of our products and services. Additional sales to our existing end-customer base can take the form of incremental sales of products and services, either to complete deployments already started or to deploy additional products into other areas of their business. Our opportunity to expand our end-customer relationships through follow-on sales will increase as we add new end-customers, broaden our product portfolio and enhance product performance and functionality. Follow-on sales lead to increased revenue over the lifecycle of a end-customer relationship and can significantly increase our return on our sales and marketing investments.

Our growth strategy also contemplates increased sales and marketing investments internationally. Newly hired sales and marketing personnel require several months to establish new relationships and become productive. In addition, sales teams in international regions will attempt to sell into industry verticals and to end-customers that may not be familiar with our products and services. All of these factors will affect sales productivity. We attempt to manage our overall sales productivity through the timing of the introduction of new territories or the splitting of existing territories, the number and timing of new vertical penetration and the allocation of related headcount and go-to-market resources.

Lastly, we expect to continue to derive the majority of our sales through our channel partners. Our channel partners will play a significant role in our future growth as they identify new end-customers and expand our sales to existing end-customers. We plan to continue to invest in our network of channel partners to increase sales to existing end-customers, enable our channel partners to reach new end-customers and provide services and support effectively. All of these efforts will require us to continue to make significant sales and marketing investments.

Key Financial Metrics

We regularly review the following key financial metrics to evaluate growth trends in our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our key financial metrics include non-GAAP financial metrics. Please refer to “Selected Consolidated Financial Data—Non-GAAP Financial Measures” in this prospectus for a discussion of the limitations of Adjusted Gross Profit Percentage, Adjusted Operating Loss, Adjusted Operating Loss Percentage and Adjusted Net Loss.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Total revenue	$15,607	$33,956	$71,215	$50,408	$76,863
Total deferred revenue at period end	1,922	4,237	16,704	12,272	26,525
Cash used in operating activities	(10,260)	(12,820)	(15,629)	(10,083)	(6,423)
Adjusted Gross Profit Percentage (non-GAAP)	54.4%	60.1%	63.8%	63.8%	66.6%
Adjusted Operating Loss (non-GAAP)	(9,443)	(14,060)	(20,884)	(13,105)	(19,957)
Adjusted Operating Loss Percentage (non-GAAP)	(60.5)%	(41.4)%	(29.3)%	(26.0)%	(26.0)%
Adjusted Net Loss (non-GAAP)	(10,765)	(14,362)	(21,608)	(13,531)	(20,803)

Deferred Revenue.    Our deferred revenue consists of amounts that have either been invoiced or prepaid but that have not yet been recognized as revenue as of the period end. We consider deferred revenue to be a key financial metric, because it represents a significant portion of the revenue that we expect to recognize in future periods. In addition, we monitor the change in our deferred revenue balance, which, taken together with revenue, is an indication of sales activity in a given period. The vast majority of our deferred revenue comprises expected software subscriptions and service revenue, primarily for PCS and SAAS, which we recognize ratably over the service term. Of our deferred product revenue, the majority comprises hardware products that we have shipped to our VADs in advance of shipment to our end-customers. We have provided a tabular reconciliation below of current and non-current deferred revenue:

	As of December 31,			As of September 30, 2013
	2010	2011	2012
	(In thousands)
Product	$—	$333	$3,788	$3,990
Software Subscriptions and Service	1,921	3,904	12,916	22,535

Total deferred revenue	1,921	4,237	16,704	26,525

Less: current portion of deferred revenue	1,119	2,424	9,204	13,484

Non-current portion of deferred revenue	$802	$1,813	$7,500	$13,041

Components of Consolidated Statements of Operations

Revenue

We generate revenue from the sales of our products and services. As discussed further in “—Critical Accounting Policies and Estimates—Revenue Recognition” below, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

Our total revenue comprises the following:

Product Revenue.    Our product revenue consists of revenue from sales of our hardware products, which include wireless access points, branch routers, and switches, all of which are embedded with our proprietary operating system, HiveOS, and perpetual licenses of our unified network management system, HiveManager, and other software applications, as well as related accessories. We recognize product revenue at the time of shipment, provided that all other revenue recognition criteria have been met. For our VAD arrangements in which our VADs stock inventory, we recognize revenue when our VADs have shipped the products to our end-customers (or to VARs that have identified end-customers).

Software Subscriptions and Service Revenue.    Our software subscriptions and service revenue consists of revenue from sales of our software subscriptions and service offerings that we deliver over a specified term. These offerings primarily include PCS related to our perpetual software licenses and subscriptions to HiveManager and other software applications delivered as SAAS, including related customer support, and from subsequent renewals of those contracts. Our PCS includes tiered maintenance and support services under renewable, fee-based maintenance and support contracts, which include technical support, bug fixes, access to priority hardware replacement service and unspecified upgrades on a when-and-if available basis. Our SAAS subscriptions include comparable maintenance and support services. The higher the percentage of our end-customers that purchase SAAS subscriptions as opposed to PCS, the higher our software subscriptions and service revenue will be as a percentage of our total revenue. We recognize software subscriptions and service revenue ratably over the term of the contract, which is typically one, three or five years. As a result, our recognition of software subscriptions and service revenue lags our recognition of related product revenue.

Our business has historically experienced seasonality. As a result, our total revenue typically fluctuates from quarter to quarter, which often affects the comparability of our results between periods. Our total revenue has historically increased significantly in the second quarter compared to the first quarter, primarily due to the impact of increased seasonal demand by end-customers in the education vertical, which has historically carried over to our third quarter. Demand in the education vertical tends to be weakest in the fourth quarter. We also historically have seen an increase in end-of-year purchases by enterprise customers in our fourth quarter, which we believe is mainly due to a desire to complete purchases within their calendar year budget cycle. Our total revenue decreased from our fourth quarter of 2012 to the first quarter of 2013 due to seasonal buying patterns and budget cycles within both our education vertical and general enterprise end-customers. While we believe that these seasonal trends have affected and will continue to affect our quarterly results, our rapid growth has largely masked these seasonal trends to date. We believe that our business may become more seasonal in the future. Historical patterns in our business may not be a reliable indicator of our future sales activity or performance.

Cost of Revenue

Our cost of revenue include the following:

Cost of Product Revenue.    Our cost of product revenue primarily includes manufacturing costs of our products payable to third-party manufacturers. Our cost of product revenue also includes personnel costs, including stock-based compensation, shipping costs, third-party logistics costs, provisions for excess and obsolete inventory, warranty and replacement costs, the depreciation and amortization of testing and imaging equipment, inbound license fees, certain allocated facilities and information technology infrastructure costs, and other expenses associated with logistics and quality control.

Cost of Software Subscriptions and Service Revenue.    Our cost of software subscriptions and service revenue primarily includes personnel costs, including stock-based compensation, certain allocated facilities information technology infrastructure costs and costs associated with our provision of PCS and SAAS. Our cost of software subscriptions and service revenue also includes datacenter costs.

Gross Profit

Our gross profit has been and will continue to be affected by a variety of factors, including product shipment volumes, average sales prices of our products, the mix of revenue between products and software subscriptions and service, and the mix of hardware products sold, because our hardware products have varying gross margins depending on the product offering and the lifecycle of the product. Historically, our software subscriptions and service gross margin has been lower than our product gross margin; however, we expect our software subscriptions and service gross margin to increase over the long term because we expect our software subscriptions and service revenue to increase more quickly than our cost of software subscriptions and service revenue. We expect our gross margin to increase modestly over the long term, but it may decrease over time in the event we experience additional competitive pricing pressure. We also expect that our gross margin will fluctuate from period to period depending on the factors described above.

Operating Expenses

Our operating expenses include the following:

Research and Development.    Our research and development expenses consist primarily of personnel costs, including bonuses, stock-based compensation and travel expenses for employees engaged in research, design and development activities. Research and development expenses also include costs for prototype-related expenses, product certification, consulting services, depreciation and certain allocated facilities and information technology infrastructure costs. We believe that continued investment in research and development is important to attaining our strategic objectives.

We expect our research and development expenses to continue to increase in absolute dollars for the foreseeable future as we continue to invest in the development of our products and services. However, we expect our research and development expenses to decrease modestly as a percentage of our total revenue over the long term, although our research and development expenses may fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our research and development expenses.

Sales and Marketing.    Our sales and marketing expenses consist primarily of personnel costs, including commission costs, stock-based compensation, recruiting fees and travel expenses for employees engaged in sales and marketing activities. Commission expenses in any given period are based on completed contracts, which may not result in revenue in the period in which they are incurred. Sales and marketing expenses also include the cost of trade shows, marketing programs, promotional materials, demonstration equipment, consulting services, depreciation and certain allocated facilities and information technology infrastructure costs.

We expect our sales and marketing expenses to continue to increase in absolute dollars as we increase the size of our sales and marketing organization and expand into new markets. However, we expect our sales and marketing expenses to decrease modestly as a percentage of our total revenue over the long term, although our sales and marketing expenses may fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our sales and marketing expenses.

General and Administrative.    Our general and administrative expenses consist primarily of personnel costs, including bonuses, stock-based compensation and travel expenses for our executive, finance, human resources, legal and operations employees, as well as compensation for our Board.

General and administrative expenses also include fees for outside consulting, legal, audit and accounting service and insurance, as well as depreciation and certain allocated facilities and information technology infrastructure costs.

We expect our general and administrative expenses to increase in absolute dollars following the completion of this offering due to the additional legal, accounting, insurance, investor relations and other costs that we will incur as a public company, as well as other costs associated with growing our business. However, we expect our general and administrative expenses to decrease modestly as a percentage of our total revenue over the long term, although our general and administrative expenses may fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our general and administrative expenses.

Interest Expense

Our interest expense consists primarily of interest on our indebtedness. See Note 6 of our consolidated financial statements included elsewhere in this prospectus for more information about our debt.

Other Income (Expense), Net

Our other income (expense), net consists primarily of the impact of fair value adjustments for our convertible preferred stock warrants and gains and losses from foreign currency exchange transactions. We will continue to record adjustments to the fair value of the warrants until they are exercised, converted into warrants to purchase common stock or expire, at which time the warrants will no longer be remeasured at each balance sheet date. As a result, for periods prior to the completion of this offering we expect our other income (expense) net to increase. However, at the closing of this offering, we will reclassify the then-current aggregate fair value of these warrants from liabilities to additional paid-in capital and we will cease to record any related fair value adjustments.

Provision for Income Taxes

Our provision for income taxes consists primarily of foreign tax expense due to our cost-plus agreements with our foreign entities, which guarantee foreign entities a profit, and to a lesser extent federal and state income tax expense. As of December 31, 2012 and September 30, 2013, respectively, we maintained a full valuation allowance against our domestic deferred tax assets, including net operating loss carryforwards and research and development and other tax credits. We expect our provision for income taxes to increase in absolute dollars in future periods.

Results of Operations

The following table sets forth our results of operations for the periods presented in dollars:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Revenue:
Product	$15,607	$31,846	$66,631	$47,326	$70,296
Software subscriptions and service(1)	—	2,110	4,584	3,082	6,567

Total revenue	15,607	33,956	71,215	50,408	76,863
Cost of revenue(2):
Product	7,125	12,049	24,203	17,201	22,866
Software subscriptions and service	—	1,544	1,797	1,187	2,956

Total cost of revenue	7,125	13,593	26,000	18,388	25,822

Gross profit	8,482	20,363	45,215	32,020	51,041

Operating expenses:
Research and development(2)	5,492	9,595	16,081	11,178	18,941
Sales and marketing(2)	10,835	22,396	42,765	29,657	42,011
General and administrative(2)	1,791	2,953	8,521	5,062	12,673

Total operating expenses	18,118	34,944	67,367	45,897	73,625

Operating loss	(9,636)	(14,581)	(22,152)	(13,877)	(22,584)
Interest income	23	17	10	2	9
Interest expense	(1,265)	(260)	(221)	(111)	(342)
Other income (expense), net	(894)	87	(2,036)	(1,629)	(2,173)

Loss before income taxes	(11,772)	(14,737)	(24,399)	(15,615)	(25,090)
Provision for income taxes	—	(64)	(339)	(149)	(343)

Net loss	$(11,772)	$(14,801)	$(24,738)	$(15,764)	$(25,433)

(1)	Software subscriptions and service revenue for the year ended December 31, 2010 was not significant.
(2)	Includes stock-based compensation as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Cost of revenue	$2	$29	$13	$8	$37
Research and development	57	123	264	177	540
Sales and marketing	103	200	483	274	943
General and administrative	31	155	346	191	985

Total stock-based compensation	$193	$507	$1,106	$650	$2,505

The following table sets forth our results of operations for the periods presented as a percentage of our total revenue:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
Revenue:
Product	100%	94%	94%	94%	91%
Software subscriptions and service	—	6	6	6	9

Total revenue	100	100	100	100	100
Cost of revenue:
Product	46	35	34	34	30
Software subscription and service	—	5	3	2	4

Total cost of revenue	46	40	37	36	34

Gross profit	54	60	63	64	66

Operating expenses:
Research and development	35	28	23	22	25
Sales and marketing	69	66	60	59	55
General and administrative	12	9	12	11	16

Total operating expenses	116	103	95	92	96

Operating loss	(62)	(43)	(32)	(28)	(30)
Interest income	—	—	—	—	—
Interest expense	(8)	(1)	—	—	—
Other income (expense), net	(6)	—	(3)	(3)	(3)

Loss before income taxes	(76)	(44)	(35)	(31)	(33)
Provision for income taxes	—	—	—	—	—

Net loss	(76)%	(44)%	(35)%	(31)%	(33)%

Comparison of the Nine Months Ended September 30, 2012 and 2013

Revenue

	Nine Months Ended September 30,		2012 to 2013
	2012	2013	$ Change	% Change
	(In thousands)
Product	$47,326	$70,296	$22,970	49%
Software subscriptions and service	3,082	6,567	3,485	113%

Total revenue	$50,408	$76,863	$26,455	52%

Revenue by geographic location:
Americas(1)	$35,141	$51,327	$16,186	46%
EMEA	12,684	19,141	6,457	51%
APAC	2,583	6,395	3,812	148%

Total revenue	$50,408	$76,863	$26,455	52%

(1)	The significant majority of the revenue from the Americas is derived from sales in the United States.

Total revenue increased $26.5 million, or 52%, for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. The revenue growth reflects the increasing demand for our product and software subscriptions and service offerings.

The increase in product revenue was primarily the result of an aggregate increase in product unit shipments largely driven by sales of our intelligent access points.

The increase in our software subscriptions and service revenue was primarily related to the increase in sales of PCS and SAAS in connection with our increased sales of our products and an increase in the number of our end-customers, and recognition of deferred revenue during the first nine months of 2013. During the nine months ended September 30, 2013, 69% of our end-customers purchased SAAS as compared to 62% during the nine months ended September 30, 2012, which also contributed to higher software subscriptions and service revenue.

The Americas and EMEA accounted for substantially all of the increase in our total revenue from period to period. Our total revenue increased in these regions during the first nine months of 2013 compared to the prior-year period due to an increase in the size of our sales force, as well as our addition of new channel partners and increased sales by our existing channel partners. Our total number of end-customers increased from approximately 6,100 as of September 30, 2012, to approximately 11,500 as of September 30, 2013.

Cost of Revenue, Gross Profit and Gross Margin

	Nine Months Ended September 30,		2012 to 2013
	2012	2013	$ Change	% Change
	(In thousands)
Product	$17,201	$22,866	$5,665	33%
Software subscriptions and service	1,187	2,956	1,769	149%

Total cost of revenue	$18,388	$25,822	$7,434	40%

Product	$30,125	$47,430	$17,305	57%
Software subscriptions and service	1,895	3,611	1,716	91%

Total gross profit	$32,020	$51,041	$19,021	59%

Product	64%	67%
Software subscriptions and service	61%	55%
Total gross margin	64%	66%

The increase in our cost of product revenue was primarily related to an increase in sales of our products. The increase in our cost of software subscriptions and service revenue was primarily related to an increase in service and support personnel headcount and an increase in datacenter costs.

The increase in our product gross margin was primarily due to our introduction in the latter part of 2012 of newer versions of access points that have higher margins. Our service gross margin decreased from 61% for the nine months ended September 30, 2012 to 55% for the nine months ended September 30, 2013, primarily due to incremental expenses associated with increased service and support personnel headcount and increased datacenter capacity. Our service and support personnel headcount increased from 16 as of September 30, 2012 to 23 as of September 30, 2013.

Operating Expenses

	Nine Months Ended September 30,		2012 to 2013
	2012	2013	$ Change	% Change
	(In thousands)
Research and development	$11,178	$18,941	$7,763	69%
Sales and marketing	29,657	42,011	12,354	42%
General and administrative	5,062	12,673	7,611	150%

Total operating expenses	$45,897	$73,625	$27,728	60%

Research and Development.    The increase in our research and development expenses was primarily attributable to increases in personnel and related costs of $5.8 million, including bonuses and stock-based compensation, as we continued to increase our research and development headcount and our investments in future product and service offerings. The remaining increase was mainly due to higher costs related to prototype-related expenses, consulting services and certain allocated facilities and information technology infrastructure costs. Our research and development headcount increased from 175 as of September 30, 2012 to 216 as of September 30, 2013.

Sales and Marketing.    The increase in our sales and marketing expenses was primarily attributable to increases in personnel and related costs of $11.8 million, including increased commission expenses and travel expenses, as we increased our sales organization as part of our strategy to expand into new geographies and recruit new channel partners. Our sales and marketing headcount increased from 164 as of September 30, 2012 to 202 as of September 30, 2013.

General and Administrative.    The increase in our general and administrative expenses was primarily attributable to higher professional services costs of $4.3 million, which related to audit fees, increased legal fees and finance and accounting consulting fees, in connection with scaling our organization to support increased business activity. Our general and administrative expenses also increased due to higher personnel and related costs of $2.8 million, including stock-based compensation. These increases were partially offset by a decrease in certain allocated facilities and information technology infrastructure costs. Our general and administrative headcount increased from 34 as of September 30, 2012 to 63 as of September 30, 2013.

Interest Expense

	Nine Months Ended September 30,		2012 to 2013
	2012	2013	$ Change	% Change
	(In thousands)
Interest expense	$(111)	$(342)	$(231)	(208)%

The increase in interest expense was due to our borrowing of $10.0 million under our revolving line of credit in the second quarter of 2012.

Other Income (Expense), Net

	Nine Months Ended September 30,		2012 to 2013
	2012	2013	$ Change	% Change
	(In thousands)
Other income (expense), net	$(1,629)	$(2,173)	$(544)	(33)%

Our other income (expense), net increased primarily due to the fair value remeasurements of our convertible preferred stock warrants and gains and losses from foreign currency exchange transactions.

Comparison of the Years Ended December 31, 2010, 2011 and 2012

Revenue

	Year Ended December 31,			2010 to 2011		2011 to 2012
	2010	2011	2012	$ Change	% Change	$ Change	% Change
	(In thousands)
Product	$15,607	$31,846	$66,631	$16,239	104%	$34,785	109%
Software subscriptions and service	—	2,110	4,584	2,110	N/M (1)	2,474	117%

Total revenue	$15,607	$33,956	$71,215	$18,349	118%	$37,259	110%

Revenue by geographic location:
Americas	$11,681	$24,817	$48,009	$13,136	112%	$23,192	93%
EMEA	3,272	7,408	18,853	4,136	126%	11,445	154%
APAC	654	1,731	4,353	1,077	165%	2,622	151%

Total revenue	$15,607	$33,956	$71,215	$18,349	118%	$37,259	110%

(1)	N/M—not meaningful given the insignificant software subscriptions and service revenue in the year ended December 31, 2010.

2011 Compared to 2012.    Total revenue increased $37.2 million, or 110%, for the year ended December 31, 2012, compared to the year ended December 31, 2011. The revenue growth reflects the increasing demand for our product and software subscriptions and service offerings.

The increase in product revenue was primarily the result of an aggregate increase in product unit shipments largely driven by sales of our intelligent access points.

The increase in our software subscriptions and service revenue of $2.5 million was primarily driven by the increase in sales of PCS and SAAS in connection with increased sales of products and an increase in the number of our end-customers, and recognition of deferred revenue. During the year ended December 31, 2012, 63% of our end-customers purchased SAAS as compared to 52% during the year ended December 31, 2011, which also contributed to higher software subscriptions and service revenue.

The Americas and EMEA accounted for the majority of the increase in our total revenue from period to period. Our total revenue increased in these regions during the year ended December 31, 2012, compared to the prior year due to an increase in the size of our sales force, as well as our addition of new channel partners and increased sales by our existing channel partners. Our total number of end-customers increased from approximately 3,000 as of December 31, 2011 to approximately 7,600 as of December 31, 2012.

2010 Compared to 2011.    Total revenue increased $18.3 million, or 118%, for the year ended December 31, 2011, compared to the year ended December 31, 2010. The revenue growth reflects the increasing demand for our product and software subscriptions and service offerings.

The increase in product revenue was primarily the result of an aggregate increase in product unit shipments largely driven by sales of our intelligent access points.

The increase in our software subscriptions and service revenue was primarily driven by the increase in sales of PCS and SAAS in connection with increased sales of our products and an increase in number of our end-customers, and recognition of deferred revenue. During the year ended December 31, 2011, 52% of our end-customers purchased SAAS as compared to 32% during the year ended December 31, 2010, which also contributed to higher software subscriptions and service revenue.

The Americas and EMEA accounted for substantially all of the increase in our total revenue from period to period. Our total revenue increased in these regions during the year ended December 31, 2011, compared to the prior year due to an increase in the size of our sales force, as well as our addition of new channel partners and increased sales by our existing channel partners. Our total number of end-customers increased from approximately 1,100 as of December 31, 2010 to approximately 3,000 as of December 31, 2011.

Cost of Revenue, Gross Profit and Gross Margin

	Year Ended December 31,			2010 to 2011		2011 to 2012
	2010	2011	2012	$ Change	% Change	$ Change	% Change
	(In thousands)
Product	$7,125	$12,049	$24,203	$4,924	69%	$12,154	101%
Software subscriptions and service	—	1,544	1,797	1,544	N/M (1)	253	16%

Total cost of revenue	$7,125	$13,593	$26,000	$6,468	91%	$12,407	91%

Product	$8,482	$19,797	$42,428	$11,315	133%	$22,631	114%
Software subscriptions and service	—	566	2,787	566	N/M (1)	2,221	392%

Total gross profit	$8,482	$20,363	$45,215	$11,881	140%	$24,852	122%

Product	54%	62%	64%
Software subscriptions and service	—	27%	61%

Total gross margin	54%	60%	63%

(1)	N/M - not meaningful.

2011 Compared to 2012.    The increase in our cost of product revenue was primarily related to an increase in sales of our products. The increase in our cost of software subscriptions and service revenue was primarily related to an increase in service and support personnel headcount in the latter part of 2012, and an increase in datacenter costs. Our service and support personnel headcount increased from eight as of December 31, 2011 to 19 as of December 31, 2012.

The increase in our product gross margin was primarily due to our introduction in the latter part of 2012 of newer versions of access points that have higher margins. The increase in our software subscriptions and service gross margin was primarily due to an increase in total PCS and SAAS revenue, which required a lower number of service and support personnel in 2012 compared to 2011.

2010 Compared to 2011.    The increase in our cost of product revenue was primarily related to an increase in sales of our products. The increase in our cost of software subscriptions and service revenue was primarily related to an increase in service and support personnel headcount and an increase in datacenter costs.

The increase in our gross margin was primarily due to our introduction of newer versions of access points that have higher margins. In 2010, we did not present software subscriptions and service revenue and cost of software subscriptions and service revenue separately from product revenue and cost of product revenue because our software subscriptions and service revenue and cost of software subscriptions and service revenue were insignificant.

Operating Expenses

	Year Ended December 31,			2010 to 2011		2011 to 2012
	2010	2011	2012	$ Change	% Change	$ Change	% Change
	(In thousands)
Research and development	$5,492	$9,595	$16,081	$4,103	75%	$6,486	68%
Sales and marketing	10,835	22,396	42,765	11,561	107%	20,369	91%
General and administrative	1,791	2,953	8,521	1,162	65%	5,568	189%

Total operating expenses	$18,118	$34,944	$67,367	$16,826	93%	$32,423	93%

2011 Compared to 2012.    The increase in our research and development expenses was primarily attributable to increases in personnel and related costs and an increase in related allocated facilities and information technology infrastructure costs. Personnel and related costs increased by $5.8 million, including bonuses and stock-based compensation, as we increased our research and development headcount to support continued investment in our future product and service offerings. Our research and development headcount increased from 111 as of December 31, 2011 to 196 as of December 31, 2012.

The increase in our sales and marketing expenses was primarily attributable to increases in personnel and related costs of $15.1 million, including increased commission expenses and travel expenses, as we increased our sales organization as part of our strategy to expand into new geographies and recruit new channel partners. Our sales and marketing headcount increased from 90 as of December 31, 2011 to 194 as of December 31, 2012. Additionally, marketing expenses increased by $5.2 million related to trade shows and conventions and marketing development programs.

The increase in our general and administrative expenses was primarily attributable to increases in personnel and related costs of $2.9 million, including stock-based compensation. Our general and administrative headcount increased from 21 as of December 31, 2011 to 44 as of December 31, 2012. Further, our professional services expenses increased by $2.0 million related to recruiting and other consulting services to support increased business activity.

2010 Compared to 2011.    The increase in our research and development expenses was primarily attributable to increases in personnel and related costs of $2.8 million as we increased our headcount to support continued investment in our future product and service offerings.

The increase in our sales and marketing expenses was primarily attributable to increases in personnel and related costs of $7.5 million, including increased commission expenses and travel expenses, as we increased our sales organization as part of our strategy to expand into new geographies. Additionally, marketing expenses increased by $1.4 million related to trade shows and conventions and marketing development programs, and our professional services expenses increased by $1.4 million related to recruiting and other consulting services to support increased business activity.

The increase in our general and administrative expenses was primarily attributable to increases in personnel and related costs of $1.3 million related to overall growth to support our business.

Interest Expense

	Year Ended December 31,			2010 to 2011		2011 to 2012
	2010	2011	2012	$ Change	% Change	$ Change	% Change
	(In thousands)
Interest expense	$(1,265)	$(260)	$(221)	$1,005	79%	$39	15%

2011 Compared to 2012.    The change in our interest expense was not significant.

2010 Compared to 2011.    Our interest expense decreased due to the conversion of $8.0 million in convertible promissory notes into shares of our Series C convertible preferred stock in 2010.

Other Income (Expense), Net

	Year Ended December 31,			2010 to 2011		2011 to 2012
	2010	2011	2012	$ Change	% Change	$ Change	% Change
	(In thousands)
Other income (expense), net	$(894)	$87	$(2,036)	$981	110%	$(2,123)	(2,440)%

2011 Compared to 2012.    Our other income (expense), net decreased primarily due to a fair value adjustment of our convertible preferred stock warrants.

2010 Compared to 2011.    Our other income (expense), net increased primarily due to a fair value adjustment of our convertible preferred stock warrants.

Quarterly Results of Operations

The following unaudited quarterly statements of operations for each of the four quarters in the year ended December 31, 2012, and the three quarters in the nine-month period ended September 30, 2013 have been prepared on a basis consistent with our audited annual financial statements and include, in our opinion, all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future for a full year or any other period. The following quarterly financial data should be read in conjunction with our audited financial statements and the related notes included elsewhere in this prospectus.

The following table sets forth our results of operations for the periods presented in dollars:

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013
	(In thousands)
Revenue:
Product	$11,676	$15,256	$20,394	$19,305	$18,037	$25,883	$26,376
Software subscriptions and service	826	977	1,279	1,502	1,790	2,149	2,628

Total revenue	12,502	16,233	21,673	20,807	19,827	28,032	29,004

Cost of revenue:
Product	4,076	5,891	7,234	7,002	6,155	8,059	8,652
Software subscriptions and service	338	347	502	610	835	1,010	1,111

Total cost of revenue	4,414	6,238	7,736	7,612	6,990	9,069	9,763

Gross profit	8,088	9,995	13,937	13,195	12,837	18,963	19,241

Research and development	3,160	3,437	4,581	4,903	5,757	6,674	6,510
Sales and marketing	7,742	10,821	11,094	13,108	12,900	14,604	14,507
General and administrative	1,229	1,744	2,089	3,459	3,889	3,926	4,858

Operating loss	(4,043)	(6,007)	(3,827)	(8,275)	(9,709)	(6,241)	(6,634)
Interest income	2	—	—	8	4	3	2
Interest expense	(25)	(11)	(74)	(111)	(100)	(101)	(141)
Other expense, net	(138)	(135)	(1,355)	(408)	(383)	(485)	(1,305)

Loss before income taxes	(4,204)	(6,153)	(5,256)	(8,786)	(10,188)	(6,824)	(8,078)
Income tax provision	(73)	(37)	(39)	(190)	(130)	(155)	(58)

Net loss and comprehensive loss	$(4,277)	$(6,190)	$(5,295)	$(8,976)	$(10,318)	$(6,979)	(8,136)

The following table sets forth our results of operations for the periods presented as a percentage of our total revenue:

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013
	(In thousands)
Revenue:
Product	93%	94%	94%	93%	91%	92%	91%
Software subscriptions and service	7	6	6	7	9	8	9

Total revenue	100	100	100	100	100	100	100

Cost of revenue:
Product	32	36	33	34	31	29	30
Software subscriptions and service	3	2	3	3	4	3	4

Total cost of revenue	35	38	36	37	35	32	34

Gross profit	65	62	64	63	65	68	66

Research and development	25	21	21	24	29	24	22
Sales and marketing	62	67	51	63	65	52	50
General and administrative	10	11	10	17	20	14	17

Operating loss	(32)	(37)	(18)	(40)	(48)	(22)	(23)
Interest income	0	0	0	0	0	0	0
Interest expense	0	0	0	(1)	(1)	0	0
Other expense, net	(1)	(1)	(6)	(1)	(2)	(2)	(5)

Loss before income taxes	(33)	(38)	(24)	(42)	(51)	(24)	(28)
Income tax provision	(1)	0	0	(1)	(1)	(1)	0

Net loss and comprehensive loss	(34)%	(38)%	(24)%	(43)%	(52)%	(25)%	(28)%

Quarterly Revenue Trends

Our quarterly year-over-year revenue increased for fiscal 2013 compared to fiscal 2012. For the second quarter ended June 30, 2013, the increase in our product revenue was primarily driven by strong seasonal performance in our sales to end-customers in the educational vertical, which carried over into our third quarter ended September 30, 2013. Our software subscriptions and service revenue increased for the three months ended June 30, 2013 and September 30, 2013, respectively, primarily related to the increase in sales of PCS and SAAS in connection with increased sales of our products and an increase in the number of our end-customers, as well as recognition of deferred revenue. During the nine months ended September 30, 2013, 69% of our end-customers purchased SAAS as compared to 62% during the nine months ended September 30, 2012, which also contributed to higher software subscriptions and service revenue.

Comparisons of our quarterly revenue year-over-year are more meaningful than comparisons of our quarterly sequential revenue due to seasonality in the sale of our products and software subscriptions and services. Our total revenue has increased significantly in the second quarter compared to the first quarter, primarily due to the impact of increased seasonal demand by end-customers in the education vertical, which has carried over into our third quarter. For the periods presented, our total revenue has decreased from our fourth quarter to the first quarter of our next fiscal year, also due to seasonal buying patterns and budget cycles within both our education vertical and general enterprise end-customers. Demand in the education vertical tends to be weakest in the fourth quarter. While we believe that these seasonal trends have affected and will continue to affect our quarterly results, our rapid growth has largely masked these seasonal trends to date. We believe that our business may become more seasonal in the future. Historical patterns in our business may not be a reliable indicator of our future sales activity or financial performance.

During the three months ended December 31, 2012, we witnessed a non-seasonal decrease in our total revenue. We believe this decrease was the result of several factors. In the first month of the quarter, we were not able to fulfill orders for one of our main hardware access point product offerings due to an unforeseen component change by a supplier to one of our third-party manufacturers that affected our software. We believe that the lack of availability of this product impacted our sales cycle by stalling potential end-customer evaluations and distracting sales personnel. In addition, we experienced disruption in our sales force due to both the hiring of our Senior Vice President, World-wide Field Operations, who has responsibility for global sales, as well as the rapid hiring of additional sales personnel. We believe that the organizational changes initiated by new leadership, as well as significant territory assignment issues experienced by onboarding the volume of new sales personnel, also negatively impacted our sales for the quarter.

Quarterly Gross Margin Trends

Our total gross margin ranged from 61.6% to 67.6% during the periods presented and fluctuations are primarily due to the introduction of new versions of access points that had higher margins.

Quarterly Expense Trends

Our total operating expenses increased year-over-year for all periods presented primarily due to our addition of personnel in connection with the expansion of our business. Our research and development expenses increased significantly in the three months ended September 30, 2012 compared to the three months ended June 30, 2012, primarily due to an increase in salary and stock-based compensation expense as a result of increased headcount.

Our sales and marketing expenses increased in the three months ended June 30, 2012 compared to the three months ended March 31, 2012, primarily due to higher personnel and related costs, including commissions, and higher marketing expenses related to trade shows and conventions and marketing development programs.

Our general and administrative expenses increased primarily due to an increase in professional and outsourced services incurred to support the growth of our organization, in the three months ended December 31, 2012 compared to the three months ended September 30, 2012, and in the three months ended September 30, 2013 compared to the three months ended June 30, 2013.

Internal Control Over Financial Reporting

Prior to this offering we were a private company and have had limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2012, our management and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the U.S. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness was identified as a result of certain post-closing adjustments with respect to the lack of precision in calculating certain accrued expenses and assessment of our warranty, allowance for bad debt and sales return reserves, and relates to our lack of sufficient personnel in our accounting and financial reporting functions with sufficient experience and expertise with respect to the application of U.S. GAAP and related financial reporting.

We have taken steps to remedy this material weakness by hiring additional finance and accounting personnel, including a Chief Financial Officer, Corporate Controller, Director of Revenue and related staff, Senior Manager of External Reporting and Technical Accounting, and Stock Plan Administrator, each with public company experience. We intend to continue to evaluate whether we need to hire additional finance and accounting personnel as we continue to build our financial reporting infrastructure and further develop and document our accounting policies and financial reporting procedures. We cannot assure you that the remediation measures that we have implemented and the further measures that we intend to implement will be sufficient to remediate our existing material weakness or to identify or prevent additional material weaknesses. We also cannot assure you that we have identified all of our existing material weaknesses or that we will not in the future have additional material weaknesses. See “Risk Factors—Risks Related to Our Business—We and our independent registered public accounting firm have identified a material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in our company.”

Liquidity and Capital Resources

Capital Resources

As of September 30, 2013, we had $33.9 million of cash and cash equivalents, $32.9 million of which was held within the United States.

Our cash and cash equivalents have increased $8.8 million in 2011, $15.0 million in 2012 and increased $4.3 million for the nine months ended September 30, 2013 due primarily to cash provided by financing activities offset by our losses from operations as we funded our growth, including funding the development of future products and product enhancements, increasing our sales force and expanding into new geographies.

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our spending to support our research and development efforts, the expansion of our sales and marketing activities, the introduction of new and enhanced product and service offerings, the costs to ensure access to adequate manufacturing capacity, and the level of market acceptance of our products.

As of September 30, 2013, we had $10.0 million of outstanding debt on our revolving line of credit under our revolving credit facility with Silicon Valley Bank. As of September 30, 2013, we did not have any additional borrowing capacity available under this credit facility. We were in compliance with all covenants under the agreement as of each of December 31, 2012 and September 30, 2013.

In June 2013, we raised net proceeds of $10.0 million through the sale of 906,494 shares of Series E convertible preferred stock. In the event that we require additional financing from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when we need it, our business, operating results and financial condition would be adversely affected.

In August 2013, we received $0.7 million in cash proceeds from the exercise of warrants to purchase 250,341 shares of Series C convertible preferred stock.

In August 2013, we entered into a term loan credit facility with TriplePoint Capital that allows us, subject to certain funding conditions, including compliance with certain covenants and the absence of certain events or conditions that could be deemed to have a material adverse effect on our business, to borrow term loans in an aggregate principal amount of up to $20.0 million. We may request draws under the term loan credit facility within the 15-month period following the agreement execution date. The draw period is subject to extension. In December 2013, we drew $10.0 million under this credit facility, which remained outstanding at December 31, 2013.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
	(In thousands)
Cash used in operating activities	$(10,260)	$(12,820)	$(15,629)	$(10,083)	$(6,423)
Cash used in investing activities	(407)	(1,696)	(1,488)	(1,078)	(1,751)
Cash provided by financing activities	13,526	23,301	32,162	32,010	12,476

Operating Activities

We have historically experienced negative cash flows from operating activities as we continue to expand our business. Our largest uses of cash from operating activities are for employee-related expenditures and purchases of products from our contract manufacturers. Our primary source of cash flows from operating activities is cash receipts from our channel partners. Our cash flows from operating activities will continue to be affected principally by the extent to which we grow our total revenue and increase our headcount, primarily in our sales and marketing and research and development functions, in order to grow our business.

For the nine months ended September 30, 2013, operating activities used $6.4 million of cash as a result of our net loss of $25.4 million, partially offset by non-cash charges of $5.6 million and a net change of $13.4 million in our net operating assets and liabilities. Non-cash charges consisted primarily of $2.5 million in stock-based compensation which increased due to new stock options granted combined with the increase in the fair value of our common stock. Non-cash charges also consisted of $2.0 million in the remeasurement of the fair value of our convertible preferred stock warrants. The net change in our net operating assets and liabilities was primarily due to a $9.8 million increase in deferred revenue as a result of an increase in sales of PCS and SAAS, an increase of $1.3 million in inventory and a $1.5 million increase in accrued liabilities. Our days sales outstanding, or DSO, which we define as the number of days it takes us to collect revenue after a sale has been made, based on a 90-day average, was 38 days as of September 30, 2013. Timely collections from end-customers along with higher shipments and billings in the earlier part of the quarter ended September 30, 2013, as compared to quarter ended December 31, 2012, resulted in an decrease in the DSO as compared to December 31, 2012.

For fiscal 2012, operating activities used $15.6 million of cash as a result of our net loss of $24.7 million, partially offset by non-cash charges of $3.8 million and a net change of $5.3 million in our net operating assets and liabilities. Non-cash charges consisted primarily of $1.9 million in the remeasurement of the fair value of our convertible preferred stock warrants and $1.1 million in stock-based compensation, which increased due in part to our making significant stock option grants in 2012 combined with the increase in the fair value of our common stock. The net change in our net operating assets and liabilities was primarily due to a $12.5 million increase in deferred revenue as a result of an increase in sales of PCS and SAAS, partially offset by a $8.1 million increase in accounts receivable and a $1.7 million increase in prepaid expenses and other assets. Our DSO was 47 days as of December 31, 2012. Higher shipments and billings in the later part of the quarter ended December 31, 2012, as compared to quarter ended December 31, 2011, resulted in an increase in the DSO as compared to December 31, 2011.

For fiscal 2011, operating activities used $12.8 million of cash, primarily as a result of our net loss of $14.8 million, partially offset by non-cash charges of $0.8 million and a net change of $1.2 million in our net operating assets and liabilities. The net change in our operating assets and liabilities was primarily the result of a $2.3 million increase in deferred revenue as a result of an increase in sales of PCS and SAAS and a $3.1 million increase in accounts payable. These increases were partially offset by a $2.1 million increase in accounts receivable and a $3.6 million increase in inventory as a result of growth in our business. Our DSO was 36 days as of December 31, 2011. Lower shipments and billings in the later part of the quarter ended December 31, 2011, as compared to quarter ended December 31, 2010, resulted in a decrease in the DSO as compared to December 31, 2010.

For fiscal 2010, operating activities used $10.3 million of cash as a result of our net loss of $11.8 million, partially offset by non-cash charges of $2.2 million and a net change of $0.7 million in our net operating assets and liabilities. Non-cash charges consisted primarily of $0.9 million in debt discount amortization due to the conversion of our convertible promissory notes into shares of our Series C convertible preferred stock and $0.8 million in the remeasurement of the fair value of our convertible preferred stock warrants. The net change in our operating assets and liabilities was primarily the result of a $1.4 million increase in deferred revenue as a result of an increase in sales of PCS and SAAS and a $2.0 million increase in accounts payable and accrued and other liabilities as a result of growth in our business. These increases were partially offset by a $1.1 million increase in accounts receivable and a $0.7 million increase in prepaid expenses and other assets as a result of growth in our business. Our DSO was 49 days as of December 31, 2010.

Investing Activities

Our investing activities have primarily consisted of purchases of property and equipment.

For the nine months ended September 30, 2013, cash used in investing activities was $1.8 million and was attributable to capital expenditures relating primarily to computer and other infrastructure equipment, testing and imaging equipment, and research and development lab equipment.

For fiscal 2012, cash used in investing activities was $1.5 million and was attributable to capital expenditures relating primarily to computer and other infrastructure equipment, testing and imaging equipment, and research and development lab equipment.

For fiscal 2011, cash used in investing activities was $1.7 million and was attributable to $1.0 million for a business acquisition to help us expand our platform architecture and $0.7 million in capital expenditures primarily related to computer and other infrastructure equipment, testing and imaging equipment, and research and development lab equipment.

For fiscal 2010, cash used in investing activities was $0.4 million and was attributable to capital expenditures primarily related to computer and other infrastructure equipment, testing and imaging equipment, and research and development lab equipment.

Financing Activities

Our financing activities have primarily consisted of proceeds from the sale of our convertible preferred stock and, to a lesser extent, from the issuance of debt and proceeds from the exercises of stock options.

For the nine months ended September 30, 2013, financing activities provided $12.5 million of cash, primarily as a result of net proceeds of $9.9 million from the sale of our Series E convertible preferred stock.

For fiscal 2012, financing activities provided $32.2 million of cash, primarily as a result of net proceeds of $22.4 million from the sale of our Series E convertible preferred stock and our drawing down $10.0 million on our revolving line of credit under our revolving credit facility. In 2012, we also fully repaid our outstanding borrowings under our prior loan and security agreement of $0.8 million.

For fiscal 2011, financing activities provided $23.3 million of cash, primarily as a result of net proceeds of $24.9 million from the sale of our Series D convertible preferred stock, partially offset by $1.8 million in principal repayments under our loan and security agreement.

For fiscal 2010, financing activities provided $13.5 million of cash, primarily as a result of net proceeds of $14.9 million from the sale of our Series C convertible preferred stock, partially offset by $1.4 million in principal repayments under our loan and security agreement. In addition, the outstanding principal and accrued interest of $8.5 million on our convertible promissory notes converted into shares of our Series C convertible preferred stock.

Debt Obligations

In June 2012, we entered into a revolving credit facility with Silicon Valley Bank for an aggregate principal amount of up to $10.0 million, with a sublimit of $3.0 million for borrowings guaranteed by the Export-Import Bank of the United States. Our revolving credit facility is collateralized by substantially all of our property, other than our intellectual property. Our revolving credit facility bears monthly interest at a floating rate equal to the greater of (1) 4.00% or (2) prime rate plus 0.75%. The revolving loans may be borrowed, repaid and reborrowed until June 30, 2014, when all outstanding amounts must be repaid. As of September 30, 2013, we have drawn $10.0 million under our revolving credit facility.

In August 2013, we entered into an amendment to our revolving credit facility to permit us, among other things, to enter into a term loan credit facility and to conform certain terms of our revolving credit facility to corresponding terms of the term loan credit facility.

In August 2013, we entered into a term loan credit facility with TriplePoint Capital that allows us, subject to certain funding conditions, including compliance with certain covenants and the absence of certain events or conditions that could be deemed to have a material adverse effect on our business, to borrow term loans in an aggregate principal amount of up to $20.0 million. We may request draws under the term loan credit facility within the 15-month period following the agreement execution date. The draw period is subject to extension.

Our term loan credit facility is collateralized by substantially all of our property, other than our intellectual property. For each draw under our term loan credit facility, we may choose one of four options: (1) a 24-month, interest-only loan bearing interest at the greater of prime rate or 3.25%, plus a margin of 6.5%, along with a final payment that will vary from 4.5% to 7.25% depending on the amount of the credit facility that we utilize; (2) a 48-month loan that is interest-only for the first 24 months and fully amortizes in 24 equal payments thereafter, and which bears interest at the greater of prime rate or 3.25%, plus a margin of 7.5%, along with a final payment that will vary from 6.75% to 9.25% depending on the amount of the credit facility that we utilize; (3) a 36-month, interest-only loan bearing interest at the greater of prime rate or

3.25%, plus a margin of 8.25%, along with a final payment that will vary from 8.5% to 10.25% depending on the amount of the credit facility that we utilize; or (4) a 48-month, interest-only loan bearing interest at the greater of prime rate or 3.25%, plus a margin of 8.75%, along with a final payment that will vary from 10% to 12% depending on the amount of the credit facility that we utilize. Under certain circumstances, our interest rate may be reduced or increased by 0.5% on January 1, 2015. We may prepay loans under this term loan credit facility in whole at any time but may be subject to early repayment fees.

We intend to use loans drawn under our revolving and term loan credit facilities for working capital and general corporate purposes. Both credit facilities contain customary affirmative and negative covenants that limit our ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets and merge or consolidate. Our revolving credit facility also requires us to maintain a liquidity ratio of not less than 1.25 to 1.00. Both of our credit facilities contain customary affirmative covenants, including requirements to deliver audited financial statements. Both of our credit facilities contain customary events of default, including non-payment defaults, covenant defaults, material judgment defaults, bankruptcy and insolvency defaults, cross-defaults to certain other material indebtedness and inaccuracy of representations and warranties. Our revolving credit facility includes a default upon the occurrence of a material adverse change to our business. Upon an event of default, the lenders may declare all or a portion of our outstanding obligations payable to be immediately due and payable and exercise other rights and remedies provided for under the credit agreement. During the existence of an event of default, interest on the obligations under both of our credit facilities could be increased by 5.0%.

We were in compliance with all covenants under our revolving credit facility and term loan credit facility as of September 30, 2013.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations as of December 31, 2012:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(In thousands)
Contractual Obligations:
Long-term debt obligations(1)	$—	$10,000	$—	$—	$10,000
Interest expense on our long-term debt obligations(2)	400	200	—	—	600
Purchase commitments(3)	8,100			—	8,100
Operating lease obligations(4)	701	315	35	—	1,051

Total contractual obligations	$9,201	$10,515	$35	$—	$19,751

(1)	Long-term debt includes $10.0 million in outstanding borrowings on our revolving line of credit.
(2)	Represents our estimated interest expense on our outstanding debt obligations based on the interest rate in effect as of December 31, 2012.
(3)

Consists of minimum purchase commitments with our contract manufacturers that are non-cancelable and other open purchase orders. Such minimum purchase commitments are based on our forecasted manufacturing requirements and typically provide for fulfillment with an agreed upon lead time or commercially standard lead times for the particular part or product. The timing and amount of payments may change due to changing business needs and other factors.

(4)

Operating leases include total future minimum rent payments under noncancelable operating lease agreements. During the nine months ended September 30, 2013, we made regular lease payments of $0.7 million under the operating lease agreements. The table above excludes liabilities for uncertain tax positions and related interest and penalties accrual as the amount is insignificant.

Contract Manufacturing

We subcontract with other companies to manufacture our products. During the normal course of our business, our contract manufacturers procure components based upon orders placed and forecasts provided by us. If we cancel all or part of our orders, we may still be liable to the contract manufacturers for the cost of the components that they purchase in reliance on our orders or forecasts. We periodically review our potential liability to our contract manufacturers, and as of September 30, 2013, we have no accruals recorded. Our financial position and results of operations could be negatively impacted if we were required to compensate the contract manufacturers for any unrecorded liabilities incurred.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not utilize any special-purpose vehicles.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to interest rate and foreign currency exchange risks in the ordinary course of our business.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents and our outstanding debt obligations. Our cash and cash equivalents are held in cash deposits, money market funds and overnight investments with maturities of less than 90 days from the date of purchase. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of the interest rates in the United States. However, because of the short-term nature of the instruments in our portfolio, we would not expect a sudden change in market interest rates to have a material impact on our consolidated financial statements.

We have long-term debt of $10.0 million as of September 30, 2013, consisting of our outstanding borrowings under our revolving line of credit, which bears interest at a variable rate. As of September 30, 2013, the interest rate under our revolving line of credit was 4% per annum. A hypothetical 10% change in our interest rate would have an insignificant impact on our consolidated financial statements.

Foreign Currency Exchange Risk

Our operating expenses are denominated in the currencies of the countries in which our operations are located, including in EMEA and APAC, and may be subject to fluctuations due to changes in foreign currency exchange rates. To date, we have not used derivative financial instruments to mitigate our exposure to foreign currency exchange risks. A hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a significant impact on our consolidated financial statements.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable. Actual results could differ significantly from our estimates. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving our judgments and estimates.

Revenue Recognition

We derive revenue from two sources: (1) product, which includes hardware and software revenue, and (2) software subscriptions and service, which includes post-contract customer support, or PCS, and software delivered as a service, or SAAS. We recognize revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery or performance has occurred; the sales price is fixed or determinable; and collection is reasonably assured. We define each of those four criteria as follows:

Persuasive Evidence of an Arrangement Exists.    Evidence of an arrangement generally consists of a purchase order issued pursuant to the terms and conditions of a VAD and VAR reseller agreement or, in limited cases, an end-customer agreement.

Delivery or Performance has Occurred.    We use shipping and related documents and VAD sell-through reports to verify delivery or performance. We do not recognize product revenue until transfer of title and risk of loss, which generally is upon shipment to VARs or end-customers.

The Sales Price is Fixed or Determinable.    We assess whether the sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment.

Collection is Reasonably Assured.    We assess probability of collection on a channel partner-by-channel partner basis. We subject our channel partner to a credit review process that evaluates their financial condition and ability to pay for our products and services. If we conclude that collection is not reasonably assured, we do not recognize revenue until cash is received.

Our product revenue consists of revenue from the sale of our hardware products (which each contain embedded software related to its proprietary operating system), and HiveManager network management software which is considered essential to the functionality of our hardware products. Therefore, our hardware appliances together with the related HiveManager software are considered non-software elements and are not subject to the industry-specific software revenue recognition guidance.

Our software subscriptions and service revenue consists of revenue from SAAS and PCS arrangements. SAAS arrangements with customers do not provide the right to take possession of the software at any time during the hosting period, have a defined contract term, and are recognized ratably over the contract term beginning on the provisioning date of the contract, which is typically one, three or five years. We have determined that hardware sold with SAAS arrangements have stand-alone value and therefore have concluded that the hardware represents a separate unit of accounting that is recognized as revenue upon shipment assuming all other revenue recognition criteria is met. PCS arrangements include software updates, access to technical support personnel, and expedited replacement of defective hardware products. Revenue for PCS services is recognized on a straight-line basis over the service contract term, which is typically one, three or five years.

We operate a multi-tier channel distribution model that includes VADs and VARs. Substantially all of our sales in North America are made through VARs. For sales to VARs, we recognize product revenue upon transfer of title and risk of loss, which is generally upon shipment. It is our practice to identify an end-customer prior to shipment to a VAR. Substantially all of our sales outside of North America are made through VADs under agreements allowing for stocking of our products in their inventory, price protection or rebates in agreements, and limited rights of return for stock rotation. Product revenue on sales made through these VADs is initially deferred and revenue is recognized upon sell-through as reported by the VADs to us.

Most of our arrangements, other than stand-alone renewals of SAAS and PCS arrangements, are multiple-element arrangements with a combination of product and service (as defined above). We allocate arrangement consideration in multiple-element revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes (i) vendor-specific objective evidence, or VSOE, of selling price, if available; (ii) third-party evidence or TPE, of selling price, if VSOE is not available; and (iii) best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

VSOE.    We determine VSOE based on our historical pricing and discounting practices for the specific products and services when sold separately. In determining VSOE, we require that a substantial majority of the stand-alone selling prices fall within a reasonably narrow pricing range. We established VSOE for all sales of PCS sold through the VAD channel as our pricing is sufficiently concentrated to conclude that we can demonstrate VSOE.

TPE.    When VSOE cannot be established for deliverables in multiple-element arrangements, we apply judgment with respect to whether we can establish a selling price based on TPE. TPE is determined based on competitor prices for interchangeable products or services when sold separately to similarly situated customers. However, because our products contain a significant element of proprietary technology and our solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained.

BESP.    When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service was sold regularly on a stand-alone basis. As we have not been able to establish VSOE or TPE for our products and some of our services, we determine BESP for the purposes of allocating the arrangement, primarily based on historical transaction pricing. Historical transactions are segregated based on our pricing model and go-to-market strategy, which includes factors such as type of sales channel (VAR, VAD or end-customer), the geographies in which our products and services were sold (domestic or international) and offering type (product series, software subscriptions and level of support for PCS). The determination of BESP is made through consultation with and approval by management.

We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations, or subject to customer-specific return or refund privileges.

We make certain estimates and maintain allowances for sales returns and other programs based on our historical experience. To date, these estimates have not been significant.

Shipping charges billed to channel partners are included in product revenue and the related shipping costs are included in cost of product revenue.

Stock-Based Compensation

We calculate compensation expense related to stock option grants made to employees based on the fair value of all of our stock-based awards on the date of grant, net of estimated forfeitures. We determine the grant-date fair value of stock-based awards using the Black-Scholes option-pricing model, and the related stock-based compensation is recognized on a straight-line basis over the period in which an employee is required to provide service in exchange for the stock-based award, which is generally four years.

In determining the fair value of our stock-based awards, we use the Black-Scholes option-pricing model and the assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Expected Term.    The expected term represents the period that the stock-based awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” we determine the expected term using the simplified method as provided by the Securities and Exchange Commission. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

Expected Volatility.    The volatility is derived from the historical stock volatilities of several comparable publicly listed peers over a period approximately equal to the expected term of the awards because we have limited information on the volatility of our common stock since we have no trading history. When making the selections of the peers to be used in the volatility calculation, we considered the size, operational and economic similarities to our principal business operation.

Risk-Free Interest Rate.    The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities equal to the award’s expected term.

Dividend Rate.    The expected dividend was assumed to be zero as we have never paid dividends and have no current plans to do so.

The estimated grant-date fair value of all our stock-based awards was calculated based on the assumptions given in the table below:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
Expected term (in years)	6.06	6.02	6.04	6.07	5.97
Expected volatility	60.71%	56.80%	56.07%	55.83%	54.38%
Risk free interest rate	2.27%	1.82%	1.00%	1.00%	1.50%
Dividend rate	—%	—%	—%	—%	—%

In addition to the Black-Scholes assumptions noted in the table above, we also estimate a forfeiture rate for our stock-based awards. We estimate our forfeiture rate based on an analysis of our actual forfeitures based on actual forfeiture experience, analysis of employee turnover behavior and other factors. The impact from any forfeiture rate adjustment would be recognized in full in the period of adjustment and if the actual number of future forfeitures differs from our estimates, we might be required to record adjustments to stock-based compensation in future periods.

We will continue to use judgment in evaluating the expected term, expected volatility and forfeiture rate related to our stock-based compensation calculations on a prospective basis. As we continue to accumulate additional data related to our common stock, we may make refinements to the estimates of our expected terms, expected volatility and forfeiture rates that could materially impact our future stock-based compensation.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Our Common Stock

We are also required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. Our Board, with recommendations from management, estimates the fair value of the common stock underlying our stock-based awards on the grant-date. Our Board has significant experience in the market in which we operate. Thus, we believe that our Board has the relevant experience and expertise to determine a fair value of our common stock on each respective grant date. Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the “AICPA Guide,” our Board exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations performed by an unrelated third-party specialist;

•	our actual operating and financing performance;

•	rights, preferences and privileges of our convertible preferred stock relative to those of our common stock as well as recent issuances of our convertible preferred stock;

•	present value of our future cash flows;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying the stock-based awards, such as an initial public offering, given prevailing market conditions and the nature and history of our business;

•	industry information such as market size and growth including the market performance of a comparable group of privately held companies that are in a stage of development similar to ours;

•	U.S. capital market conditions and the nature and history of our business; and

•	the lack of marketability of our common stock.

The independent valuations were just one factor used by our Board to assist with the valuation of the common stock. In determining a fair value for our common stock, we generally considered two valuation approaches to determine the enterprise value of our business, the market approach and the income approach. The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in the same industry or similar lines of business. The market multiples are based on key metrics implied by the enterprise values of comparable publicly traded companies. We primarily utilized revenue multiples from our comparable publicly traded peers in the market approach. Based on an analysis of tax similarities and differences of our business with the comparable public companies, we selected multiples which were then applied to our historical 12 months’ and projected revenue to arrive at an enterprise value. We deemed multiples of revenue to be the most relevant in our industry as we are still in a relatively high growth phase, and thus have not reached profitability, thus making the application of profit-based multiples not possible or less reliable.

The income approach estimates the fair value of a company based on the present value of our future estimated cash flows and our residual value beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate to reflect the risks inherent in our Company achieving these estimated cash flows. The discount rate used in our valuations was based primarily on benchmark venture capital studies of discount rates for other companies in similar stages of development. The income approach was not utilized by our Board prior to the June 30, 2013 valuation date, given the significant uncertainty with respect to when we would generate positive cash flows.

Often in the income and market approaches, certain items as of the valuation date, such as the current balance of cash and cash equivalents, net present value of net operating loss carryforwards, or NOLs, and estimated capital expenditures were added to or deducted from the enterprise value in order to determine the equity value under each respective approach. The equity values determined by these valuation approaches were then weighted to determine the aggregate equity value of our business.

The aggregate equity values were then allocated to each of our classes of stock using either (1) the Option Pricing Method, or OPM, or (2) the Probability Weighted Expected Return Method, or PWERM, or a combination of the two methods.

The OPM treats common stock and convertible preferred stock as call options on an enterprise’s value, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or initial public offering, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call option. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative.

The PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM may include a sale, initial public offering, or IPO, and dissolution scenarios. For our purposes, we only considered IPO scenarios in the PWERM analysis. In the IPO scenarios, the equity value is allocated pro rata among the shares of common stock and convertible preferred stock, which causes the common stock to have a higher relative value per share. The fair value of the enterprise determined using the IPO scenarios was weighted according to our Board’s estimate of the probability of each scenario.

We then allocated the fair value of our weighted equity value to our outstanding common shares at the valuation date, on a fully diluted-basis, assuming all of our stock awards were exercised. Finally, we applied a discount for lack of marketability, or DLOM, to determine the fair value of our common stock.

Information regarding stock awards granted since September 1, 2012 is summarized below as follows:

Grant Date	Number of Shares Granted	Exercise Price Per Share	Fair Value Per Share of Common Stock	Aggregate Grant Date Fair Value(1)
				(In thousands)
September 2012	225,000	$6.00	$6.18	$742
October 2012	728,040	6.00	6.38	2,521
November 2012	84,320	6.00	6.55	303
December 2012	594,130	6.00	6.80	2,249
January 2013	655,648	6.00	6.95	2,530
March 2013	43,680	6.00	7.05	176
April 2013	169,244	6.00	7.28	703
May 2013	143,356	6.00	7.55	632
June 2013	315,100	6.00	7.80	1,462
July 2013	137,120	7.98	8.73	637
September 2013	494,237	9.58	9.58	2,410
September 2013	1,279,800	9.58	10.53	7,085

(1)	We determined the aggregate grant date fair value using the Black-Scholes option-pricing model.

The intrinsic value of all awards outstanding as of September 30, 2013 was $         million, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

September, October, November and December 2012 Grants.    We granted 225,000 options in September 2012, 728,040 options in October 2012, 84,320 options in November 2012 and another 594,130 options in December 2012. Our Board set an exercise price of $6.00 per share for these awards, which was primarily based on a third-party valuation prepared as of August 2012.

The August 2012 valuation determined an aggregate enterprise value using a combination of (1) a backsolve using our Series E convertible preferred stock financing on that date and (2) a market multiples approach using a PWERM.

The backsolve approach was primarily based on our Series E convertible preferred stock financing which took place in August 2012 in which we sold 2,039,611 shares of our Series E convertible preferred stock, or the Preferred Shares, for total proceeds of $22.5 million ($11.03 per Preferred Share) to both existing investors and a new investor. Approximately $7.0 million of the financing was provided by the new investor and accordingly this transaction was determined to be an “arm’s length” transaction and therefore representative of the fair value of the Preferred Shares. Consistent with the guidance in the AICPA Guide, we applied the “back-solve method” to value our common stock. The back-solve method requires considering the rights and preferences of each class of equity and solving for the total equity value that is consistent with a recent transaction in our securities, considering the rights and preferences of each class of equity. Based on the back-solve method, in conjunction with the assistance of an unrelated third-party valuation specialist, the Board concluded that our common stock was worth $5.45 per share in August 2012.

For the PWERM, our aggregate enterprise value was determined based on management’s expectation of our post-money equity value after an IPO and was principally derived by applying a revenue multiple to our 2013 projected revenue. This revenue multiple was derived through an analysis of the implied revenue multiples in recent successful IPOs. We then allocated our enterprise value to the common stock utilizing a PWERM and then discounted the estimated IPO price back to the valuation date with the following assumptions: a time to liquidity event of 1.1 years and a discount rate of 25%.

After arriving at an aggregate enterprise value under these methods, we applied a 75% weighting to the back-solve and a 25% weighting to the PWERM, which we determined to be reasonable due to the inherent uncertainty in the timing of an IPO which is a primary driver of the PWERM valuation. The weighted equity value was then reduced by a 20% DLOM which determined the fair value of our common stock to be $6.00 per share as of August 2012.

Subsequent to the issuance of the September to December 2012 awards, we reassessed the fair value of the common stock used to calculate the related stock-based compensation for financial reporting purposes. In doing so, we also incorporated the fair value of our common stock determined as of December 31, 2012. For the December 31, 2012 valuation, our aggregate enterprise value was determined using a market approach and allocating the related equity values using a combination of the OPM and PWERM methodologies.

For the OPM, we determined our aggregate enterprise value using the market approach whereby we applied a revenue multiple derived from an analysis of our comparable industry peer companies to our 2013 projected revenue. We then allocated our enterprise value to the common stock utilizing the OPM with the following assumptions: a time to a liquidity event of 1.0 year, a risk-free rate of 0.2% and volatility of 51% over the time to a liquidity event.

For the PWERM, our aggregate enterprise value was determined based on management’s expectation of our post-money equity value after an IPO and was principally derived by applying a higher revenue multiple to our 2013 projected revenue. This higher revenue multiple was derived through an analysis of the implied revenue multiples in recent successful IPOs. We then allocated our enterprise value to the common stock utilizing a PWERM and then discounted the estimated IPO price back to the valuation date with the following assumptions: a time to liquidity event of 1.0 year and a discount rate of 25%.

After arriving at an aggregate enterprise value under these methods, we applied a 55% weighting to the OPM and a 45% weighting to the PWERM, which we determined to be reasonable due to the inherent uncertainty in the timing of an IPO which is a primary driver of the PWERM valuations. The weighted equity value was then reduced by a 20% DLOM which determined the fair value of our common stock to be $6.88 per share as of December 31, 2012.

The increase in the fair value of the underlying common stock from August 2012 to December 2012 primarily resulted from an increase in the enterprise value as a result of an increase in actual and forecasted revenue utilized in the valuation approaches and our progress towards an IPO as the revenue multiples of our comparable industry peer companies were relatively consistent as of both valuation dates. As noted above, the Board granted stock options in September, October, November and December 2012 with an exercise price of $6.00 per share based in part on the fair value of our common stock determined in the August, 2012 valuation because the Board was not aware of any events, or series of events, which would have clearly resulted in an increase in the fair value. However, for financial reporting purposes, we reassessed the fair value of our underlying common stock to be $6.18 per share for the September 2012 grant, $6.38 per share for the October 2012 grant, $6.55 per share for the November 2012 grant and $6.80 per share for the December 2012 grant. We determined the fair value on the grant date using a linear interpolation on the basis that there was no single event or series of events that caused the increase of the fair value of the common stock from August 2012 through December 2012.

January and March 2013 Grants.    We granted 655,648 options in January 2013 and another 43,680 options in March 2013. Consistent with the September, October, November and December 2012 option grants, our Board set an exercise price of $6.00 per share for these awards.

Subsequent to the issuance of these awards, we reassessed the fair value of the common stock used to calculate the related stock-based compensation for financial reporting purposes. In doing so, we also incorporated the fair value of our common stock determined as of March 2013. For the March 2013 valuation, our aggregate enterprise value was also determined using a market approach and allocating the related equity values using a combination of the OPM and PWERM methodologies.

For the OPM, we determined our aggregate enterprise value using the market approach whereby we applied a revenue multiple derived from our comparable industry peer companies which was then applied to our 2013 projected revenue. We then allocated our enterprise value to the common stock utilizing the OPM with the following assumptions: a time to a liquidity event of 0.75 years, a risk-free rate of 0.1% and volatility of 75% over the time to a liquidity event. The increase in the volatility rate from the December valuation was due to a significant increase in the volatility rate of our comparable industry peer companies primarily due to market condition.

For the PWERM, our aggregate enterprise value was determined based on management’s expectation of our post-money equity value after an IPO which was also determined based on applying a revenue multiple to our 2013 projected revenue; however, this higher revenue multiple was derived through an analysis of the implied revenue multiples in recent successful IPO’s. We then allocated our enterprise value to the common stock utilizing a PWERM and then discounted the estimated IPO price back to the valuation date with the following assumptions: a time to liquidity event of 0.75 years and a discount rate of 25%.

After arriving at an aggregate enterprise value under these methods, we applied an equal weighting to the OPM and PWERM. We determined the weighting based on our view of the future prospects of our business. Based on the volatility in the capital markets in general and in the market for initial public offerings, in particular, as well as us being in the early IPO stages, we concluded that we could not reasonably place a probability higher than 50% toward the IPO scenario occurring at the time of the valuation. The weighted equity value was then reduced by a 20% DLOM which determined the fair value of the common stock to be $7.10 per share as of March 31, 2013.

The increase in the fair value of the underlying common stock from December 2012 to March 2013 primarily resulted from an increase in the enterprise value as a result of our progress towards an IPO and an increase in the revenue multiples of our comparable industry peer companies. As noted above, the Board granted stock options in January and March 2013 with an exercise price of $6.00 per share based in part on the fair value of our common stock determined in the August, 2012 valuation because the Board was not aware of any events, or series of events, which would have clearly resulted in an increase in the fair value. However, for financial reporting purposes, we reassessed the fair value of our underlying common stock between valuation dates for financial reporting purposes on a straight-line basis to be $6.95 per share for the January 2013 grant and $7.05 per share for the March 2013 grant. We determined the fair value on the grant date using a linear interpolation on the basis that there was no single event that caused the increase of the fair value of the common stock from December 31, 2012 through March 31, 2013.

April, May and June 2013 Grants.    We granted 169,244 options in April 2013, 143,356 options in May 2013 and another 315,100 options in June 2013. Consistent with the grants in January and March 2013, our Board set an exercise price of $6.00 per share for these awards.

Subsequent to the issuance of these awards, we reassessed the fair value of the common stock used to calculate the related stock-based compensation for financial reporting purposes. In doing so, we also incorporated the fair value of our common stock determined as of June 30, 2013. For the June 30, 2013 valuation, our aggregate enterprise value was determined using an income approach allocated under an OPM and a market multiples approach using a PWERM.

Given the visibility with respect to when we expect to be cash flow positive, we utilized an income approach for the June 2013 valuation. For the OPM, we determined our aggregate enterprise value using the income approach. The income approach was applied based on our expectation that in the event we do not have a successful IPO by March 2014, we could potentially remain a private company and we would expect a liquidity event in the next one to two years. Under the income approach, a terminal growth rate of 4% and a discount rate of 15.5% was applied to our projected cash flows.

For the PWERM, our aggregate enterprise value was determined based on management’s expectation of our post-money equity value after an IPO, which was also determined based on applying a revenue multiple to our 2013 projected revenue; however, this revenue multiple was derived through an analysis of the implied revenue multiples of recent successful IPOs. We then allocated our enterprise value to the common stock utilizing the PWERM under two scenarios. Under the first scenario, we assumed that there would be a 25% probability that we would complete an IPO by December 2013. Under the second scenario, we assumed that there would be a 25% probability that we would complete an IPO by March 2014. For both scenarios, a discount rate of 15.5% was used to discount the respective estimated IPO prices to the valuation date.

After arriving at an aggregate enterprise value under these methods, we applied a weighting of 50% to the OPM and 25% each to both PWERM scenarios. We determined the weighting based on our view of the future prospects of our business. Based on the volatility in the capital markets in general and in the market for IPOs, in particular, as well as us being in the early IPO stages, we concluded that we could not reasonably place a probability higher than 50% toward the IPO scenarios occurring at the time of this valuation. The weighted equity value was then reduced by a 20% DLOM which determined the fair value of our common stock to be $7.98 per share as of June 30, 2013.

The increase in the fair value of the underlying common stock from March 2013 to June 2013 primarily resulted from an increase in the enterprise value as a result of an increase in our actual and forecasted revenue and our progress towards an IPO. As noted above, the Board granted stock awards in April, May and June 2013 with an exercise price of $6.00 per share based in part on the fair value of our common stock determined as of December 31, 2012 (and updated as of March 31, 2013). However, for financial reporting purposes, we reassessed the fair value of the underlying common stock between valuation dates for financial reporting purposes on a straight-line basis to be $7.28 per share for the April grant, $7.55 per share for the May grant and $7.80 per share for the June grant based on this valuation and other factors. We determined the fair value on the grant date using a linear interpolation on the basis that there was no single event or series of events that caused the increase in the fair value of the common stock from March 31, 2013 through June 30, 2013.

July and September 2013 Grants. We granted 137,120 options in July 2013 and 1,774,037 options in September 2013. Our Board set an exercise price of $7.98 for the awards granted in July 2013 consistent with the fair value determined in the June 2013 valuation and $9.58 for the shares granted in September 2013 consistent with the independent valuation prepared in September 2013, as described below.

Subsequent to the issuance of these awards, we reassessed the fair value of the common stock used to calculate the related stock-based compensation for financial reporting purposes. In doing so, we also incorporated the fair value of our common stock determined in September and October 2013. For the September and October 2013 valuations, our aggregate enterprise value was determined using an income approach allocated under an OPM and a market multiples approach using a PWERM.

For the OPM, we determined our aggregate enterprise value using the income approach. The income approach was applied based on our expectation that in the event we do not have successful IPO by March 2014, we could potentially remain a private company and we would expect a liquidity event in the next one to two years. Under the income approach, a terminal growth rate of 4% and a discount rate of 15.5% was applied to our projected cash flows.

For the PWERM, our aggregate enterprise value was determined based on management’s expectation of our post-money equity value after an IPO, which was also determined based on applying a revenue multiple to our 2013 projected revenue; however, this revenue multiple was derived through an analysis of the implied revenue multiples of recent successful IPOs. We then allocated our enterprise value to the common stock utilizing the PWERM under two scenarios. Under the first scenario, we assumed that there would be a 37.5% probability that we would complete an IPO by December 2013. Under the second scenario, we assumed that there would be a 37.5% probability that we would complete an IPO by March 2014. For both scenarios, a discount rate of 15.5% was used to discount the respective estimated IPO prices to the valuation date.

After arriving at an aggregate enterprise value under these methods, we applied a weighting of 25% to the OPM and 37.5% each to both PWERM scenarios. We determined the weighting based on our view of the future prospects of our business. The weighted equity value was then reduced by a 12.5% DLOM which determined the fair value of our common stock to be $9.58 per share as of September 3, 2013 and $11.05 per share as of October 15, 2013. Based on the volatility in the capital markets in general and in the market for IPOs, we increased our probability to 75% towards the IPO scenarios occurring at the time of this valuation.

The increase in the fair value of the underlying common stock from June 2013 to September 2013 resulted from an increase in the enterprise value as a result of both a slight increase in our actual and forecasted revenue and due to a decrease in the DLOM from 15% in June 2013 to 12.5% in September 2013 as we neared the estimated IPO dates. As noted above, our Board granted stock awards with exercise prices based in part on the fair value of our common stock determined in recent independent valuations. However, for financial reporting purposes, we reassessed the fair value of the underlying common stock between valuation dates on a straight-line basis to be $8.73 per share for the July 2013 grant based on these valuations and other factors. We determined the fair value on the grant date using a linear interpolation on the basis that there was no single event or series of events that caused the increase in the fair value of the common stock from June 2013 to September 2013.

The increase in the fair value of the underlying common stock from September 2013 to October 2013 resulted from an increase in the enterprise value as a result of our progress towards an IPO and due to a decrease in the DLOM as we neared the estimated IPO dates. As noted above, our Board granted stock awards with exercise prices based in part on the fair value of our common stock determined in recent independent valuations. However, for financial reporting purposes, we reassessed the fair value of the underlying common stock between valuation dates on a straight-line basis to be $10.53 per share for the late September 2013 grant. We determined the fair value on the grant date using a linear interpolation on the basis that there was no single event or series of events that caused the increase in the fair value of the common stock from late September 2013 to October 2013.

Convertible Preferred Stock Warrant Liability

Freestanding warrants to purchase shares of our convertible preferred stock are classified as liabilities on our consolidated balance sheet at fair value because the preferred shares underlying the warrants contain anti-dilution provisions that require us to increase the number of common shares into which the preferred shares are convertible upon any future down-round financing. The fair value of these warrants is subject to measurement at each balance sheet date, and we recognize any change in fair value as other income (expense), net in our consolidated statements of operations. We estimate the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option pricing model. We use a number of assumptions to estimate the fair value including the value of underlying preferred stock at the valuation date, the remaining expected term of the warrants, the risk-free interest rate, the expected volatility of the price of the underlying common stock and the expected dividend yield. These assumptions are highly judgmental and could differ significantly in the future. We will continue to record adjustments to the fair value of the warrants until they are exercised, converted into warrants to purchase common stock or expire, at which time the warrants will no longer be remeasured at each balance sheet date. At that time, we will reclassify the then-current aggregate fair value of these warrants from liabilities to additional paid-in capital and we will cease to record any related periodic fair value adjustments. We recognized losses (gains) from the remeasurement of the fair value of the convertible preferred stock warrants through other income (expense), net in the amount of $0.8 million, $(0.1) million, $1.9 million, $1.5 million and $2.0 million during the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, respectively.

Income Taxes

We account for income taxes under an asset and liability approach for deferred income taxes, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that we have recognized in our consolidated financial statements, but have not been reflected in taxable income. We make estimates and judgments in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred income tax assets, which arise from temporary differences and carryforwards. We measure our deferred income tax assets and liabilities using the currently enacted tax rates that apply to taxable income in effect for the years in which we expect to realize or settle those tax assets. We regularly assess the likelihood that we will realize our deferred income tax assets based on our historical level of taxable income, projections for our future taxable income and tax planning strategies. To the extent that we believe that any amounts are not more likely than not to be realized, we record a valuation allowance to reduce our deferred income tax assets. As of December 31, 2012 and September 30, 2013, we maintained a full valuation allowance against our deferred income tax assets.

Recent Accounting Pronouncements Adopted

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820)—Fair Value Measurements and Disclosures, to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used and the activity in Level III fair value measurements. We adopted ASU No. 2010-06 on January 1, 2011, and the adoption did not have a significant impact on our consolidated financial statements, but did have a significant impact on the consolidated financial statement presentation.

In May 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income, which changed the requirement for presenting “Comprehensive Income” in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. We adopted ASU No. 2011-05 on January 1, 2012. As we have had no comprehensive income (loss) items other than net loss, the adoption of ASU No. 2011-05 did not have a significant impact on the consolidated financial statements.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to “opt out” of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Recent Accounting Pronouncements Not Yet Adopted

In July 2012, the FASB issued ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (Topic 350)—Testing Indefinite-Lived Intangible Assets for Impairment. The objective of ASU No. 2012-02 is to simplify how entities test indefinite-lived intangible assets for impairment. ASU No. 2012-02 permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. If an indefinite-lived asset has qualitative factors that indicate impairment, the entity would then be required to perform the quantitative impairment test. An entity can choose to perform the qualitative assessment on none, some, or all of its indefinite-lived intangible assets. Moreover, an entity can bypass the qualitative assessment and perform the quantitative impairment test for any indefinite-lived intangible asset in any period. The revised standard is effective for annual and interim indefinite-lived impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted in certain circumstances. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements as we do not have a significant balance of indefinite-lived intangible assets.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This update requires entities to disclose items reclassified out of accumulated other comprehensive income and into net income in a single location within the financial statements. This new guidance is effective beginning January 1, 2014, with early adoption permitted. The adoption of ASU 2013-02 will not have a significant impact on our consolidated financial position or results of operations.

BUSINESS

Overview

We have designed and developed a leading cloud-managed mobile networking platform that enables enterprises to deploy a mobile-centric network edge. The network edge is the point at which devices access the enterprise network. Managing the network edge is becoming more complex because of the proliferation of mobile devices and the ways in which such devices are used in business. Increasingly, employees and clients are using Wi-Fi enabled smartphones, tablets, laptops and other mobile devices instead of desktop computers for mission-critical business applications. As the network edge becomes more complicated and difficult to manage given the proliferation of mobile devices and mobile business use cases, our platform offers cost-efficiency, scalability, reliability, manageability and ease-of-use. Additionally, our platform gives end-customers context-based visibility and policy enforcement, providing a high level of intelligence to the network. Our hardware products include intelligent access points, routers and switches. These products are managed by our Cloud Services Platform, which delivers cloud-based network management and mobility applications, giving end-customers a single, unified and contextual view of their entire network edge.

As of September 30, 2013, we had approximately 11,500 end-customers worldwide. We define end-customers as the licensees of our products and services. We sell through a network of certified resellers and distributors to a wide variety of industry verticals. Our efforts to date have focused on distributed enterprises, K-12 and higher education. Within distributed enterprises, we have operated with vertical market-specific focus on the healthcare and retail industries and state and local government, and we have operated with a general approach to other markets, including manufacturing, utilities, transportation, finance and other professional services.

Our revenue increased from $15.6 million in 2010 to $34.0 million in 2011 and to $71.2 million in 2012, representing a compound annual growth rate of 114%. Our revenue increased from $50.4 million for the first nine months of 2012 to $76.9 million for the first nine months of 2013. Our net loss increased from $11.8 million in 2010 to $14.8 million in 2011 and to $24.7 million in 2012. Our net loss increased from $15.8 million for the first nine months of 2012 to $25.4 million for the first nine months of 2013.

Our Industry

Demand for Mobility is Increasingly Driving Wireless Across the Enterprise

Trends in enterprise mobility, including the proliferation of mobile devices, increased bring your own device, or BYOD, utilization, enterprise adoption of cloud and the adoption of mobile-first applications are all significantly increasing the importance of wireless inside the enterprise. Users expect ubiquitous and high-quality connectivity to support their wireless devices, even while using high-bandwidth, latency-sensitive applications. Wi-Fi has become the standard for wireless access in the enterprise and is increasingly replacing wired Ethernet as the standard access technology. Enterprises want to deploy secure and reliable Wi-Fi ubiquitously across their distributed locations, from the corporate headquarters down to the smallest branch offices. However, the high cost and complexity of deploying and managing enterprise-class Wi-Fi across a distributed enterprise often limits deployments to just major locations.

New Mobile Use Cases are Creating the Need for Enterprise-Class Wireless in Organizations with Limited IT Resources

Deployment of a secure and reliable wireless network has been typically limited to large enterprises with sophisticated IT expertise. As new mobile-first applications are transforming business operations, the need for enterprise-class wireless is extending beyond the large enterprise to enterprises of all sizes regardless of their IT resources and level of sophistication. For example, new applications on wireless devices enable advanced point-of-care medical delivery in remote long-term care facilities, inventory management and point-of-sale transactions in retail stores and e-learning initiatives in resource-constrained K-12 schools. These organizations require enterprise-class wireless networks, but often do not have the IT resources and wireless expertise critical to successful wireless deployments.

Enterprise Networks Need to Transition from a Wired-Centric to a Mobile-Centric Network Edge

The network edge provides device connectivity and we believe is the ideal point to provide advanced functions such as authentication, security, quality of service, intelligence and client management. These functions can be provided at the edge using fewer networking resources than had they been applied at the core. For example, fewer processing resources are required to apply functions on the relatively small bandwidth at the network edge as compared to the applying such functions at the network’s core. Moreover, security, including firewalls, can be applied at the edge, blocking unwanted traffic before it reaches the core, reducing bandwidth used within the network. Similarly, quality of service management, such as bandwidth limiting and resource prioritization, can be applied at the edge, either reducing bandwidth consumption further into the network, or prioritizing traffic to clients to more efficiently utilize scarce wireless spectrum, leading to improved performance. Historically, the network edge has been wired-centric, where wireless networks were deployed as an overlay network, added on top of existing wired networks, to support a small number of mobile devices. The mobile device explosion is changing the primary form of network access from wired to wireless. In addition, the increasing number of connected devices, the variety of individual users’ device types and ownership and the wide array of applications accessed by these devices are all creating the need for increased intelligence at the network edge.

As a result, enterprise networks need to transition from their existing wired-centric network edge to a mobile-centric network edge. This mobile-centric network edge provides a new level of mobile intelligence for the enterprise. It can also unify both wireless and wired networks with integrated network and policy management.

Implementing a Mobile-Centric Network Edge is Costly and Complex

Existing wired and wireless products were not designed to enable this mobile-centric network edge. Most wired and wireless products do not work together as a co-coordinated system and lack unified management. As enterprises try to adapt their networks with legacy products, they add significant complexity and cost to their networks. To implement and harness the power of a mobile-centric network edge, enterprises often must deploy a number of discrete applications, including network management, user authentication, guest administration, client management and analytics, resulting in increased cost and complexity.

Limitations of Legacy Products to Enable a Mobile-Centric Network Edge

Most legacy wireless products implement a controller-based network architecture where wireless access points must be connected to a centralized wireless controller which provides the intelligence needed to enable mobility, radio optimization, policy enforcement and network management. These centralized controllers provide all of the intelligence and functionality at the core of the network, and are also typically deployed in each location of the enterprise. For example, a 100-site enterprise network would typically require at least 100 wireless controllers. As enterprises deploy Wi-Fi more pervasively across the enterprise, they face challenges due to controller-based legacy products.

These legacy products suffer from a number of key limitations including:

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High product cost.    Controllers often require large upfront expenses. In addition, since controllers represent a potential single point of failure, enterprises often need to purchase additional costly controllers at each location for redundancy purposes.

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Hard to scale.    Legacy wireless products are often very hard to scale as an enterprise’s needs grow. Given that controllers are typically sized to specific capacities, enterprises must pre-determine their capacity needs in fixed sizes. They are forced to either purchase a solution they may outgrow or purchase excess capacity upfront in anticipation of someday growing into it. As enterprises deploy more access points, either from user growth, the need for more ubiquitous mobile access, or increased bandwidth needs, they may exceed the capacity of their controller and require the purchase of additional controllers or an upgrade to a larger controller.

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Complex to deploy the network.    Controllers need to be sized and licensed uniquely for each site of the enterprise network and they need to be physically integrated into the core of the network in each site. They often require complex network designs to support redundancy across multiple core switches and support failover between primary and backup controllers. In sites requiring multiple controllers, complex configuration is required to support roaming when users move between access points connected to different controllers.

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Complex to deploy and manage fractured applications and services.    With legacy products, implementing the many associated applications required to enable a mobile-centric network edge is costly and complex. These applications include network configuration, network monitoring and reporting, user authentication, guest administration, client management and analytics. They are typically deployed on-premise and require complex systems integration and ongoing administration. The fractured nature of these applications limits visibility and control and decreases operational efficiency. These fractured applications do not operate effectively as a platform and therefore cannot support the easy development of additional services such as advanced, vertical-specific applications.

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Limited context awareness.    Legacy networking products were not designed to provide visibility and control based on user context, defined as the combination of the application being used, user identity and role, device type and ownership, location and time of day. As a result, they cannot easily or inexpensively support today’s user-based and application-based enterprise policy requirements that use context as a key input for policy decisions.

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Limited security enforcement.    Most controller-based products can only enforce security at the central controller. Security capability is typically limited to traffic forwarded back to the controller, which wastes network bandwidth, increases latency and creates scaling bottlenecks. This forces end-customers to choose among security, performance and cost effectiveness. In addition, legacy products often require costly additional licenses to enable security features.

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Lack of unification.    Legacy wired and wireless products are difficult to integrate as a unified solution. They are based on different network architectures. Wireless products use centralized controllers, while wired switches and routers use a distributed controller-less architecture. In addition, most vendors do not provide unified network management for wired and wireless networks. These wired and wireless products generally do not share intelligence with each other.

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Costly to manage the network.    As a result of the complexity and lack of unification of legacy products, they often rely on highly trained and costly IT employees using expert tools to monitor and manage the network infrastructure.

Attempts to Address Legacy Product Limitations Create Additional Problems

In response to the limitations of legacy products, many vendors are attempting to adapt their existing products or develop alternative products. The result of these efforts is typically an amalgamation of multiple different approaches. These approaches often consist of multiple architectures from either acquisitions or separate development efforts. These can include controllers at every location, centralized controllers in the datacenter, controllers hidden in the cloud, “controller-less”

products and a proliferation of product numbers, operating systems and management systems. This leads to massive complexity with multiple approaches driven by end-customer size, scale and deployment plan. For example, an enterprise may be forced to deploy different products and architectures based on varying needs across different locations. Different approaches may require an end-customer to sort out conflicting advice from different sales representatives, channel partners, consultants and other support organizations from the same vendor. All of these issues create additional cost, complexity and confusion for end-customers.

Opportunity for a New Platform that Enables a Mobile-Centric Network Edge

The need for organizations to transition from a wired-centric to a mobile-centric network edge and the limitations of legacy products to address this need create the opportunity for a new platform. This platform needs to deliver a unified, intelligent and simplified mobile network that can be cost-effectively deployed across the enterprise. This platform should utilize the power of the cloud to simplify the deployment of associated applications and services.

Large Addressable Market

Organizations are continuing to invest in expanding their wireless networks as they become the primary form of access at the network edge. According to Dell’Oro Group, a market research firm, the Enterprise WLAN market, which includes enterprise-class access points, controllers and access management software, is projected to grow from $3.5 billion in 2012 to $6.0 billion by 2017, representing an 11% compounded annual growth rate. In order to deliver a fully unified mobile-centric network edge, a new networking platform would also need to address the Ethernet Edge Switch market, which has been estimated by Dell’Oro Group to be $9.8 billion in size in 2012, and the Branch Router market, which has been estimated by Infonetics, an international market research firm, to be $1.5 billion in size in 2012.

Our Platform

We have developed a leading cloud-managed mobile networking platform that enables enterprises to deploy a mobile-centric network edge. Our platform leverages the power of the cloud and our distributed, controller-less architecture to deliver unified, intelligent, simplified networks that can be cost-effectively deployed. Our scalable and flexible platform makes enterprise-class wireless available to organizations regardless of their level of IT resources and enables a consistent network architecture to be deployed across enterprises of all sizes. Our platform also can support applications that we develop, or integrate with applications third parties develop.

Our cloud-managed mobile networking platform consists of four components: our Cloud Services Platform, our HiveOS operating system, our client management software and our portfolio of hardware products. Our Cloud Services Platform delivers cloud-based network management and mobility applications giving end-customers a single, unified and contextual view of the mobile-centric network edge. Our cloud-based management software can be purchased as a public cloud software-as-a-service or as an on-premise private cloud instance. Our HiveOS operating system is a mobility-optimized network operating system that implements a suite of proprietary distributed control protocols and policy enforcement engines that together eliminate the need for controllers, while delivering seamless mobility and context-based policy control. Our hardware products include indoor and outdoor access points, branch routers and access switches. Our client management software includes cloud-managed agents, profiles and certificates that run on mobile devices to simplify network on-boarding and distinguish between company-owned and personal devices.

Our platform delivers the following key benefits to end-customers:

•	Simplicity of one architecture. Our platform provides a single architecture across our entire wired and wireless portfolio that scales to support all deployment scenarios. As a result, we go to market with one solution regardless of size of deployment, from a business requiring a single access point to an enterprise-wide deployment at a Fortune 500 business. Our consistent architecture across all deployments also yields greater operational simplicity than legacy wireless approaches which may require multiple product platforms, architectures and management systems.

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Lower cost to deploy.    Our distributed, controller-less architecture eliminates the need for costly controllers, delivering significant capital and operating expense cost savings. Our single architecture enables reduced planning and design complexity. The resiliency of our architecture eliminates the need for redundant controllers. Utilizing the cloud also allows organizations to provision hardware quickly and easily across remote locations without pre-configuration or dispatching IT resources.

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Scalability.    Our platform is highly scalable. By eliminating the controller and its resulting requirement to purchase capacity in fixed units and by leveraging our cloud management capabilities, our end-customers can scale deployments linearly as their needs grow. Our platform scales by simply adding access points and connecting them to the cloud.

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Ease of deployment and management by leveraging the cloud.    Our platform eases the deployment of the services and applications that deliver the mobile-centric network edge by leveraging the cloud. Our platform includes network configuration, network monitoring and reporting, user authentication, guest administration, client management and analytics, enabling end-to-end life cycle management of the network. Leveraging the cloud allows new features, services and applications to be turned on within minutes because IT departments do not have to spend time installing applications and configuring servers.

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Context-based visibility and control.    Our platform gives end-customers the ability to see network usage and apply network policy based on context, providing a high level of intelligence to the network. Customers can determine usage and enforce policy based on any number of context-based characteristics including application, identity and role, device type and ownership, location and time of day. With this granular, data-rich context, enterprises are able to create sophisticated user profiles and policies that can be enforced consistently across the network. For example, an enterprise can easily detect excessive use of YouTube by contractors on the second floor of a specific branch office. The enterprise can then limit or block contractor access at that location while still allowing the use of YouTube for employee training.

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Robust security enforcement at the edge.    Our platform enforces robust security policy at the network edge instead of at a centralized controller, which eliminates the need for end-customers to choose between security, performance and cost-effectiveness. Our context-based approach gives our end-customers granular, context-based data on which to make security policy decisions. Our security offering includes wireless intrusion prevention, or WIPS, privacy and key management, authentication, identity-based access control and device physical security and data storage. Our platform provides this security capability without additional, costly licenses.

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Unification of wired and wireless networks.    Our platform utilizes a unified, policy-based management system and a single mobility-optimized network operating system that runs on our hardware products. This approach unifies management across wired, wireless and client devices allowing consistent context-based policy to be applied across the infrastructure and providing a unified and contextual view of the mobile-centric network edge.

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Reduced operating cost and complexity.    Once the wireless network has been deployed, our platform reduces the costs and complexity of ongoing operations. The unification and simplification of our software eases administration and operating cost. Cloud accessibility enables end-customers to manage their network from anywhere.

Our Strategy

Our objective is to maintain a leadership position in the enterprise wireless market while continuing to increase the penetration of our complete mobile-centric network edge solution. The key elements of our strategy are:

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Continue to innovate and maintain a market leadership position.    We intend to capitalize on and extend our substantial investment in developing, evangelizing and selling controller-less wireless networks and cloud-managed wireless networking products and services, as the industry increasingly embraces these approaches. We intend to build on our position as a market leader through continued thought leadership and innovative new product development. Our primary product focus is to enhance our proprietary Cloud Services Platform and HiveOS software through the development of additional applications and functionality and to develop new and next generations of existing hardware products.

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Continue to rapidly acquire new customers through our high-velocity, low-friction go-to-market strategy.    Our go-to-market approach makes the initial and subsequent sales process easy for our end-customers. We promote initial sales by enabling small, first-time purchases that can be made by IT departments with minimum budget approval. This high-velocity, low-friction go-to-market strategy has enabled our rapid customer acquisition. We plan to continue to grow our inside sales team and channel to further drive this sales model into existing and additional verticals and markets. We will continue to build on our strong international market presence through targeted investment.

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Continue to expand within our existing customer base.    Our platform is designed to seamlessly scale with our end-customers. As end-customers extend to new locations or require more coverage and capacity, they can seamlessly expand their deployment using our cloud-based management platform. Our unified management system allows end-customers to simply add switches and routers to their networks. In addition, we leverage our Cloud Services Platform to capture recurring revenue by selling additional applications and services.

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Leverage our vertical integration expertise.    We intend to leverage our growing experience with end-customers in specific verticals to increase our market penetration. We have both developed applications and integrated third party applications with our mobile networking platform, including vertical-specific applications. Our platform facilitates the integration of these applications into the mobile-centric network edge. These applications accelerate and deepen our penetration in certain vertical markets. In the education vertical, we offer classroom control applications. In retail, we deliver an integrated third-party retail analytics solution. We plan to continue to innovate by enhancing existing vertical applications as well as by developing additional applications to strengthen our competitive differentiation and increase recurring revenue.

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Further develop our channel.    We will continue to invest to strengthen and expand our channel partner relationships to reach new markets and end-customers. Internationally, we plan to add additional resellers and distributors to drive revenue growth. Within the U.S., we are expanding our reseller relationships to further penetrate our key vertical markets including healthcare, retail and education.

Technology

We have developed a new approach for delivering enterprise mobility that combines the scale, availability and economies of the cloud with the distributed intelligence of our proprietary mobility-optimized network operating system. Our cloud-managed mobile networking platform consists of four elements: our Cloud Services Platform, our HiveOS operating system, our portfolio of hardware products and our client management software. By combining cloud management with distributed intelligence, we can deliver an auto-discovering, self-organizing, and self-healing network system that shares information among its members to deliver a mobile centric network edge. When Aerohive hardware products are connected to a network they communicate over wired and wireless interfaces to auto-discover other Aerohive products, and initiate communications to establish a group, or Hive. The Aerohive products that are configured to be part of the same Hive will share information about physical and logical network topology, neighboring products, device connections and Radio Frequency environment, or RF environment, to enable the products to self-organize into a coordinated network system that enables mobile networking. The members of the Hive will regularly communicate to the other members of the Hive to allow for seamless mobility, re-optimization of the network and system reconfiguration enabling self-healing in the event of a failure of part of the Hive. This eliminates the need for dedicated controllers, and is easy to provision and centrally administer. This distributed approach mirrors the architecture of traditional switching and routing infrastructures, which allows Aerohive to employ a single, scalable, highly reliable and cost-effective architecture across our portfolio.

Our core technology is built around the following four key components:

Cloud Services Platform.    Our Cloud Services Platform enables easy deployment of our products and delivers cloud-based network management and mobility applications that enable a single, unified and contextual view of the mobile-centric network edge. The platform is built on a number of significant technologies in both the underlying infrastructure and in the applications delivered on that infrastructure.

Application-level technologies include:

•	Policy-based network management that enables network and user policies to be defined and applied across complex, heterogeneous networks. The technology simplifies administration by abstracting policy configuration from the underlying network configuration and translating policy changes into unique network configurations based on differences in location, product type or attribute tag.

•	Multi-tenant, role-based administration that enables granular admin control by function, location and policy.

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Cloud-based authentication infrastructure that is built on RADIUS, or a Remote Authentication Dial-In User Service, which is a widely deployed authentication and authorization protocol to securely allow access on to a network, and RADsec, which is a more secure version of the RADIUS protocol, and is integrated with SMS providers to enable creation and distribution of credentials for users and guests in an efficient, closed-loop process.

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Cloud-based certificate authority that simplifies and automates the creation and distribution of certificates to our HiveOS-based products and to client devices to enable dramatically easier secure, certificate-based, authentication.

•	Cloud-based client management service that interfaces with Apple Push Notification Services to enable simplified client device management.

•	HTML5-based user interface enabling management from mobile devices.

•	Context-based and widget-based dashboard allowing flexible, context-based visualization of network usage and state.

•	APIs to integrate with third-party cloud products.

Infrastructure-level technologies include:

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Multi-version account migration technology that enables multiple versions of our software to be supported simultaneously in the cloud and allows end-customers to upgrade on-demand between different versions, giving end-customers the feature stability of on premise software with the ease of upgrade of the cloud.

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An extended implementation of the CAPWAP protocol that enables scalable, secure, reliable, and efficient connections from our HiveOS-based products to our cloud, eliminating the need to set up a management network VPN and minimizing the need to modify firewall rules through the use of firewall traversal techniques.

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Cloud-based licensing and provisioning systems that integrate into Aerohive’s business systems and provide interfaces to channel partners to enable zero-touch provisioning of products as they are delivered from Aerohive or from partner stock; zero-touch provisioning is the ability to deploy Aerohive devices without the need to preconfigure the device before shipping it to a location and without sending a technician on site to configure the device.

•	Single sign-on infrastructure that provides end-customers with easy access to multiple cloud accounts and applications and facilitates activation of new services.

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Provisioning, monitoring, security and disaster recovery technologies to facilitate deployment and operation of our Cloud Services Platform across the multiple instances we operate utilizing cloud infrastructure run out of SAS70 Type II certified datacenters.

HiveOS.    Our mobility-optimized network operating system implements a suite of proprietary cooperative control protocols and policy enforcement engines that together eliminate the need for costly wireless LAN controllers, while delivering seamless mobility and context-based policy control. Because of the distributed intelligence of HiveOS, losing connectivity to HiveManager does not affect control or data forwarding features of Aerohive devices. The primary functions of HiveOS include:

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Network services:     HiveOS provides a number of embedded network services to simplify deployment and allow advanced functionality to be provisioned in the enterprise where it is needed. Our extended implementation of CAPWAP allows secure, scalable connections to our Cloud Services Platform. Our Captive Web Portal, or CWP, is a flexible, cloud-managed web server that can be configured to onboard devices, authenticate users, or present custom messages such as advertisements as users join the network. Advanced authentication for user-based networking is enabled by native integration into ActiveDirectory or other LDAP-based directories and through an onboard RADIUS server allowing for local authentication and credential caching to improve remote office survivability.

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Cooperative control.    Cooperative control is a suite of control-plane protocols that distribute HiveOS device and client state information between “Hive” members (Aerohive network devices running HiveOS) allowing the Hive to act as a coordinated system in a similar way that dynamic routing protocols operate between routers in the Internet. These protocols enable the creation of auto-discovering, self-organizing and self-healing networks with distributed Radio Resource Management, or RRM, capabilities including radio channel selection, AP transmit power definition, band steering, and client load balancing. Cooperative control can deliver a seamless user experience and application continuity as users move across buildings or campuses. This is accomplished with context-aware, fast and secure roaming across the enterprise, agnostic of the underlying enterprise network configuration.

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Distributed policy enforcement.    HiveOS is able to enforce granular quality of service (QoS), security, and access policies at the network edge based on the user’s context. Policies can be applied based on the combination of the application being used, user identity and role, device type and ownership, location and time of day. HiveOS can either enforce context-based policy locally, or have it communicated to other Aerohive enforcement points using Cooperative Control or to non-Aerohive devices through standards based packet marking, syslog or APIs.

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Best-path forwarding.    After the local enforcement of QoS, security and access policies, scalable routing protocols forward traffic across both wireless mesh, wired and VPN connections. Traffic is securely forwarded via the highest performance and most available path in the network. Identity and context of the traffic can also be used to route traffic based on the existing network state and demands.

Portfolio of hardware products.    Our hardware products include indoor and outdoor access points, branch routers and access switches. Our hardware products leverage the latest commercially available and economically viable Wi-Fi radios, network processors, crypto accelerators and switching chips to optimize the performance of HiveOS and scale the distributed intelligence of our system.

Client management.    Our client management includes agents, profiles and certificates that run on mobile devices running iOS, OS X, Android and Chrome operating systems. Our client management utilizes our cloud management and our cloud-based certificate authority to automate the installation of certificates and policies onto client devices to ease client onboarding and simplify BYOD. This enables “Ownership” to be used as an element of context for policy enforcement and to integrate client visibility into HiveManager, our unified network and client management system. Our HiveOS software integrates closely with our client management and third-party client management systems to force new users to enroll before they can access the network.

Products

Our cloud product offering includes HiveManager, a unified network management system, and our Mobility Suite, which includes our Client Management and ID Manager applications.

HiveManager enables end-customers and partners to create, deploy and manage unified wired and wireless policies across their entire network. HiveManager offers real-time topology, performance and client information to simplify troubleshooting, capacity planning and security remediation of network applications. We sell and deliver HiveManager as a public cloud, a private cloud and an on-premise solution, but all deployment options leverage the benefits of the cloud.

Client management is a separately licensed service offered through the HiveManager that allows cloud-based onboarding and management of client devices.

ID Manager is a cloud-based guest and user management application that automates and simplifies the deployment and maintenance of enterprise guest and user management. Our ID Manager delivers scalable, enterprise guest management that streamlines the onboarding guests without requiring additional hardware or software. ID Manager can be deployed to support a single site or a globally distributed, multi-lingual company through our Cloud Services Platform.

StudentManager is a classroom control platform that provides a monitoring, reporting and control system for school districts that gives the teacher granular control of network usage during the class. It integrates with Student Information Systems (SIS) providing visibility to class and student schedules, simplifying configuration and enabling dynamic grouping of client devices into a class to provide class-based policy enforcement.

Our hardware products include access points, branch routers and access switches. Our access switches and some of our access points can also function as branch routers to consolidate and simplify branch deployments. Our hardware products are developed by our hardware design team working in conjunction with ODM partners, and leverage the latest commercially available and economically viable Wi-Fi radios, network processors, crypto accelerators and switching chips. All of our hardware products run on our HiveOS operating system, which provides the foundation for our networking platform.

Our Cloud VPN Gateway is a version of our HiveOS software sold as a virtual appliance to terminate VPN tunnels from thousands of remote routers and access points.

We offer tiered maintenance and support services under renewable, fee-based maintenance and support contracts, which include technical support, bug fixes, access to priority hardware replacement service and unspecified upgrades on a when-and-if available basis. Our SAAS subscriptions include comparable maintenance and support services.

Our Customers

As of September 30, 2013, we had approximately 11,500 end-customers worldwide. We define end-customers as the licensees of our products and services. We sell through a network of value-added resellers and distributors to a wide variety of industry verticals. Our efforts to date have focused on distributed enterprises, K-12 and higher education. Within distributed enterprises, we have operated with vertical market-specific focus on the healthcare and retail industries and state and local government, and we have operated with a general approach to other markets, including manufacturing, utilities, transportation, finance and other professional services. Our end-customers deploy our products across a wide range of operating environments, and range in size from small schools and businesses to large multinational corporations. These end-customers purchase our products through our VADs and VARs. Exclusive Networks controls a consolidated group of nine individual group companies, which each represents a separate VAD for us and collectively represented more than 10% of our revenue for each of the years ended December 31, 2011 and 2012 and for the nine months ended September 30, 2012 and September 30, 2013.

Customer Case Studies

The following are examples of deployments of our products that demonstrate the simplicity and cost-effectiveness of our cloud-managed mobile networking platform, which can be scaled to meet the demands of our customers.

Major K-12 School District

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Problem: One of the largest K-12 school districts in the U.S. struggled with an antiquated wireless solution and legacy “best-effort” deployment strategy. New drivers for wireless connectivity, including classroom-learning applications for students, faculty access demand, and parent/guest access expectations, required a comprehensive overhaul of the current wireless strategy.

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Solution and Benefits: New IT leadership in the district began to explore a wireless strategy that would support student, faculty and guest access across the entire district. In a public bid, the district evaluated proposals from numerous enterprise wireless LAN vendors but struggled with how controller-based solutions could support a large deployment across over 200 school and administrative buildings. When reviewing our platform, the district determined that our distributed, controller-less architecture could provide secure, high-performance wireless access for students, guests and faculty without the cost, complexity, bottlenecks or single points of failure of a controller-based architecture. The district commented that our HiveManager was able to centralize IT management of the entire deployment across the county through a single point of management and visibility. Our single HiveManager solution is currently managing over 12,500 Aerohive Access Points throughout the district, following a district deployment within approximately nine months.

Major Healthcare Services Provider

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Problem: A large healthcare service provider in Houston, Texas, the largest not-for-profit healthcare system in the city, needed an enterprise wireless solution that could be implemented and then scaled over time to provide staff, patient and guest access across its 12 major hospitals and more than 200 remote clinics. The solution needed to provide simultaneous secure and resilient wireless connectivity for its medical staff while also being able to run critical EMR systems and quality-of-care applications throughout the provider’s facilities.

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Solution and Benefits: The healthcare provider had previously deployed two solutions that did not meet the provider’s requirements for scale, seamless coverage and simplicity of operation. After an extensive test phase that included comparisons with other potential products, the healthcare provider chose our solution to run critical, latency-sensitive medical applications while also allowing its network to scale over time, and without the need for costly and complex controllers. The provider also noted other factors when selecting our products, including simplicity of management, ease of deployment and sophistication of application-layer control embedded in the product.

Large College in Florida

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Problem: A four-year college in Florida that serves nearly 65,000 students across ten campuses was in need of a Wi-Fi upgrade and expansion. The previous controller-based architecture was having difficulty keeping up with the capacity demands and high availability requirements. Specifically, the college was challenged in trying to support the new reality of every student having multiple mobile devices and an expectation for fast, dependable Wi-Fi throughout all of its campuses. With a relatively small IT team responsible for all aspects of desktop, network, and security support, significant consideration was also given to the upgraded solution being more easily deployed and managed.

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Solution and Benefits: The college did an extensive evaluation of major players in Enterprise Wi-Fi, with detailed design, testing, and implementation scenarios. Of the final list of contenders, we had the only solution offering a distributed, controller-less architecture, which had immediate appeal to the IT team given its ability to eliminate controller cost, complexity, bottlenecks, and single points of failure. The college was also attracted by the cloud-managed HiveManager Network Management System, which leveraged our cloud-hosting capabilities, further simplifying the management of the wireless network while removing any internal hosting costs. Because connectivity to the cloud-hosted HiveManager is not necessary for the operation of the wireless network, our platform did not compromise the college’s goal of eliminating single points of failure in the deployment design where possible. The final implementation consists of 2,250 wireless access points configured to provide secure student, faculty and guest access across all 10 campuses, with a single management view from the cloud-hosted HiveManager.

National Fast Food Retail Chain

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Problem: A national fast food retail chain was experiencing customer congestion at peak hours resulting in long wait times for service and wanted to equip its serving personnel with mobile devices so that they could walk the line, taking orders and payments from customers in an accelerated manner. The solution needed to meet Payment Card Industry, or PCI, compliance security standards and be able to scale to an initial scope of over 200 initial restaurant locations. Additional requirements were ease of use, simple centralized management that would enable a small IT team to control the infrastructure, and the ability to perform remote diagnostics and trouble-shooting. Ultimately the solution needed to be robust enough to scale to more than 1,700 nationwide locations.

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Solution: The chain conducted an initial market study that resulted in our selection for a proof-of-concept deployment, or PoC. On concluding the PoC, the customer determined that our HiveManager virtual appliance offering met its requirements for sophisticated yet simple and scalable management that could be operated by a small IT team. The chain also determined that our solution met its PCI-compliance requirements and that the solution could be implemented across an initial project scope of 200 restaurants. The deployment was successful and the chain is in the process of deploying the solution at all of its additional restaurants.

Geographic Information

For a description of our revenues from VARs and VADs and long-lived assets by geographic location, see Note 14 of the Notes to Consolidated Financial Statements.

Backlog

We define backlog as complete purchase orders that have been received by us by the end of a period from our VARs and VADs for products and related services that have not shipped as of the end of the period. Product and related services are generally shipped and billed shortly after receipt of an order. We do not believe that our product and related services backlog at any particular time is meaningful because it is not necessarily indicative of future revenue in any given period, as such orders may be rescheduled by our partners without penalty or delayed due to inventory constraints. Additionally, the majority of our product revenue comes from orders that are received and shipped in the same quarter. We do not consider backlog to be firm and do not believe our backlog information is a reliable indicator of our ability to achieve a particular level of revenue or financial performance.

Sales

Our regional sales organization is responsible for large-account acquisition and overall market development. Our inside sales team supports the regional sales team and focuses on the acquisition of mid-market accounts. Our channel sales team recruits and manages channel partners. The regional, inside and channel sales teams work together to build relationships with our channel partners to win and support end-customers through a direct-touch approach, also acting as the liaison between the end-customers and our marketing and product development organizations. We established our sales organization in the Americas in 2007, in EMEA in 2007, and in APAC in 2011. Our sales organization is supported by sales engineers and inside sales engineers with deep technical expertise and responsibility for pre-sales technical support, solutions engineering for our end-customers, and technical training for our channel partners. We expect to continue to grow our sales headcount in all of our principal markets and to expand our presence into countries where we currently do not have a direct sales presence.

We work with channel partners to provide our platform to end-customers. We focus on building comprehensive relationships with solutions-oriented partners who are recognized as having strong networking and Wi-Fi expertise. As of September 30, 2013, we had approximately 550 channel partners under contract, who are supported by our sales, channel, sales engineering and marketing organization. Sales to these channel partners are subject to our standard, non-exclusive distributor or reseller agreements, which provide for an initial term of one year and one-year renewal terms based on compliance with our program requirements. We operate a formal accreditation program for our channel partners’ sales and technical professionals. We maintain a two-tier, open-distribution model where VADs and VARs work together on a non-exclusive basis to market our platform, identify and close sales opportunities and provide pre-sales and post-sales services to our end-customers. Our channel partner program, Aerohive Advantage, rewards our channel partners based on a number of attainment goals, and provides them access to marketing funds, technical and sales training and support.

Marketing

Our marketing focuses on building our brand reputation and the market’s awareness of our platform, driving lead generation, creating end-customer demand and supporting the channel program. The marketing team consists primarily of corporate marketing, product marketing, program marketing, channel marketing and public relations functions. Our marketing activities include demand generation, regional and vertical-specific events, social media and advertising programs. Our marketing team also manages the corporate website, a corporate blog, managing a community (HiveNation) and partner portal, in addition to trade shows and conferences, press, analyst and customer relations and creating customer awareness.

Competition

Trends in enterprise mobility, including the proliferation of mobile devices, increased BYOD utilization, enterprise adoption of cloud and the adoption of mobile-first applications are all significantly increasing the importance of wireless inside the enterprise. The principal competitive factors in our market include:

•	ability to address specific customer deployment requirements;

•	flexibility and feature depth of solutions;

•	ease of use and simplicity of solutions;

•	price and total cost of ownership;

•	performance and scalability of products;

•	network survivability and reliability of solutions; and

•	security of the network.

We believe that we generally compete favorably on the basis of all of these factors. However, many of our competitors have substantially greater financial, technical and other resources, greater name recognition, longer operating histories, larger sales and marketing budgets, broader distribution and established relationships with distribution partners and end-customers and larger and more mature intellectual property portfolios.

We operate in a competitive market for enterprise mobility and network edge infrastructure, which has experienced high growth and constant change. Our competitors fall into three main groups:

•	General networking vendors, such as Cisco, Hewlett-Packard and Juniper Networks, whose portfolios include enterprise mobility solutions;

•	Enterprise mobility companies, such as Aruba Networks, that have a broad networking portfolio and are primarily focused on enterprise mobility; and

•	Independent Wi-Fi vendors, such as Ruckus Wireless and Meru Networks, which are primarily focused on wireless access products.

We may also face competition from small private companies and new market entrants.

Manufacturing

We outsource the manufacturing of our hardware products to several ODMs. We believe that using multiple design manufacturers helps to optimize our operations by lowering costs, reducing time-to-market and enabling us to adjust to changing end-customer demand.

Our products are manufactured in China and Taiwan. Finished products are then shipped to a warehousing and delivery logistics center in California, where we perform quality inspection, conduct reliability testing and manage our inventory. We operate this logistics center for all end-customer shipments, whether destined to locations in the Americas, EMEA or APAC.

Our manufacturing partners procure components and assemble our products based on our demand forecasts. These forecasts represent our estimates at the time of future demand for our products, based upon historical trends and the assessment of our sales and product management functions of end-customer demand and overall market conditions.

The component parts within our products are sourced by the ODM. We do not contract directly and do not have any long-term manufacturing contracts that guarantee us any fixed access to such component parts or specific pricing. This absence of direct and long-term component supply contracts may increase our exposure to shortages of component availability and to price fluctuations related to the raw material inputs for such components. In addition, if our design manufacturers experience interruptions in their business or manufacturing operations, quality control problems, or delays or disruptions in their access to component parts, including a change in their suppliers, this could adversely affect the timely delivery to us of finished products. Our ability then to ship products to our end-customers on a timely basis and consistent with our contractual commitments could be delayed and our business adversely affected.

We are in the process of consolidating our manufacturing with our key manufacturers, and renegotiating those contractual relationships, to provide for longer termination notices and transition terms in the event we or they terminate our manufacturing relationship. By concentrating our purchasing across a smaller number of manufacturers, we hope to increase our relative position and the significance of our relationships with those manufacturers. Our failure to secure these long-term agreements, at all or on terms we believe would be commercially reasonable, could create risk that the current relationships could be terminated without sufficient notice to us or a reasonable basis to transition our product manufacturing to a new design manufacturer, which could have an adverse effect on our businesses.

Research and Development

Continued investment in research and development is critical to our business. To this end, we have assembled a team of engineers with expertise in various fields, including networking platforms, cloud operations and applications, security systems, RF functions, user interface design and open source programming. Our research and development efforts are focused in Sunnyvale, California and Hangzhou, China.

We have invested significant time and financial resources in the development of our products, including our Cloud Services Platform, our HiveOS software platform, and our client management applications. We view continued investment in these capabilities as essential to our ability to differentiate ourselves in a competitive industry and to continue to be able to grow our business. For example, we are developing additional software modules to enhance the functionality and performance of our Cloud Services Platform and HiveOS operating software.

We plan to continue to expand our product offerings and solutions capabilities in the future and plan to continue to dedicate significant resources to these research and development efforts.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. We rely on patents, trademarks, copyrights and trade secret laws, confidentiality procedures, and employee disclosure and invention assignment agreements to protect our intellectual property rights. As of September 30, 2013, we had seven issued patents and 30 patent applications pending in the United States relating to our current and next-generation networking products, operating platform and cloud-based applications, and the ability to claim priority to most of the patent applications worldwide. Our first issued patents begin to expire in 2028. We cannot assure whether any of our patent applications will result in the issuance of a patent or whether the application process will require us to narrow our claims. Any patents that may be issued may subsequently be subject to re-examination, contested, circumvented, found unenforceable or invalidated, and we may or may not be able to prevent third parties from infringing them. We license software from third parties for integration into our products, including open source software. We believe our licenses are on commercially reasonable terms.

We utilize internal and external controls to restrict access to and use of our proprietary software and other confidential information, including contractual protections with employees, contractors, end-customers and channel partners. Our software is also protected by U.S. and international copyright laws. Despite our efforts to protect our trade secrets and proprietary rights through intellectual property rights, licenses and confidentiality agreements, third parties may still copy our products or otherwise obtain and use our software and technology without our knowledge or authority or in ways we do not intend. In addition, as we expand our international operations, effective patent, copyright, trademark and trade secret protection in foreign countries may not be available or may be of limited value.

Our industry is characterized by the existence of a large number of patents, and competitors increasingly may utilize litigation regarding patent and other intellectual property rights to protect or expand their market position. In particular, leading and more mature companies in the wireless networking industry have extensive patent portfolios and are regularly involved in both offensive and defensive litigation. From time-to-time, third parties, including certain of these leading companies as well as non-operating entities, may assert patent, copyright, trademark, and other intellectual property rights against us, our channel partners or our end-customers. In these instances, our standard license and other agreements may obligate us to indemnify our channel partners and end-customers against such claims. Successful claims of infringement by a third party could prevent us from distributing certain products or performing certain services, require us to expend significant management attention and money to develop non-infringing solutions or force us to pay substantial damages, royalties or other fees. This could include treble damages, if we are found to have willfully infringed patents or copyrights.

In addition, as end-customers increasingly use our products and services, and to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from third parties, including our competitors, who will be more likely to claim that our platform infringes their proprietary rights, or to develop products and services that are similar to ours and that may infringe our proprietary rights.

We cannot assure that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights. See “Risk Factors—Claims by others that we infringe their proprietary technology or other rights could harm our business” and “Legal Proceedings” below for additional information.

Employees

As of September 30, 2013, we had 509 employees in offices in the Americas, EMEA and APAC, of which 202 were engaged in sales and marketing, 216 were engaged in research and development, 63 were engaged in general and administrative functions and 28 were engaged in operations. None of our employees is represented by labor unions, whether in the United States or abroad, and we consider all current employee relations to be good.

Facilities

Our corporate headquarters are located in Sunnyvale, California, where we currently lease 67,856 rentable square feet of space under two lease agreements, the first expiring November 30, 2015 and comprising 36,228 rentable square feet and the second expiring September 23, 2016 and comprising 31,628 rentable square feet. We have an additional engineering and research and development facility in Hangzhou, China, under a lease agreement expiring September 30, 2016, and a facility supporting our international activities in Surrey, the United Kingdom, under a lease agreement expiring May 22, 2017.

We believe these facilities are sufficient to meet our current needs. As we add employees and support new geographic markets, we intend to add new facilities. We believe that suitable additional or alternative space will be available as needed to accommodate ongoing operations and any such growth. However, such additional or alternative facilities may impose additional expenses on our ongoing operations.

Legal Proceedings

We are party to litigation and subject to claims arising in the ordinary course of business, including claims related to intellectual property infringement. We cannot predict with certainty the results of such litigation and claims, and cannot assure that the final outcome of these matters would not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, the uncertainty it creates for our end-customers, efforts of our competitors to use the fact of such litigation for competitive advantage and other factors.

AirTight Networks, or AirTight, previously asserted a claim that our products infringe U.S. Patent #7,339,914, or the ‘914 Patent. On January 23, 2013, we filed in the U.S. District Court, Northern District of California, a Complaint for Declaratory Judgment against AirTight asserting that our products do not infringe the ‘914 Patent and that the ‘914 Patent is, in any case, invalid and not enforceable. AirTight filed a separate action asserting infringement of the ‘914 Patent by some or all of our products, which has been related to our initial action for declaratory judgment. Both of the related court actions are currently stayed, based on the existence of a petition we separately filed with the U.S. Patent and Trademark Office, or PTO, to initiate a re-examination of the ‘914 Patent, or the AirTight Re-Examination Petition. The PTO has recently allowed the claims of the ‘914 Patent. As a result, AirTight has requested that the stay of the two related actions be lifted.

Linex Technologies, or Linex, filed on March 19, 2013, a Complaint in the U.S. District Court, Southern District of Florida, asserting that some or all of our products infringe U.S. Patents #6,493,377, or the ‘377 Patent, and #7,167,503, or the ’503 Patent. We filed an answer and counterclaims for declaratory judgment against Linex asserting that our products do not infringe the ‘377 and ‘503 Patents, and that the ‘377 and ‘503 Patents are, in any case, invalid and not enforceable. We separately filed with the PTO petitions to initiate reexamination of the ‘377 and ‘503 Patents. The PTO granted our petitions for reexamination. In an initial office action, the PTO has found all claims subject to reexamination to be invalid. This case is stayed pending the reexamination.

We intend to defend these lawsuits vigorously. If these matters have an adverse outcome, they may have an impact on our financial position, results from operations, or cash flows. Should the parties asserting infringement prevail on their respective claims that one or more of our products infringe one or more valid patents, we could be required to pay substantial damages for past sales of such products, enjoined from manufacturing, using, selling, and importing such products if a license or other right to continue selling our products is not made available to us, and required to pay substantial ongoing royalties and comply with unfavorable terms if such a license is made available to us. Any of these outcomes could result in a material adverse effect on our business. Even if we were to prevail, litigation is costly and time-consuming, and would divert the attention of our management and key personnel from our business operations, deter distributors from selling our products, and dissuade potential end-customers from purchasing our products, any of which could materially harm our business.

During the course of litigation, we anticipate announcements of the results of hearings and motions, and other interim developments related to the litigation, which our competitors could try to use to their competitive advantage by creating uncertainty amongst our end-customers. If securities analysts or investors regard these announcements as negative, the market price of our common stock may decline.

Export Compliance

Our products are subject to U.S. export controls, specifically the Export Administration Regulations, and economic sanctions enforced by the Office of Foreign Assets Control. We incorporate standard encryption algorithms into our products, which, along with the underlying technology may be exported outside of the U.S. only with the required export authorizations, including by license, license exception or other appropriate government authorizations. Each of these authorizations may require the filing of an encryption registration and classification request. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. We take precautions to prevent our products and services from being exported in violation of these laws. However, in certain instances we shipped encryption products prior to obtaining the required export authorizations and/or submitting the required requests, including a classification request and request for an encryption registration number. As a result, we have filed a Voluntary Self Disclosure with the U.S. Department of Commerce’s Bureau of Industry and Security

concerning these violations. These past instances could result in monetary penalties or other penalties assessed against us. Additionally, even though we take precautions to ensure that our channel partners comply with all relevant regulations, any failure by our channel partners to comply with such regulations could have negative consequences for us, including reputational harm, government investigations, and assessments of penalties against us.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of February 13, 2014:

Name	Age	Position(s)
David K. Flynn	50	President, Chief Executive Officer and Chair of the Board
Gordon C. Brooks	52	Senior Vice President, Chief Financial Officer
Dean Hickman-Smith	47	Senior Vice President, Worldwide Field Operations
David Greene	48	Senior Vice President, Chief Marketing Officer
Steve Debenham	51	Vice President, General Counsel and Secretary
Remo Canessa(1)	56	Director
Feng Deng(2)	50	Director
Krishna ‘Kittu’ Kolluri(1)(3)	50	Director
Changming Liu	46	Director
Frank J. Marshall(3)(4)	67	Director
Paul J. Milbury(1)(2)	65	Director
Conway ‘Todd’ Rulon-Miller(2)	62	Director
Christopher J. Schaepe(2)(3)	50	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.
(4)	Lead Independent Director.

Executive Officers

David K. Flynn has served as our Chief Executive Officer, or CEO, since July 2007, as President since November 2007, as a member of our Board since July 2006 and as Chair of our Board since July 2013. He previously served as our Interim Chief Executive Officer from February 2007 to July 2007. Prior to joining us, Mr. Flynn was with Juniper Networks, Inc., or Juniper, an IP network solutions company, until 2005. He joined Juniper in April 2004 though its acquisition of NetScreen Technologies, Inc., where he had served as Vice President of Marketing since June 1999. Mr. Flynn holds a B.A. in Economics from Williams College and an M.B.A. from the Stanford Graduate School of Business.

We believe that Mr. Flynn possesses specific attributes that qualify him to serve as a member of our Board, including his extensive experience in the networking and security industries and the operational insight and expertise he has accumulated as our CEO.

Gordon C. Brooks has served as our Senior Vice President, Chief Financial Officer, or CFO, since January 2013. Prior to joining us, Mr. Brooks served as a consultant to private companies from June 2012 through December 2012. Previously, Mr. Brooks served as Senior Vice President and Chief Financial Officer from September 2009 until May 2012 at Blue Coat Systems, Inc., an internet security firm acquired by Thoma Bravo, LLC, a private equity firm. From May 2009 to August 2009, he served as Vice President, Corporate Finance for VMware, Inc., a software company. From August 2008 through April 2009, Mr. Brooks served as Chief Financial Officer of Spikesource, Inc., a software certification company. He was with BEA Systems, Inc., an enterprise infrastructure software company acquired by Oracle Corporation, from January 2000 to February 2008, where he held various finance positions, most recently as Senior Vice President of Finance and Corporate Controller. Mr. Brooks holds a Bachelor of Music in Piano Performance from Notre Dame de Namur University and Master of Accounting from the University of Southern California.

Dean Hickman-Smith has served as our Senior Vice President, Worldwide Field Operations since October 2012. Prior to joining us, Mr. Hickman-Smith served as Senior Vice President, Worldwide Sales at Proofpoint, Inc., a security-as-a-service company, from July 2008 until September 2012. From March 2005 to June 2008, he served as Vice President of Worldwide Sales and Support at ConSentry Networks, Inc., a computer security and networking company. Mr. Hickman-Smith holds a degree in Electrical Engineering from the University of West England.

David Greene has served as our Senior Vice President, Chief Marketing Officer since September 2013. Prior to joining us, Mr. Greene served as Chief Marketing Officer at Riverbed Technology Inc., a wide-area network solutions company from March 2012 to September 2013. From January 2008 to February 2012, he served as Vice President of Worldwide Marketing and from July 2006 to December 2007 as Vice President of Enterprise Solutions Marketing at BMC Software Inc., an IT management solutions company. From October 2002 to June 2006, Mr. Greene served as Vice President of Marketing and Professional Services at Active Reasoning, Inc., an IT controls automation software company acquired by Oracle Corp. Mr. Greene holds an A.B. in Architecture and an A.B. in Computer Science from the University of California, Berkeley.

Steve Debenham has served as our Vice President, General Counsel and Secretary since December 2012. Prior to joining us, Mr. Debenham served as Vice President, Corporate Development, General Counsel and Secretary at Silicor Materials Inc., a manufacturer of solar-grade silicon and aluminum products, from August 2010 to December 2012. From September 2009 to December 2012, he provided advisory services and legal counsel to several privately held companies. From September 2003 to September 2009, Mr. Debenham served as Vice President, General Counsel and Secretary at Asyst Technologies, Inc., a semiconductor equipment manufacturer. In April 2008, Asyst Technologies filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code. Mr. Debenham holds an A.B. in History from Stanford University and a J.D. from the University of California, Hastings College of Law.

Board of Directors

Remo Canessa has served as a member of our Board since September 2013. Mr. Canessa has been the Chief Financial Officer of Infoblox, Inc., an automated network control company, since October 2004. He holds a B.A. in Economics from the University of California, Berkeley and an M.B.A. from Santa Clara University.

We believe Mr. Canessa possesses specific attributes that qualify him to serve as a member of our Board, including his extensive experience in the technology industry, including the operational insight and expertise he has accumulated serving as the Chief Financial Officer for a large technology company for nine years.

Feng Deng has served as a member of our Board since July 2006. Mr. Deng has been a managing director of Northern Light Venture Capital, a venture capital firm he co-founded, since December 2005. He holds a B.S. and an M.S. in Electrical Engineering from Tsinghua University, an M.S. in computer engineering from the University of Southern California and an M.B.A. from the Wharton School at the University of Pennsylvania.

We believe Mr. Deng possesses specific attributes that qualify him to serve as a member of our Board, including his extensive experience in the computer, communication and data networking industries and as a board member of companies in the technology industry.

Krishna ‘Kittu’ Kolluri has served as a member of our Board since March 2011. Mr. Kolluri has been a General Partner of New Enterprise Associates, Inc., a venture capital firm, since January 2006.

He holds a B.Tech. (M.E.) from Indian Institute of Technology, Madras, India, and an M.S. in Operations Research from the State University of New York, Buffalo. He currently serves as a member of the board of directors of Cohere Technologies, Inc., a privately held company in the wireless networking industry.

We believe Mr. Kolluri possesses specific attributes that qualify him to serve as a member of our Board, including his extensive experience related to information technology and energy technology and as a board member of companies in the technology industry.

Changming Liu is one of our co-founders and has served as our Chief Technology Officer since January 2007 and as a member of our Board since March 2006. He previously served as our Chief Executive Officer from March 2006 to February 2007. Prior to joining us, Mr. Liu was a Distinguished Engineer at Juniper. Mr. Liu holds a B.Sc in Computer Science from Tsinghua University and a Masters in Computer and Electrical Engineering from Queen’s University in Canada.

We believe that Mr. Liu possesses specific attributes that qualify him to serve as a member of our Board, including his extensive experience as a key architect and technical manager for over 15 years in the data networking industry and the operational insight and expertise he has accumulated as one of our founders and as our Chief Technology Officer.

Frank J. Marshall has served as a member of our Board since March 2011. Mr. Marshall has been a General Partner of Big Basin Partners since October 2000 and also serves as a director and advisor for several private companies. He previously served as a director of Infoblox Inc., a public developer and provider of enterprise network infrastructure, automation software and hardware, from March 2009 until December 2013. He also served as a director at PMC-Sierra, Inc., a semiconductor company, and Juniper. Mr. Marshall holds a B.S. in Electrical Engineering from Carnegie Mellon University and an M.S. in Electrical Engineering from the University of California, Irvine.

We believe Mr. Marshall possesses specific attributes that qualify him to serve as a member of our Board, including his extensive experience in Internet infrastructure, semiconductor solutions and communications services and as a board member of companies in the technology industry.

Paul J. Milbury has served as a member of our Board since November 2012. Mr. Milbury has been a financial consultant to private companies since July 2010. He previously was with Cisco Systems, Inc., a networking and telecommunications company, from December 2009 to July 2010. Mr. Milbury joined Cisco through its acquisition of Starent Networks, Corp., a provider of mobile network solutions, where he served as Vice President of Operations and Chief Financial Officer beginning in January 2007. He currently serves as a member of the board of directors of Infinera Corporation, an optical networking equipment provider, and several privately held companies. Mr. Milbury holds a B.B.A. in Business Administration/Economics and an M.B.A. from the University of Massachusetts, Amherst.

We believe Mr. Milbury possesses specific attributes that qualify him to serve as a member of our Board, including his extensive experience in the technology industry and as a board member of companies in the technology industry.

Conway ‘Todd’ Rulon-Miller has served as a member of our Board since May 2009. Mr. Rulon-Miller has been a partner of Apogee Venture Group, an early stage venture investment and consulting firm he founded, since January 1998. He holds a B.A. in History from Princeton University.

We believe Mr. Rulon-Miller possesses specific attributes that qualify him to serve as a member of our Board, including his extensive experience in the technology industry and as a board member of companies in the technology industry.

Christopher J. Schaepe has served as a member of our Board since July 2006. Mr. Schaepe is a founding partner of Lightspeed Venture Partners, an early-stage technology venture capital firm, and has served in that capacity since 2000. He currently serves as a member of the board of directors of Riverbed Technology, Inc., an application and network performance company, and previously served as a member of the board of directors of eHealth, Inc., an online health insurance services company, and Fusion-io, Inc., a computer hardware and software systems company. Mr. Schaepe holds a B.S. and an M.S. in Computer Science and Electrical Engineering from Massachusetts Institute of Technology and an M.B.A. from the Stanford Graduate School of Business.

We believe Mr. Schaepe possesses specific attributes that qualify him to serve as a member of our Board, including his extensive experience in the technology industry and as a board member of companies in the technology industry.

Our executive officers are appointed by our Board and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

Our Board will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our CEO, CFO, and other executive and senior financial officers.

Board Composition

Our business affairs are managed under the direction of our Board, The number of directors will be fixed by our Board, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Upon the completion of this offering, our Board will consist of nine directors, six of whom will qualify as “independent” under the New York Stock Exchange listing standards. Christopher J. Schaepe, Feng Deng, Krishna ‘Kittu’ Kolluri, Changming Liu and David K. Flynn were elected to the Board pursuant to a nomination process set forth in a voting agreement among certain of our stockholders including Lightspeed, Northern Light and NEA that was entered into in connection with our preferred stock financings and will terminate upon completion of the offering.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, immediately after the completion of this offering, the members of our Board will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Feng Deng, Remo Canessa and Changming Liu, and their terms will expire at the annual meeting of stockholders to be held in 2015;

•	the Class II directors will be Krishna ‘Kittu’ Kolluri, Frank J. Marshall and Conway ‘Todd’ Rulon-Miller, and their terms will expire at the annual meeting of stockholders to be held in 2016; and

•	the Class III directors will be David K. Flynn, Paul J. Milbury and Christopher J. Schaepe, and their terms will expire at the annual meeting of stockholders to be held in 2017.

The division of our Board into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of at least two thirds of our outstanding voting stock. Directors may not be removed by our stockholders without cause.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors.

Director Independence

In connection with this offering, we intend to list our common stock on the New York Stock Exchange. Under the rules of the New York Stock Exchange, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of the New York Stock Exchange require that, subject to specified exceptions, including a phase-in period following our public offering, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the rules of the New York Stock Exchange, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our Board has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our Board determined that Feng Deng, Krishna ‘Kittu’ Kolluri, Frank J. Marshall, Conway ‘Todd’ Rulon-Miller, Christopher J. Schaepe and Remo Canessa, representing six of our nine directors, were “independent directors” as defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of the New York Stock Exchange.

Lead Independent Director

Our Board has appointed Frank J. Marshall to serve as our lead independent director. As lead independent director, Mr. Marshall will preside over periodic meetings of our independent directors, serve as a liaison between our Chair and the independent directors, and perform such additional duties as our Board may otherwise determine and delegate.

Committees of the Board of Directors

Our Board has an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our Board.

Audit Committee

Messrs. Kolluri, Milbury and Canessa, each of whom is a non-employee member of our Board, comprise our audit committee. Mr. Canessa is the chair of the audit committee. Our Board has determined that Messrs. Milbury and Canessa qualify as “audit committee financial experts” as defined in the SEC rules and satisfy the financial sophistication requirements of the New York Stock Exchange. Our Board has determined that Messrs. Kolluri and Canessa satisfy the requirements for independence and financial literacy under the rules and regulations of the New York Stock Exchange and the SEC. Our Board has concluded that the composition of our audit committee meets the requirements for independence under the applicable rules and regulations of the New York Stock Exchange and the SEC. While Mr. Milbury is not an independent director for purposes of serving on the audit committee, we intend to rely on the New York Stock Exchange transition rules applicable to companies completing an initial public offering. We believe that the functioning of our audit committee complies with the applicable requirements of the New York Stock Exchange and the SEC rules and regulations. The audit committee is responsible for, among other things:

•	selecting and hiring our independent registered public accounting firm;

•	evaluating the performance and independence of our independent registered public accounting firm;

•	approving the audit and pre-approving any non-audit services to be performed by our independent registered public accounting firm;

•	reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

•	overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;

•	reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements, and our publicly filed reports;

•	reviewing and approving any proposed related-party transactions; and

•	preparing the audit committee report that the SEC will require in our annual proxy statement.

Compensation Committee

Messrs. Deng, Milbury, Rulon-Miller and Schaepe, each of whom is a non-employee member of our Board, comprise our compensation committee. Mr. Schaepe is the chair of our compensation committee. Our Board has concluded that the composition of our compensation committee meets the requirements for independence under the applicable rules and regulations of the New York Stock Exchange and the SEC. Our Board has determined that Messrs. Deng, Rulon-Miller and Schaepe meet the requirements for independence under the rules of the New York Stock Exchange and the SEC rules and regulations, as well as Section 162(m) of the Internal Revenue Code. While Mr. Milbury is not an independent director for purposes of serving on the compensation committee, we intend to rely on the New York Stock Exchange transition rules applicable to companies completing an initial public offering. We believe that the functioning of our compensation committee complies with the applicable requirements of the New York Stock Exchange and the SEC rules and regulations. The compensation committee is responsible for, among other things:

•	reviewing and approving our Chief Executive Officer’s and other executive officers’ annual base salaries, incentive compensation plans, including the specific goals and amounts; equity compensation, employment agreements, severance arrangements and change in control agreements, and any other benefits, compensation or arrangements;

•	administering our equity compensation plans;

•	overseeing our overall compensation philosophy, compensation plans, and benefits programs; and

•	preparing the compensation committee report that the SEC will require in our annual proxy statement.

Nominating and Corporate Governance Committee

Messrs. Kolluri, Marshall and Schaepe, each of whom is a non-employee member of our Board, comprise our nominating and corporate governance committee. Mr. Marshall is the chair of our nominating and corporate governance committee. Our Board has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the rules of the New York Stock Exchange. The nominating and corporate governance committee is responsible for, among other things:

•	evaluating and making recommendations regarding the composition, organization, and governance of our Board and its committees;

•	reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and

•	reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or our Board.

Non-Employee Director Compensation

We implemented beginning in January 2013 a compensation plan for our non-employee directors for service as directors, which provided for fixed cash payments to be made quarterly for service on our Board and its committees. Under the plan, an additional cash payment is available to our non-employee directors who serve as chairs of our Board’s respective committees. From time to time, we previously granted stock options to those non-employee directors who are also not affiliated with our venture fund investors for their service on our Board.

We also reimburse our directors for expenses associated with attending meetings of our Board and meetings of committees of our Board.

The following table provides information regarding cash payments and equity awards made to certain of our non-employee directors during the year ended December 31, 2013. Directors who are also our employees receive no additional compensation for their service as a director. During the year ended December 31, 2013, two directors, Mr. Flynn, our President, Chief Executive Officer and Chair of our Board, and Mr. Liu, were employees. Mr. Flynn’s compensation is discussed in the section titled “Executive Compensation.” Mr. Liu, is compensated in conjunction with his employment, but he does not receive any additional compensation for services provided as a director.

2013 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	All Other Compensation ($)		Total ($)
Remo Canessa	13,125	$326,267	—		$339,392
Feng Deng	—	—	—		—
Krishna ‘Kittu’ Kolluri	—	—	—		—
Frank J. Marshall	33,125	—	—		31,125
Paul J. Milbury	44,583	—	—		44,583
Conway ‘Todd’ Rulon-Miller	35,000	—	45,500	(3)	80,500
Christopher J. Schaepe	—	—	—		—

(1)	The amounts in the “Fees Earned or Paid in Cash” column reflect fees earned by the directors pursuant to the Director Compensation Plan previously adopted by the Board.
(2)

The amounts in the ‘‘Option Awards’’ column reflect the aggregate grant date fair value of stock options granted during the fiscal year computed in accordance with FASB ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 11 to our financial statements included at the end of this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3)	The reported amount represents consulting fees earned by Apogee Venture Group. See “Certain Relationships and Related Party Transactions—Transactions with Directors and Their Affiliates.”

The following table lists all outstanding equity awards held by our non-employee directors as of December 31, 2013.

	Option Awards							Stock Awards
Name	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable(1)		Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price Per Share	Option Expiration Date	Number of Shares or Units of Stock that have Not Vested		Market Value of Shares or Units of Stock that have Not Vested
Remo Canessa	09/17/2013	—		66,919	(2)	$9.58	09/17/2023	—		—
Frank J. Marshall	—	—		—		$—	—	63,000	(3)	$698,040(4)
Paul J. Milbury	11/12/2012	63,240	(5)	—		$6.00	11/12/2022	—		—
Conway ‘Todd’ Rulon-Miller	09/19/2012	40,000	(6)	—		$6.00	09/19/2022	3,000	(7)	$33,245(4)

(1)

The options listed are subject to an early exercise provision and are immediately exercisable. Early-exercised options are subject to our Company’s repurchase right at the original exercise price, which right lapses pursuant to the option’s vesting schedule.

(2)	One-fourth of the shares subject to the option vest on September 13, 2014, and one forty-eighth of the shares vest monthly thereafter.
(3)	63,000 repurchasable shares will fully vest on September 14, 2015.
(4)

This amount reflects the fair market value of our common stock of $11.08 per share as of December 31, 2013 multiplied by the amount shown in the column for the Number of Shares or Units of Stock that have Not Vested.

(5)

One-fourth of the shares subject to the option, originally for 84,320 shares and of which 21,080 shares have been exercised, vest on November 12, 2013 and one forty-eighth of the shares vest monthly thereafter.

(6)	Shares subject to the option vest ratably over forty-eight months beginning on October 19, 2012.
(7)	Shares acquired pursuant to an early exercise provision and are subject to a right of repurchase by us at the option exercise price. 3,000 repurchasable shares will fully vest on June 9, 2014.

Upon a change in control (as defined in our 2006 Plan), each non-employee director’s then-outstanding and unvested shares subject to options, and shares acquired pursuant to an option’s early exercise provision that remain subject to a right of repurchase by us, will become fully vested and exercisable (and our repurchase right with respect to shares acquired through an early exercise will lapse).

Standard Compensation Arrangements for Non-Employee Directors

In September 2013, our Board, upon recommendation of our compensation committee, approved a policy for the compensation of our non-employee directors to be effective upon the closing of this offering. Each non-employee director will receive compensation in the form of equity and cash, as described below:

Equity Compensation.    Newly appointed non-employee directors will automatically be granted, as of the date of their election, a stock option under our 2014 Equity Incentive Plan, having a term of 10 years, to purchase shares having an aggregate value equal to the quotient of $330,000 divided by the trailing 30-day trading average closing price of our common stock preceding the date of grant, or the Initial Grant. One-fourth of the shares underlying the Initial Grant will vest on the one-year anniversary of the vesting commencement date and 1/48 of the shares vest monthly thereafter, subject to continued service through each such vesting date. Aside from newly elected non-employee directors, on the date of each annual meeting of our stockholders, each non-employee director will be granted restricted stock units under our 2014 Equity Incentive Plan having an aggregate value equal to $175,000 divided by the trailing 30-day trading average price of our common stock preceding the date of grant, or the Annual Grant. All of the shares underlying the Annual Grant will vest upon the one year anniversary of the date of grant, subject to continued service through the vesting date.

Cash Compensation.    Each non-employee director will receive an annual fee of $30,000 in cash for serving on our Board, or the Annual Fee. In addition to the Annual Fee, the lead independent director will be entitled to an additional annual fee of $10,000 in cash.

The chairs and members of the three standing committees of our Board will be entitled to the following additional annual cash fees:

Board Committee	Chair Fee	Member Fee
Audit Committee	$15,000	$10,000
Compensation Committee	$10,000	$5,000
Nominating and Corporate Governance Committee	$7,500	$5,000

All fees in cash will be paid on a quarterly basis.

Non-employee directors will not receive any additional fees for service on our Board.

EXECUTIVE COMPENSATION

Our named executive officers for 2013, which consist of our principal executive officer and the next two most highly compensated executive officers, are:

•	David K. Flynn, our President and Chief Executive Officer;

•	Gordon C. Brooks, our Senior Vice President, Chief Financial Officer; and

•	David Greene, our Senior Vice President, Chief Marketing Officer.

2013 Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers during the year ended December 31, 2013.

Name and Principal Position	Year	Salary		Bonus	Option Awards(2)	Non-Equity Incentive Plan Compensation		All Other Compensation		Total
David K. Flynn	2012	$250,000		$67,500	$306,880	—		—		$624,380
President and Chief Executive Officer	2013	$275,000	(3)	$—	$1,665,820	$100,000	(1)	—		$2,040,820
Gordon C. Brooks	2013	$239,583	(4)	$—	$1,627,425	$33,537	(5)	$756	(6)	$1,901,301
Senior Vice President, Chief Financial Officer
David Greene	2013	$72,917	(7)	$—	$1,631,336	$13,358	(5)	—		$1,717,611
Senior Vice President, Chief Marketing Officer

(1)

The amount represents payments earned in 2013, which were paid on the achievement of performance objectives as discussed under the section titled “Cash Incentive Compensation.” All such amounts were paid in 2014.

(2)

The amounts in the ‘‘Option Awards’’ column reflect the aggregate grant date fair value of option awards granted during 2013 computed in accordance with FASB ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 11 to our financial statements included at the end of this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3)	Mr. Flynn received an increase to his base salary from $250,000 to $300,000 effective as of July 1, 2013.
(4)	Mr. Brooks joined us in January 2013 and received a prorated base salary based on an annual base salary of $250,000.
(5)	The amount represents payments earned in 2013, which were paid on the achievement of performance objectives as discussed under the section titled “Cash Incentive Compensation.”
(6)	The amount represents a tax gross-up paid in connection with a one-time perquisite.
(7)	Mr. Greene joined us in September 2013 and received a prorated base salary based on an annual base salary of $250,000.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding equity awards held by our named executive officers at December 31, 2013.

Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options				Option Exercise Price	Option Expiration Date
			Exercisable		Unexercisable
David K. Flynn	06/09/2010		200,000	(1)	—		$0.70	06/09/2020
	02/03/2011		128,000	(1)	—		0.70	02/24/2021
	05/04/2012		280,000	(2)	—		2.05	05/04/2022
	04/18/2013		120,000	(1)	—		6.00	06/11/2023
	06/30/2014	(3)	—		200,000	(3)	9.58	10/07/2023
Gordon C. Brooks	01/16/2013		276,128	(4)	—		6.00	01/31/2023
	04/18/2013		50,000		—		6.00	06/11/2023
	06/30/2014	(3)	—		20,000	(3)	9.58	09/30/2023
David Greene	09/16/2013		—		334,598	(5)	9.58	09/17/2023

(1)

The option is subject to an early exercise provision and is immediately exercisable. 1/4 of the shares subject to the option vest on the one year anniversary of the vesting commencement date and 1/48 of the shares vest monthly thereafter, subject to continued service through each relevant vesting date.

(2)

The option is subject to an early exercise provision and is immediately exercisable. 1/5 of the shares subject to the option vest on the one year anniversary of the vesting commencement date and 1/60 of the shares vest monthly thereafter, subject to continued service through each relevant vesting date.

(3)

The vesting commencement date is the earlier of (i) the date of our initial public offering and (ii) June 30, 2014. 1/2 of the shares subject to the option vest on the two year anniversary of the vesting commencement date and the remaining 1/2 of the shares vest in equal monthly installments thereafter, subject to continued service through each relevant vesting date.

(4)

The option is subject to an early exercise provision and is immediately exercisable. The option was originally for 336,128 shares and subject to vesting at the rate of 1/4 of the shares on the one year anniversary of the vesting commencement date and 1/48 of the shares each month thereafter, subject to continued service through each relevant vesting date.

(5)

The option is scheduled to vest as to 1/4 of the shares on the one year anniversary of the vesting commencement date and 1/48 of the shares vest monthly thereafter, subject to continued service through each relevant vesting date.

Pension Benefits

We do not offer pension benefits to our named executive officers.

Nonqualified Deferred Compensation

We do not offer non-qualified deferred compensation to our named executive officers.

Cash Incentive Compensation

Each of our named executive officers was eligible to receive cash incentive-based compensation during fiscal year 2013, on an annual basis with respect to Mr. Flynn and on a quarterly basis for our other named executive officers. The following table sets forth the target amounts and actual amounts of each named executive officer’s cash incentive compensation for fiscal 2013:

Name	Target Incentive Amount ($)	Actual Incentive Amount ($)
Mr. Flynn	$100,000 (annual)	$100,000 (for fiscal year)
Mr. Brooks	$ 59,896 (prorated for fiscal year)	$ 33,537 (prorated for fiscal year)
Mr. Greene	$ 18,229 (for 4th quarter)	$ 13,358 (for 4th quarter)

For fiscal year 2013, Mr. Flynn was eligible to receive an annual cash incentive payment in an amount up to $100,000 based on achievement of performance objectives that our compensation committee developed through discussions with him during (but prior to the end of) the fiscal year. The performance objectives included achievement of MBOs consisting of a combination of corporate and individual goals. These corporate goals were weighted at 75% and his individual goals were weighted at 25% of his target cash incentive payment opportunity. In determining the amount of Mr. Flynn’s cash incentive payment, the compensation committee confirmed the Company’s performance of the corporate objectives and assessed and assigned a value to Mr. Flynn’s individual performance against the objectives. In January 2014, the compensation committee determined that, based on its assessment of our corporate performance and Mr. Flynn’s individual performance during fiscal year 2013, Mr. Flynn’s cash incentive payment would be payable as to 100% of the target amount, resulting in a cash incentive payment to Mr. Flynn of $100,000.

Under our executive incentive bonus plan for fiscal year 2013 (not including our CEO), individual performance criteria with respect to each quarter were weighted at 40% and the corporate performance criteria were weighted at 60% of the executive’s target cash incentive payments. During the first three quarters of our fiscal year 2013, the corporate performance criteria for each quarter consisted of our achievement of free cash flow (weighted at 25% of the corporate objectives) and our corporate bookings (weighted at 75% of the corporate objectives). For our fourth quarter during our fiscal year 2013, the corporate performance criteria consisted solely of our achievement of corporate bookings. Each quarterly incentive target was set at the operating target for the quarter, as determined in the annual operating plan approved by our Board. In order for any cash incentive payment to become payable in the first three quarters, we were required to fully achieve the free cash flow objective with respect to that quarter. If we failed to achieve the free cash flow performance goal, no cash incentive payment would be paid to the named executive officer in such quarter, even if any other performance goals were achieved.

For fiscal year 2013 Messrs. Brooks and Greene were eligible to receive cash incentive payments for each fiscal quarter, each at a total target bonus opportunity equal to 25% of the named executive officer’s respective base salary for the quarter. Messrs. Brooks and Greene commenced their employment with us in January 2013 and September 2013, respectively. Mr. Brooks’ quarterly target cash incentive payment for our first quarter ending March 2013 and Mr. Greene’s quarterly target cash incentive payment for our third quarter ending September 2013 were prorated to reflect the term of their respective employment during those quarters.

Mr. Flynn assessed for each quarter during fiscal year 2013 the individual performance of Messrs. Brooks and Greene against their respective individual performance criteria for the quarter.

With respect to our performance against the target bookings objective for each of the first three quarters in fiscal year 2013, the cash incentive payment would become payable as follows:

Target Bookings	Percent of the Corporate Performance Component That Becomes Payable
Achievement at more than $1 million below targeted amount	0%

Achievement at more than $500,000 below, but less than or equal to $1 million below targeted amount	25%

Achievement at less than or equal to $500,000 below targeted amount	50%

Achievement at targeted amount	75%

Achievement above targeted amount	75% plus 4 times the percent of bookings above the targeted amount (i.e., 75% + 4* (overachievement %))

With respect to our performance against the target bookings objective for the fourth quarter in fiscal year 2013, the cash incentive payment would become payable as follows:

Target Bookings	Percent of the Corporate Performance Component That Becomes Payable
Achievement less than 10% below the targeted amount	0%

Achievement below the targeted amount but not less than 10% below the targeted amount	100% minus 3 times the percent of booking below the targeted amount (i.e., 100% - 3* (underachievement %))

Achievement at the targeted amount	100%

Achievement above the targeted amount	100% plus 3 times the percent of bookings above the targeted amount (i.e., 100% + 3* (overachievement %))

Executive Employment Agreements and Change of Control and Severance Agreements

Offer Letters

Offer Letter of David K. Flynn.    We entered into an offer letter with Mr. Flynn dated January 16, 2007. Currently, Mr. Flynn is entitled to receive $300,000 in annual base salary and is eligible for an incentive bonus at a target of $100,000, Mr. Flynn also is eligible to participate in the employee benefit plans generally available to our employees and maintained by us.

Offer Letter of Gordon C. Brooks.    We entered into an offer letter with Mr. Brooks on December 31, 2012. Mr. Brooks’ current base salary is $250,000 and current target annual bonus opportunity is 25 percent of his current base salary. Mr. Brooks is eligible to participate in the employee benefit plans generally available to our employees and maintained by us.

Pursuant to his offer letter, Mr. Brooks received an early exercisable stock option grant covering 336,128 shares of our common stock on January 31, 2013, with a per share exercise price equal to $6.00 and vesting commencement date of January 16, 2013. Mr. Brooks received an early exercisable stock option grant covering 50,000 shares on June 11, 2013, with a per share exercise price equal to $6.00 and vesting commencement date of April 18, 2013, and a stock option grant covering 20,000 shares on September 30, 2013, with a per share exercise price equal to $9.58 and a vesting commencement date of the earlier of (i) the Company’s Initial Public Offering or (ii) June 30, 2014. Each of the option awards was granted under our 2006 Global Share Plan. The January 31, 2013 and June 11, 2013 awards are scheduled to vest as to 25% of the shares on the first anniversary of the vesting commencement date and as to 1/48 of the shares in equal monthly increments thereafter for the next 36 months, subject to his continued service through each vesting date. The September 30, 2013 award is scheduled to vest as to 50% of the shares on the second anniversary of the vesting commencement date and as to 1/48 of the shares in equal monthly increments thereafter for the next 24 months, subject to his continued service through each vesting date. Certain vesting acceleration provisions set forth in the offer letter have been superseded by Mr. Brooks’ Separation and Change in Control Severance Agreement, as described further below.

Offer Letter of David Greene.    We entered into an offer letter with Mr. Greene on August 20, 2013. Mr. Greene’s current base salary is $250,000 and current target annual bonus opportunity is 25 percent of his current base salary. Mr. Greene is eligible to participate in the employee benefit plans generally available to our employees and maintained by us.

Pursuant to the offer letter, Mr. Greene received an early exercisable stock option grant covering 334,598 shares of our common stock on September 17, 2013, with a per share exercise price equal to $9.58 and vesting commencement date of September 16, 2013. The option award was granted under our 2006 Global Share Plan and is scheduled to vest as to 25% of the shares on the first anniversary of the vesting commencement date and as to 1/48 of the shares in equal monthly increments thereafter for the next 36 months, subject to Mr. Greene’s continued service through each vesting date. Certain vesting acceleration provisions set forth in the offer letter have been superseded by Mr. Greene’s Separation and Change in Control Severance Agreement, as described further below.

Potential Payments Upon Termination or Change in Control

We entered into Separation and Change in Control Severance Agreements, or the Severance Agreements, with Messrs. Flynn, Brooks and Greene. The Severance Agreements supersede certain severance arrangements relating to acceleration of stock options described in Messrs. Brooks and Greene’s offer letters. Each Severance Agreement became effective on October 1, 2013, has a two-year term and will automatically be extended for one year following a Change in Control (as defined below) or, if severance benefits are triggered under the Severance Agreement, the Severance Agreement will remain effective until all obligations have been satisfied under the Severance Agreement. The Severance Agreement term may be renewed upon mutual agreement between the parties.

Each Severance Agreement provides that if (x) we terminate the employee’s employment with us without Cause (as defined below) and not due to the employee’s death or disability, or (y) with respect to Mr. Flynn, if Mr. Flynn terminates his employment for Good Reason (as defined below), and in each case, the termination does not occur during the period beginning 30 days prior to and ending 12 months following a Change in Control, the employee will receive the following severance: (i) a lump sum cash payment equal to nine months (in the case of Mr. Flynn) or three months (in the case of Messrs. Brooks and Greene if the termination occurs within the first year of employment, or otherwise six months) of the employee’s base salary then in-effect, and (ii) reimbursements for continuing payments of COBRA continuation coverage for a period of up to nine months (in the case of Mr. Flynn) or three months (in the case of Messrs. Brooks and Greene if the termination occurs within the first year of employment, or otherwise six months), provided that such reimbursements will be made in taxable payments at twice such amounts if applicable law limits our ability to provide reimbursements to the employee. In order to receive the severance, the employee must first sign and not revoke a release of claims in our favor.

Each Severance Agreement further provides that if (x) we terminate the employee’s employment with us without Cause and not due to the employee’s death or disability, or (y) the employee terminates his employment for Good Reason, and in each case the termination occurs during the period beginning 30 days prior to and ending 12 months following a Change in Control, then in lieu of the severance benefits described above, the employee will receive the following severance: (i) a lump sum severance payment equal to 12 months (in the case of Mr. Flynn) or nine months (in the case of Messrs. Brooks and Greene) of the employee’s base salary in-effect immediately prior to the Change in Control or employment termination, whichever is greater, plus an amount equal to 100% (in the case of Mr. Flynn) or 75% (in the case of Messrs. Brooks and Greene) of the greater of (a) the employee’s most recent actual bonus or (b) the employee’s then-target annual bonus, (ii) a lump sum severance payment equal to 100% (in the case of Mr. Flynn) or 75% (in the case of Messrs. Brooks and Greene) of the greater of (a) the employee’s most recent actual annual bonus or (b) the employee’s then-target annual bonus, in each case prorated for partial year of service for the year in which the employment termination occurs, (iii) reimbursements for continuing payments of COBRA continuation coverage for a period of up to 12 months (in the case of Mr. Flynn) or nine months (in the case of Messrs. Brooks and Greene), provided that such reimbursements will be made in taxable payments at twice such amounts if applicable law limits our Company’s ability to provide reimbursements to the employee, (iv) 100% vesting of any equity awards outstanding as of the date of employment termination, with any performance-based awards deemed achieved at 100% of the applicable target levels, and (iv) stock options and stock appreciation rights outstanding as of the employment termination date will have a post-termination exercisability period that ends on the later of (a) the date 12 months following the employment termination date, or (b) the date 90 days following the lapse of any underwriter lock-up period or insider trading black-out period in effect on the employment termination date, provided that no award may be exercised after expiration of the award’s maximum term. In order to receive the severance, the employee must first sign and not revoke a release of claims in our favor.

Each Severance Agreement also provides that if the severance benefits provided in the Severance Agreement or otherwise payable to the employee would constitute “parachute payments” that would subject the employee to any excise tax under the golden parachute rules under the Internal Revenue Code, the severance benefits will either be delivered in full or delivered to a lesser extent so as not to be subject to the excise tax, whichever of the foregoing amounts would provide the employee the greater amount of severance benefits on an after-tax basis.

As defined in the Severance Agreements, “Cause” generally means (i) engaging in misconduct that is demonstrably and materially injurious to us, or the commission of any act of fraud, misappropriation, or any other intentional, wrongful or unlawful act by the employee, including, without limitation, any intentional, wrongful or unlawful act of deceit, dishonesty, insubordination or other acts of moral turpitude, in connection with the employee’s employment with us; (ii) the employee’s conviction of, or plea of guilty or no contest to, a crime involving moral turpitude, or any felony (whether or not subject to an appeal); (iii) an intentional, wrongful or unlawful breach by the employee of any fiduciary duty which the employee owes to us; (iv) commission of any acts of gross negligence or willful misconduct in connection with the employee’s employment with us; (v) willful or continued breach of a fiduciary duty or other duty or obligation under our then-existing code of business conduct; (vi) violation of a federal or state law or regulation applicable to our business, which violation has or is likely to be injurious to us in the reasonable determination of our Board; (vii) any act of personal dishonesty taken by the employee in connection with the employee’s responsibilities as an employee which results in the employee’s substantial personal enrichment, (viii) the employee’s criminal charge of a felony which our Board reasonably determines has had or will have a material detrimental effect on our reputation or business; or (ix) a willful act by the employee that constitutes (A) a material breach of a material provision of any agreement between the employee and us, including the Severance Agreement or accompanying agreements, or (B) the employee’s willful or continued failure to perform the employee’s duties or obligations as an employee, or (C) a material failure by the employee to comply with our written policies or rules of employment in good standing, in each case under this clause if such breach or failure has not been or, in the determination of our Board, cannot be cured within 30 days after written notification to the employee of such breach or failure.

As defined in the Severance Agreements, “Change in Control” generally means the occurrence of any of the following events: (i) a change in the ownership of our Company, which will be deemed to occur on the date that any one person, or more than one person acting as a group, a Person, acquires ownership of the stock of our Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of our Company; provided that a Change in Control will not include any transaction or series of related transactions principally for bona fide equity or project financing purposes in which cash is received by our Company or any successor or indebtedness of our Company is cancelled or converted or a combination thereof occurs; or (ii) if our Company has a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, a change in the effective control of our Company, which will be deemed to occur on the date that a majority of members of our Board is replaced during any twelve month period by directors whose appointment or election is not endorsed by a majority of the members of our Board prior to the date of the appointment or election (for purposes of this clause (ii), if any Person is considered to be in effective control of our Company, the acquisition of additional control of our Company by the same Person will not be considered a Change in Control); or (iii) a change in the ownership, or transfer by exclusive license, of a substantial portion of our Company’s assets, or change in the ownership, or transfer by exclusive license, of all or substantially all of the assets of a subsidiary of our Company, which if held directly by our Company would constitute all or substantially all of our Company’s assets, which will be deemed to occur on the date that any Person acquires (or has acquired during the twelve month period ending on the date of the most recent acquisition by such person or persons) assets from our Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of our Company immediately prior to such acquisition or acquisitions. Persons will be considered to be acting as a group if they are owners of a corporation or investment entity or partnership that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with our Company. However, a transaction will not be a Change in Control unless the transaction qualifies as a change in control event within the meaning of Internal Revenue Code Section 409A, or if (a) its sole purpose is to change the jurisdiction of our incorporation, or (b) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately before such transaction.

As defined in the Severance Agreements, “Good Reason” generally means the employee’s voluntary termination of employment with us within 90 days following the expiration of any cure period available to us, following one or more of the following occurring without the employee’s prior written consent: (i) a material reduction of the employee’s duties, authority, or responsibilities, relative to his duties, authority, or responsibilities as in effect immediately prior to such reduction, provided, with respect to Messrs. Flynn and Greene, that if, following a Change in Control, the employee remains in the same function in a division or subsidiary of the acquirer comprising substantially all of our business, that will not in itself constitute Good Reason; (ii) a material reduction by us in the employee’s base salary, as in effect immediately prior to such reduction, other than as agreed to by the employee in writing or in connection with a similar reduction for all our similarly situated executives; (iii) a material reduction by us in the employee’s annual target bonus as a percentage of the employee’s base salary, as in effect immediately prior to such reduction, other than in connection with a similar reduction for all our similarly-situated executives; (iv) relocation of the employee’s principal place of work to a location that is more than 30 miles from the employee’s principal place of work immediately prior to such relocation; or (v) our failure to obtain assumption of the Severance Agreement by any successor. However, in order to resign for Good Reason, the employee is required first to provide us with written notice within 90 days of becoming aware of the initial existence of the condition that he believes constitutes Good Reason and within two years of the initial existence of such condition, specifically identifying the acts or omissions constituting the grounds for Good Reason and providing to us a reasonable cure period of not less than 30 days following the date of such written notice, during which such grounds must not have been cured.

Employee Benefit and Stock Plans

2014 Equity Incentive Plan

Concurrently with this offering, we are establishing our 2014 Equity Incentive Plan, or 2014 Plan. Our Board adopted, and we expect our stockholders will approve, the 2014 Plan prior to the closing of this offering. Subject to stockholder approval, the 2014 Plan will be effective on the business day immediately prior to the completion of this offering and is not expected to be utilized until after the completion of this offering. Our 2014 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants, and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares.    A total of 2,000,000 shares of our common stock are reserved for issuance pursuant to the 2014 Plan, of which no awards are issued and outstanding, and upon the completion of this offering, such number of shares will be adjusted automatically to equal 10% of our fully diluted shares of our common stock as of such date (not to exceed 4,000,000 shares). In addition, the shares reserved for issuance under our 2014 Plan will also include (a) those shares reserved but unissued under our 2006 Global Share Plan, or the 2006 Plan, as of the effective date described above and (b) shares subject to options or similar awards granted under our 2006 Plan that expire or otherwise terminate after the effective date described above (provided that the maximum number of shares that may be added to the 2014 Plan pursuant to (a) and (b) is 8,520,656 shares). The number of shares available for issuance under the 2014 Plan will also include an annual increase on the first day of each fiscal year beginning in 2015, equal to the least of:

•	4,000,000 shares of our common stock;

•	5% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our Board may determine.

Shares may be authorized, but unissued, or reacquired shares of our common stock. Shares issued pursuant to awards under the 2014 Plan that we repurchase or that are forfeited, expire or become unexercisable without having been exercised in full or are surrendered under an exchange program, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2014 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2014 Plan.

Our compensation committee will administer our 2014 Plan after the completion of this offering. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m).

Plan Administration.    Subject to the provisions of our 2014 Plan, the administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to increase or reduce their exercise price, to prescribe rules and to construe and interpret the 2014 Plan and awards granted under the 2014 Plan, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price and different terms. The administrator also has the authority to establish rules and regulations, including sub-plans for satisfying, or qualifying for favorable tax treatment under, applicable laws in jurisdictions outside of the U.S.

Stock Options.    Stock options may be granted under our 2014 Plan. The exercise price of options granted under our 2014 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Subject to the provisions of our 2014 Plan, the administrator determines the term of all other options.

After the termination of service as an employee, director, or consultant, he or she may exercise his or her option or stock appreciation right for the period of time stated in his or her award agreement. In the absence of a stated period in the award agreement, if termination is due to death or disability, the option or stock appreciation right will remain exercisable for 12 months, and in all other cases, the option or stock appreciation right will remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2014 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2014 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination of both, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock.    Restricted stock may be granted under our 2014 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Restricted Stock Units.    Restricted stock units may be granted under our 2014 Plan. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us), and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an award agreement.

Performance Units and Performance Shares.    Performance units and performance shares may be granted under our 2014 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. Performance units will have an initial dollar value established by the administrator prior to the date of grant. Performance shares will have an initial value equal to the fair market value of our common stock on the date of grant. The administrator will establish performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of performance units or performance shares, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination thereof. The specific terms will be set forth in an award agreement.

Non-Employee Directors.    Our 2014 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2014 Plan. However, in any fiscal year, a non-employee director may be granted cash-settled equity awards with an aggregate grant date fair value of no more than $500,000, increased to $1,000,000 in connection with his or her initial service. Further, in any fiscal year, a non-employee director may be granted stock-settled equity awards with an aggregate grant date fair value of no more than $500,000, increased to $1,000,000 in connection with his or her initial service.

Non-Transferability of Awards.    Unless the administrator provides otherwise, our 2014 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.

Death or Disability.    Unless determined otherwise by the administrator, for participants having been employed by or providing services to us for more than one year, vesting of an award will accelerate in full if such participant terminates service with us due to death or permanent disability.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2014 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2014 Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2014 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the completion of such proposed transaction.

Merger or Change in Control.    Our 2014 Plan provides that in the event of a merger or change in control, as defined in the 2014 Plan, each outstanding award will be treated as the administrator determines, including that each award be assumed or substituted by the successor corporation or its parent or subsidiary for an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and the awards will become fully exercisable. In addition, if an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant that such award will be exercisable for a specified period prior to the transaction, and such award will terminate upon the expiration of such period. With respect to equity awards granted to a non-employee director that are assumed or substituted, if the non-

employee director’s status as our director or the director of the successor corporation terminates other than due to a voluntary resignation, then his or her awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and the awards will become fully exercisable.

Amendment, Termination.    The administrator has the authority to amend, suspend or terminate the 2014 Plan provided such action does not impair the existing rights of any participant unless mutually agreed between the participant and the administrator. Our 2014 Plan will terminate automatically in 2024, unless we terminate it sooner.

2014 Employee Stock Purchase Plan

Concurrently with this offering, we are establishing our 2014 Employee Stock Purchase Plan, or the ESPP. Our Board adopted, and we expect our stockholders will approve, the ESPP prior to the closing of this offering. Subject to stockholder approval, the ESPP will be effective on the business day immediately prior to the effective date of the registration statement. We believe that allowing our employees to participate in the ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

Authorized Shares.    A total of 400,000 shares of our common stock will be made available for sale under the ESPP, provided that upon the completion of this offering, such number of shares will be adjusted automatically to equal 2% of our fully diluted shares of our common stock as of the completion of this offering (not to exceed 800,000 shares). In addition, our ESPP provides for annual increases in the number of shares available for issuance under the plan on the first day of each fiscal year beginning in 2015, equal to the least of:

•	800,000 shares of our common stock;

•	0.5% of the outstanding shares of our common stock on the first day of such fiscal year; or

•	such other amount as determined by our Board.

Plan Administration.    Our compensation committee will administer the ESPP, and have full and exclusive authority to interpret the terms of the plan and determine eligibility to participate, subject to the conditions of the plan as described below.

Eligibility.    Generally, our U.S.-based employees, including our executive officers, are eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under the ESPP if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•

hold rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year in which an option is outstanding at any time.

Offering Periods.    Our ESPP is intended to qualify under Section 423 of the Internal Revenue Code, and provides for consecutive six-month offering periods. The ESPP also authorizes option grants that do not qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code pursuant to rules, procedures or sub-plans adopted by the administrator of the ESPP, which will be designed to achieve tax, security laws or other objectives for us and participants in the ESPP. The offering periods are scheduled to start on the first trading day on or after June 1 and December 1 of each year and end on the first trading day on or after December 1 and June 1 approximately six months later, except for the first offering period, which will commence on the first trading day on or after completion of this offering and will end on the first trading day on or after December 1, 2014 and the second offering period which will commence on the first trading day on or after December 1, 2014. The administrator may, in its discretion, modify the terms of future offering periods, provided that no offering period may last more than 27 months.

Our ESPP permits participants to purchase shares of common stock through payroll deductions of up to 10% of their eligible compensation, which includes base straight time gross earnings, commissions, and payments for overtime and shift premium, but exclusive of payments for incentive compensation, bonuses, equity compensation and other similar compensation. A participant may purchase a maximum of 10,000 shares during each six-month offering period.

Exercise of Purchase Right.    The first offering period of the ESPP will begin on the first trading day on or after the effective date of this offering. Each eligible employee as of that day will be automatically enrolled in the first offering period of the ESPP. Any eligible employee on a specified enrollment date subsequent to the first offering period will be eligible to participate in the Plan by submitting a properly completed subscription agreement in the form provided by the administrator. Participation in an offering period expires at the end of the offering period or upon termination of employment, whichever is earlier, and shares are purchased at the end of each offering period to the extent of the payroll deductions accumulated during such offering period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date, which is first trading day on or after June 1 or December 1. The first exercise date under the ESPP will be on the first trading day on or after December 1, 2014. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability.    A participant may not transfer rights granted under the ESPP. If the compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution, or by designation of a beneficiary in the manner provided under the ESPP.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent dilution or enlargement of the benefits or potential benefits available under the ESPP, the administrator will adjust the number and class of shares that may be delivered under the ESPP, the purchase price per share and the number of shares covered by each option and the numerical share limits set forth in the ESPP. In the event of our proposed liquidation or dissolution, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Merger or Change in Control.    In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination.    Our ESPP will terminate automatically in 2034, unless we terminate it sooner. Our Board has the authority to amend, suspend, or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

2006 Global Share Plan

Our Board adopted our 2006 Global Share Plan, or our 2006 Plan, in April 2006, and our stockholders approved it in July 2006. Our 2006 Plan was last amended and restated in January 2014. As of the effective date of this offering, the 2006 Plan will be terminated and we will not grant any additional awards under the 2006 Plan. However, the 2006 Plan will continue to govern the terms and conditions of outstanding awards granted under it.

Authorized Shares.    As of September 30, 2013, an aggregate of 13,148,534 shares of our common stock has been reserved for issuance under our 2006 Plan. Our 2006 Plan allows for the grant of incentive stock options, nonstatutory stock options and share purchase rights. As of September 30, 2013, options to purchase 8,001,418 shares of our common stock at a weighted-average exercise price per share of $4.84 remained outstanding under our 2006 Plan. As of September 30, 2013, 149,008 shares of our common stock remained available for future issuance pursuant to awards granted under our 2006 Plan.

Shares may be authorized but unissued or reacquired shares of our common stock. Shares issued pursuant to awards under the 2006 Plan that expires, becomes unexercisable, or is cancelled, forfeited or terminated without being exercised or settled in full or are surrendered under an exchange program, as well as shares used to pay the exercise price of an award or to satisfy tax withholding obligations related to an award, will become available for future grant under the 2006 Plan while the 2006 Plan remains in effect.

Plan Administration.    Our Board currently administers our 2006 Plan. Subject to the provisions of our 2006 Plan, the administrator has the power to construe and interpret our 2006 Plan and any agreement thereunder and determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise price (if any), the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the terms of the award agreement for use under our 2006 Plan. The administrator may, at any time, institute an exchange program by which outstanding awards may be surrendered in exchange for awards which may have a lower exercise price or purchase price and different terms, awards of a different type, and/or cash, and/or by which the exercise or purchase price of outstanding awards is reduced. The administrator also has the authority to establish rules and regulations, including sub-plans for satisfying applicable laws in jurisdictions outside of the U.S.

Stock Options.    Stock options may be granted under our 2006 Plan. The exercise price per share of an option is determined by the administrator, provided that with respect to incentive stock options, the exercise price per share must equal at least 100% of the fair market value per share of our common stock on the date of grant. Additionally, any nonstatutory stock option granted to a resident of California must have an exercise price per share equal to at least 85% of the fair market value per share of our common stock on the date of grant. The term of an option may not exceed 10 years. An incentive stock option granted to a participant who owns more than 10% of the total combined voting power of all classes of our stock, or any parent or subsidiary corporations, must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. Such incentive stock option also may not have a term in excess of five years. The administrator will determine the methods of payment of the exercise price of an option (which may be payable in cash or cash equivalents) and will be set forth in the award agreement. An option granted to a resident of California who is not an officer, director or consultant of ours will become exercisable at a rate no slower than as to 20% of the shares subject to the option per year over five years from the option’s grant date.

After the termination of service as an employee, director, or consultant, the participant may generally exercise his or her options, to the extent vested as of such date of termination, for the period of time stated in his or her award agreement, except that an option may not be exercised more than three months after service termination unless the termination was due to death or disability. If termination is due to death or disability, the option will generally remain exercisable, to the extent vested as of such date of termination, for a period of time stated in the award agreement. In the absence of a stated period in the award agreement, the option will remain exercisable for 30 days after service termination (or six months, if service termination is due to death or disability). If a participant is a resident of California, the option will remain exercisable for 30 days after service termination or such longer period stated in the award agreement (or if service termination is due to death or disability, then six months or such longer period stated in the award agreement). However, in no event may an option be exercised later than the expiration of its term. If termination is for cause, then an option expires on the participant’s termination date.

Share Purchase Rights.    Share purchase rights may be granted under our 2006 Plan. Share purchase rights are grants of rights to purchase shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. After the administrator determines that it will offer share purchase rights, it will advise the purchaser of the terms, conditions and restrictions related to the offer, including the number of shares that the purchaser is entitled to purchase, the price to be paid and the time not less than 30 days within which the purchaser must accept such offer. A purchaser accepts the offer by execution of a restricted share purchase agreement in the form determined by the administrator. Once the share purchase right is exercised, the purchaser will have rights equivalent to a shareholder, subject to such forfeiture conditions, rights of repurchase or other restrictions that the administrator may determine and set forth in the award agreement. However, a share purchase right granted to a resident of California must have a purchase price of not less than 85% of the fair market value per share of our common stock on the date of grant, except that with respect to a California resident who owns more than 10% of the total combined voting power of all classes of our stock, or any parent or subsidiary corporations, a share purchase right granted to such individual must have a purchase price of not less than 100% of the fair market value per share of our common stock on the date of grant. Our rights of repurchase with respect to any share purchase rights granted to a resident of California must lapse at a rate no slower than as to 20% of the shares under the share purchase right per year over five years from the award’s grant date.

Non-Transferability of Awards.    Unless the administrator provides otherwise, our 2006 Plan generally does not allow for the transfer of awards, and only the recipient of an option may exercise an award during his or her lifetime.

Death or Disability.    Unless determined otherwise by the administrator, for participants having been employed by or providing services to us for more than one year, vesting of an award will accelerate in full if such participant terminates service with us due to death or permanent disability.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2006 Plan, the number of shares reserved under our 2006 Plan, the administrator may adjust the number and class of shares that may be delivered under the 2006 Plan and/or the number, class and price of shares covered by each outstanding award. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the completion of such proposed transaction.

Merger or Change in Control.    Our 2006 Plan provides that, in the event of a merger or change in control, as defined under our 2006 Plan, unless the award agreement provides otherwise, each outstanding award may be assumed or substituted for an equivalent award. In the event that awards are not assumed or substituted for, then the vesting of outstanding awards will be accelerated, and stock options will become exercisable in full prior to such transaction. In addition, if an option is not assumed or substituted in the event of a merger or change in control, the administrator will notify the participant that such award will be exercisable for a specified period prior to the transaction, and such award will terminate upon the expiration of such period.

For purposes of the 2006 Plan, a change in control generally means (i) any person becomes the beneficial owner, directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then-outstanding voting securities; or (ii) the consummation of the sale, lease, or disposition by us of all or substantially all of our assets; or (iii) the consummation of a merger or consolidation of us with any other corporation, other than a merger or consolidation that would result in our voting securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least 50% of the total voting power represented by our voting securities or of such surviving entity or its parent outstanding immediately after such merger or consolidation. Notwithstanding the foregoing, a transaction shall not constitute a change in control if its sole purpose is to change the legal jurisdiction of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately before such transaction. In addition, a sale by us of our securities in a transaction, the primary purpose of which is to raise capital for our operations and business activities including, without limitation, an initial public offering of shares under the Securities Act or other applicable law, will not constitute a change in control.

Amendment; Termination.    The administrator has the authority to amend, suspend or terminate the 2006 Plan at any time, provided that such amendment does not materially and adversely impair the rights of any award holder under outstanding awards without the award holder’s written consent. Upon completion of this offering, our 2006 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

Retirement Plans

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age. Under our 401(k) plan, employees may elect to defer any amount of their eligible compensation on a before-tax basis, or on a post-tax basis for those employees participating in the Roth 401(k) plan component, subject to applicable annual Internal Revenue Code limits. The statutorily prescribed limit for 2013 and 2014 is equal to $17,500 (and catch up contributions for employees over 50 allow for an additional $5,500 each year). We currently do not match any contributions made by our employees, including executives. We intend for the 401(k) plan to qualify under Internal Revenue Code Sections 401(a) and 501(a).

Executive Incentive Compensation Plan

In January 2014, our Board adopted an Executive Incentive Compensation Plan, or the Bonus Plan, which will become effective immediately prior to the closing of this offering. The Bonus Plan will allow our compensation committee to provide cash incentive awards to selected employees, including our named executive officers, based upon the attainment of performance goals established by our compensation committee.

Under the Bonus Plan, our compensation committee will determine the performance goals applicable to any award, which goals may include, without limitation: attainment of research and development milestones, sales bookings, business divestitures and acquisitions, cash flow, cash position, earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interested, taxes, depreciation and amortization and net earnings), earnings per share, net income, net profit, net sales, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, and individual objectives such as peer reviews or other subjective or objective criteria. Performance goals that include our financial results may be determined in accordance with U.S. generally accepted accounting principles, or GAAP, or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by our compensation committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The goals may be on the basis of any factors our compensation committee determines relevant, and may be adjusted on an individual, divisional, business unit, or company-wide basis. The performance goals may differ from participant to participant and from award to award.

Our compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in our compensation committee’s discretion. Our compensation committee may determine the amount of any reduction on the basis of such factors it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash only after they are earned, which usually requires continued employment through the date a bonus is paid. Payment of bonuses occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in the Bonus Plan.

Our Board has the authority to amend, alter, suspend, or terminate the Bonus Plan provided such action does not alter or impair the existing rights of any participant with respect to any earned bonus.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we plan to enter into indemnification agreements with each of our current directors, officers, and certain members of our senior management before the completion of this offering. These agreements will provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism, or hearing, inquiry, or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements and indemnification arrangements discussed above in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2010 and each currently proposed transaction in which:

(1)	we have been or are to be a participant;

(2)	the amount involved exceeded or exceeds $120,000; and

(3)	any of our directors, executive officers or holders of more than 5% of our capital stock, or entities affiliated with them, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Private Placements

Series C Preferred Stock Financing

In March 2010, we sold an aggregate of 8,474,208 shares of our Series C convertible preferred stock at a per share purchase price of $2.768 pursuant to a stock purchase agreement. Purchasers of our Series C convertible preferred stock include venture capital funds that hold 5% or more of our capital stock or were represented on our Board. The following table summarizes purchases of Series C convertible preferred stock by such investors:

Name of Stockholder	Aerohive Director	Number of Series C Shares	Total Purchase Price
Funds affiliated with DAG Ventures(1)	N/A	2,710,025	$7,499,995
Funds affiliated with Northern Light Venture Capital(2)	Feng Deng	2,496,737	$6,909,720
Lightspeed Venture Partners VII, L.P.(3)	Christopher J. Schaepe	2,131,433	$5,898,741
KPCB Holdings, Inc.(4)	N/A	1,136,013	$3,143,916

(1)

DAG Ventures affiliates holding our securities whose shares are aggregated for purposes of reporting share ownership information include DAG Ventures IV-QP, L.P., DAG Ventures IV-A, LLC, and DAG Ventures IV, L.P. Entities affiliated with DAG Ventures beneficially owned more than 5% of our capital stock.

(2)

Northern Light Venture Capital affiliates holding our securities whose shares are aggregated for purposes of reporting share ownership information include Northern Light Venture Fund, L.P., Northern Light Strategic Fund, L.P., and Northern Light Partners Fund, L.P. Entities affiliated with Northern Light Venture Capital beneficially owned more than 5% of our capital stock. Mr. Deng, a member of our Board, shares voting and investment power with respect to the shares held by these entities.

(3)

Lightspeed Venture Partners VII, L.P. beneficially owned more than 5% of our capital stock. Mr. Schaepe, a member of our Board, shares voting and investment power with respect to the shares held by this entity.

(4)	KPCB Holdings, Inc. beneficially owned more than 5% of our capital stock.

Series D Preferred Stock Financing

In March 2011, we sold an aggregate of 5,619,234 shares of our Series D convertible preferred stock at a per share purchase price of $4.449 pursuant to a stock purchase agreement. Purchasers of our Series D convertible preferred stock include venture capital funds that hold 5% or more of our capital stock or were represented on our Board. The following table summarizes purchases of Series D convertible preferred stock by such investors:

Name of Stockholder	Aerohive Director	Number of Series D Shares	Total Purchase Price
Funds affiliated with New Enterprise Associates(1)	Krishna ‘Kittu’ Kolluri	3,596,312	$15,999,993
Lightspeed Venture Partners VII, L.P.(2)	Christopher J. Schaepe	578,836	$2,575,241
Funds affiliated with Northern Light Venture Capital(3)	Feng Deng	449,539	$2,000,000
KPCB Holdings, Inc.(4)	N/A	366,247	$1,629,433
Funds affiliated with DAG Ventures(5)	N/A	291,147	$1,295,313
Big Basin Partners L.P.(6)	Frank J. Marshall	112,384	$499,997

(1)

New Enterprise Associates affiliates holding our securities whose shares are aggregated for purposes of reporting share ownership information include New Enterprise Associates 13, Limited Partnership and NEA Ventures 2011, L.P. Entities affiliated with New Enterprise Associates beneficially owned more than 5% of our common stock. Mr. Kolluri, a member of our Board, has no voting or dispositive power with respect to the shares held by NEA Ventures 2011, L.P.

(2)

Lightspeed Venture Partners VII, L.P. beneficially owned more than 5% of our capital stock. Mr. Schaepe, a member of our Board, shares voting and investment power with respect to the shares held by this entity.

(3)

Northern Light Venture Capital affiliates holding our securities whose shares are aggregated for purposes of reporting share ownership information include Northern Light Venture Fund, L.P., Northern Light Strategic Fund, L.P., and Northern Light Partners Fund, L.P. Entities affiliated with Northern Light Venture Capital beneficially owned more than 5% of our common stock. Mr. Deng, a member of our Board, shares voting and investment power with respect to these entities.

(4)	KPCB Holdings, Inc. beneficially owned more than 5% of our capital stock.
(5)

DAG Ventures affiliates holding our securities whose shares are aggregated for purposes of reporting share ownership information include DAG Ventures IV-QP, L.P. and DAG Ventures IV, L.P. Entities affiliated with DAG Ventures beneficially owned more than 5% of our capital stock.

(6)	Mr. Marshall, a member of our Board, is a general partner of this entity.

Series E Preferred Stock Financing

In August 2012 and June 2013, we sold an aggregate of 2,946,105 shares of our Series E convertible preferred stock at a per share purchase price of $11.0315 pursuant to stock purchase agreements. Purchasers of our Series E convertible preferred stock include venture capital funds that hold 5% or more of our capital stock or were represented on our Board. The following table summarizes purchases of Series E convertible preferred stock by such investors:

Name of Stockholder	Aerohive Director	Number of Series E Shares	Total Purchase Price
New Enterprise Associates 13, Limited Partnership(1)	Krishna ‘Kittu’ Kolluri	1,065,143	$11,750,126
Lightspeed Venture Partners VII, L.P.(2)	Christopher J. Schaepe	543,897	$6,000,000
Funds affiliated with Northern Light Venture Capital(3)	Feng Deng	45,324	$499,992
KPCB Holdings, Inc.(4)	N/A	192,618	$2,124,866

(1)

New Enterprise Associates 13, Limited Partnership beneficially owned more than 5% of our capital stock. Mr. Kolluri, a member of our Board, shares voting and investment power with respect to the shares held by this entity.

(2)

Lightspeed Venture Partners VII, L.P. beneficially owned more than 5% of our capital stock. Mr. Schaepe, a member of our Board, shares voting and investment power with respect to the shares held by this entity.

(3)

Northern Light Venture Capital affiliates holding our securities whose shares are aggregated for purposes of reporting share ownership information include Northern Light Venture Fund, L.P., Northern Light Strategic Fund, L.P., and Northern Light Partners Fund, L.P. Entities affiliated with Northern Light Venture Capital beneficially owned more than 5% of our capital stock. Mr. Deng, a member of our Board, shares voting and investment power with respect to these entities.

(4)	KPCB Holdings, Inc. beneficially owned more than 5% of our capital stock.

Right of First Refusal

Pursuant to certain agreements with our stockholders, we or our assignees have the right to purchase shares of our capital stock, including shares of common stock issued under our 2006 Global Share Plan, which these stockholders propose to sell to other parties. These rights are customary for venture capital-backed companies in our industry and will terminate upon the completion of our initial public offering. In March 2013, in connection with proposed sales by a certain stockholder, we assigned our rights to purchase a total of 20,000 shares of our common stock to an entity affiliated with New Enterprise Associates. New Enterprise Associates 13, Limited Partnership purchased an aggregate of 20,000 shares of our common stock in connection with such assignments. For additional information regarding beneficial ownership of our capital stock as of September 30, 2013, see “Principal Stockholders.”

Transactions with Directors and Their Affiliates

On January 1, 2009, we entered into a consulting agreement with Apogee Venture Group, an entity affiliated with Conway ‘Todd’ Rulon-Miller. The amounts earned by Apogee Venture Group pursuant to the agreement during the years ended December 31, 2010, 2011 and 2012 and during the nine months ended September 30, 2013 were $60,000, $90,000, $90,000 and $45,500, respectively. This agreement was terminated effective August 31, 2013.

Investors Rights Agreement

We entered into an amended and restated investors’ rights agreement with the holders of our convertible preferred stock, including Lightspeed Venture Partners VII, L.P., KPCB Holdings, Inc., Big Basin Partners L.P. and entities affiliated with each of New Enterprise Associates, Northern Light Venture Capital and DAG Ventures which each hold 5% or more of our capital stock or of which certain of our directors are affiliated. This agreement provides, among other things, that the holders of our preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing, subject to certain exceptions. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Employment Arrangements and Indemnification Agreements

We have entered into employment and consulting arrangements with certain of our current and former executive officers. See “Executive Compensation—Executive Employment Arrangements and Change of Control and Severance Agreements.”

We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws in effect upon the completion of this offering require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Severance and Separation Agreements

Our executive officers are entitled to certain severance benefits. See “Executive Compensation—Executive Employment Agreements and Change of Control and Severance Agreements.”

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and four of our non-employee directors. See the sections entitled “Executive Compensation” and “Management—Non-Employee Director Compensation” above.

Policies and Procedures for Related Party Transactions

The audit committee of our Board has the primary responsibility for reviewing and approving transactions with related parties.

Effective upon the completion of this offering, we will have a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our common stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation, or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest, is not permitted to enter into a related party transaction with us without the consent of our audit committee, subject to the exceptions described below. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party’s interest in the transaction. Our audit committee has determined that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a non-executive employee or beneficial owner of less than 5% of that company’s shares, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at September 30, 2013, and as adjusted to reflect the sale of common stock in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 35,929,009 shares of common stock outstanding at September 30, 2013 (including 216,497 unvested shares subject to repurchase), assuming automatic conversion of our convertible preferred stock into common stock. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of September 30, 2013. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Aerohive Networks, Inc., 330 Gibraltar Drive, Sunnyvale, California 94089.

Name of Beneficial Owner	Beneficial Ownership Prior to this Offering		Beneficial Ownership After this Offering
	Number	Percent	Number	Percent
Named Executive Officers and Directors:
David K. Flynn(1)	1,958,344	5.3
Gordon C. Brooks(2)	386,128	1.1
David Greene	—	*
Remo Canessa	—	*
Feng Deng(3)	7,881,382	21.9
Krishna ‘Kittu’ Kolluri(4)	4,673,589	13.0
Changming Liu(5)	1,868,551	5.2
Frank J. Marshall(6)	256,384	*
Paul J. Milbury(7)	84,320	*
Conway ‘Todd’ Rulon-Miller(8)	188,022	*
Christopher J. Schaepe(9)	7,376,825	20.4
All current directors and executive officers as a group (13 persons)(10)	25,345,625	66.6

Other 5% Stockholders:
Entities affiliated with Northern Light Venture Capital(11)	7,881,382	21.9
Entities affiliated with Lightspeed Venture Partners(12)	7,376,825	20.4
Entities affiliated with New Enterprise Associates(13)	4,681,455	13.0
KPCB Holdings, Inc.(14)	3,967,925	11.0
Entities affiliated with DAG Ventures(15)	3,001,172	8.4

*	Represents beneficial ownership of less than one percent (1%).
(1)

Consists of (i) 430,344 shares held by Mr. Flynn; (ii) 800,000 shares held by the David Flynn 2012 Annuity Trust dated December 20, 2012 for which Mr. Flynn serves as trustee; and (iii) 728,000 shares exercisable within 60 days of September 30, 2013, of which 342,833 are fully vested.

(2)

Consists of (i) 60,000 shares held by Mr. Brooks, all of which may be repurchased by us at the original exercise price as of September 30, 2013; and (ii) 326,128 shares exercisable within 60 days of September 30, 2013, none of which are fully vested.

(3)

Consists of the shares listed in footnote (11) below, which are held by entities affiliated with Northern Light Venture Capital. Mr. Deng, one of our directors, shares voting and investment power with respect to the shares held by these entities.

(4)

Consists of the shares listed in footnote (13) below. Mr. Kolluri, one of our directors, has no voting or dispositive power with respect to the shares directly held by NEA Ventures 2011, L.P., listed in footnote (13) below.

(5)

Consists of (i) 96,551 shares held by Mr. Liu; (ii) 1,280,000 shares held the Liu-Wei Trust created March 27, 2000 for which Mr. Liu serves as a trustee; (iii) 400,000 shares held by the Liu/Wei 2012 Irrevocable Descendants’ Trust dated December 19, 2012, for which Mr. Liu’s spouse serves as trustee; and (iv) 92,000 shares exercisable within 60 days of September 30, 2013, of which 69,000 are fully vested.

(6)

Consists of (i) 144,000 shares held by Mr. Marshall, of which 72,000 may be repurchased by us at the original exercise price as of September 30, 2013; and (ii) 112,384 shares held by Big Basin Partners LP, for which Mr. Marshall serves as a General Partner.

(7)

Consists of (i) 21,080 shares held by Mr. Milbury, all of which may be repurchased by us at the original issue price as of September 30, 2013; and (ii) 63,240 shares exercisable within 60 days of September 30, 2013, none of which are fully vested.

(8)

Consists of (i) 148,022 shares held by Mr. Rulon-Miller, of which 4,500 may be repurchased by us at the original exercise price as of September 30, 2013; and (ii) 40,000 shares exercisable within 60 days of September 30, 2013, of which 11,667 are fully vested.

(9)

Consists of the shares listed in footnote (12) below, which are held by entities affiliated with Lightspeed Venture Partners. Mr. Schaepe, one of our directors, shares voting and investment power with respect to the shares held by these entities.

(10)

Consists of (i) 23,240,862 shares beneficially owned by our current executive officers and directors, of which 190,580 may be repurchased by us at the original exercise price as of September 30, 2013; (ii) 1,888,448 shares issuable upon exercise of options exercisable within 60 days of September 30, 2013, of which 548,625 are fully vested; and (iii) 216,315 shares issuable upon the exercise of warrants that are immediately exercisable at an exercise price of $2.768 per share.

(11)

Consists of (i) 5,928,379 shares held by Northern Light Venture Fund, L.P., or NLVF, (ii) 1,302,003 shares held by Northern Light Strategic Fund, L.P., or NLSF; and (iii) 651,000 shares held by Northern Light Partners Fund, L.P., or NLPF. Northern Light Venture Capital, Ltd., or NLVC, is the General Partner of Northern Light Partners, L.P., or NLP, the general partner of each of NLVF, NLSF and NLPF. Feng Deng, one of our directors, Yan Ke and Jeffrey Lee, as the Directors of NLVC, share voting and investment power with respect to the shares held by NLVF, NLSF and NLPF. The address for each of these entities is 2855 Sand Hill Road, Menlo Park, California 94025.

(12)

Consists of (i) 7,160,510 shares held by Lightspeed Venture Partners VII, L.P., or Lightspeed; and (ii) 216,315 issuable upon the exercise of warrants held by Lightspeed that are immediately exercisable at an exercise price of $2.768 per share. Lightspeed General Partner VII, L.P., or Lightspeed GP, is the general partner of Lightspeed and Lightspeed Ultimate General Partner VII, Ltd., or Lightspeed UGP, is the general partner of Lightspeed GP. Barry Eggers, Ravi Mhatre, Peter Nieh, and Christopher Schaepe as the managing directors of Lightspeed UGP share voting and dispositive power with respect to the shares held by Lightspeed. The address for these entities is 2200 Sand Hill Road, Menlo Park, California 94025.

(13)

Consists of (i) 4,673,589 shares held by New Enterprise Associates 13, L.P., or NEA 13; and (ii) 7,866 shares held by NEA Ventures 2011, L.P., or Ven 2011. NEA Partners 13, L.P., or NEA Partners 13, is the sole general partner of NEA 13 and NEA 13 GP, LTD or NEA 13 LTD, is the sole general partner of NEA Partners 13. The individual directors (collectively, the Directors) of NEA 13 LTD are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Patrick J. Kerins, Krishna ‘Kittu’ Kolluri, a member of our Board, David M. Mott, Scott D, Sandell, Ravi Viswanathan and Harry R. Weller.The Directors share voting and dispositive power with regard to the shares directly held by NEA 13. Karen P. Walsh, the general partner of Ven 2011, shares voting and dispositive power with regard to the shares directly held by Ven 2011. The principal business address for these entities affiliated with New Enterprise Associates is 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093.

(14)

Consists of (i) 3,440,186 shares of common stock and warrants to purchase 99,797 shares of common stock beneficially owned by Kleiner Perkins Caufield & Byers XII, LLC, or KPCB XII; (ii) 360,191 shares of common stock and warrants to purchase 10,412 shares of common stock beneficially owned by KPCB XII Founders Fund, LLC, or KPCB XII FF; and (iii) 56,068 shares of common stock and warrants to purchase 1,271 shares of common stock beneficially owned by individuals and entities associated with Kleiner Perkins Caufield & Byers. All shares are held for convenience in the name of “KPCB Holdings, Inc. as nominee,” for the accounts of such individuals and entities who each exercise their own voting and dispositive control over such shares. The managing member of KPCB XII and KPCB XII FF is KPCB XII Associates, LLC, or KPCB XII Associates. Brook H. Byers, L. John Doerr, Joseph Lacob, Raymond J. Lane, Theodore E. Schlein and Russ Siegelman, the managers of KPCB XII Associates, exercise shared voting and dispositive control over the shares directly held by KPCB XII and KPCB XII FF. The principal business address for all entities and individuals affiliated with Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, California 94025.

(15)

Consists of (i) 2,387,521 shares held by DAG Ventures IV-QP, L.P., or DAG IV-QP, (ii) 252,315 shares held by DAG Ventures IV, L.P., or DAG IV, and (iii) 361,336 shares held by DAG Ventures IV-A, LLC, or DAG IV-A. DAG Ventures Management IV, LLC, or DAG IV LLC, serves as the general partner of DAG IV-QP and DAG IV. R. Thomas Goodrich, John J. Cadeddu, Greg Williams, Young J. Chung and Nick Pianim as the managing directors of DAG IV LLC and DAG IV-A share voting and investment power with respect to the shares held by DAG IV-QP, DAG IV and DAG IV-A. The address for these entities is 251 Lytton Avenue, Suite 200, Palo Alto, California 94301.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. This summary does not purport to be complete and is qualified by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and investors’ rights agreement, that are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of                      shares of common stock, $0.001 par value per share, and                      shares of undesignated preferred stock, $0.001 par value per share.

As of September 30, 2013, we had outstanding 35,929,009 shares of common stock (including 216,497 unvested shares subject to repurchase), held by 146 stockholders of record, and no shares of preferred stock, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into common stock effective immediately prior to the completion of this offering.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our Board out of assets legally available. See the section entitled “Dividend Policy.” Upon our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

After the completion of this offering, no shares of preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our Board will have the authority, without further action by the stockholders, to issue from time to time up to                      shares of preferred stock in one or more series. Our Board may designate the rights, preferences, privileges, and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying, deterring, or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Stock Options

As of September 30, 2013, we had outstanding options to purchase 8,001,418 shares of our common stock pursuant to our 2006 Plan with a weighted-average exercise price of $4.84 per share.

Warrants

As of September 30, 2013 we had outstanding warrants to purchase 465,409 shares of our convertible preferred stock. Such warrants shall be exercisable for 470,251 shares of our common stock upon the completion of this offering. In addition, up to an aggregate of 63,455 shares of our convertible preferred stock would be issued pursuant to an outstanding warrant in the event of a draw down of our term loan facility. In the event of such draw down, the convertible preferred stock would be convertible for up to an additional 63,455 shares of our common stock upon the completion of the offering.

Registration Rights

The holders of shares of our convertible preferred stock or their permitted transferees are entitled to certain rights with respect to the registration of certain shares of our capital stock under the Securities Act. These rights are provided under the terms of our investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand registration rights, Form S-3 registration rights and piggyback registration rights. In any registration made pursuant to such rights agreement, all fees, costs, and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate five years following the completion of this offering or, with respect to any particular stockholder, at such time that that stockholder can sell all of its shares during any three month period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights

The holders of an aggregate of 28,936,630 (including 470,251 shares of our common stock, on an as converted basis, issuable upon the exercise of warrants to purchase convertible preferred stock that were outstanding as of September 30, 2013) shares of our common stock, or their permitted transferees, are entitled to demand registration rights. In addition, up to an aggregate of 63,455 shares of our convertible preferred stock would be issued pursuant to an outstanding warrant in the event of a draw down of our term loan facility, and the holder of the shares of our common stock issued upon the conversion of such convertible preferred stock, or their permitted transferees, would be entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of at least 25% of the shares that are entitled to registration rights under the investors’ rights agreement, to register, as soon as practicable, all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement. We are not required to take any action to effect a demand registration earlier than 180 days after the effective date of this offering.

Form S-3 Registration Rights

The holders of an aggregate of 28,936,630 (including 470,251 shares of our common stock, on an as converted basis, issuable upon the exercise of warrants to purchase convertible preferred stock that were outstanding as of September 30, 2013) shares of our common stock or their permitted transferees are also entitled to Form S-3 registration rights. In addition, up to an aggregate of 63,455 shares of our convertible preferred stock would be issued pursuant to an outstanding warrant in the event of a draw down of our term loan facility, and the holder of the shares of our common stock issued upon the conversion of such convertible preferred stock, or their permitted transferees, would be entitled to Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, upon written request from any holders of these shares, we shall use our best efforts to cause such shares to be registered by us if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $3.0 million. However, we shall not be required to effect more than two registrations on Form S-3 in any 12 month period.

Piggyback Registration Rights

The holders of an aggregate of 28,936,630 (including 470,251 shares of our common stock, on an as converted basis, issuable upon the exercise of warrants to purchase convertible preferred stock that were outstanding as of September 30, 2013) shares of our common stock or their permitted transferees are entitled to piggyback registration rights, subject to certain limitations. In addition, up to an aggregate of 63,455 shares of our convertible preferred stock would be issued pursuant to an outstanding warrant in the event of a draw down of our term loan facility, and the holder of the shares of our common stock issued upon the conversion of such convertible preferred stock, or their permitted transferees, would be entitled to piggyback registration rights subject to certain limitations. If we register any of our securities for our own account, the holders of these shares are entitled to include their shares in the registration, subject to certain limitations. However, the underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in the investors’ rights agreement. Also, if we register an offering pursuant to a registration statement filed under the Securities Act that results in gross proceeds to us of at least $30 million, all of the holders’ shares may be excluded from the registration.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock.

As discussed above under “—Preferred Stock,” our Board will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Staggered Board

Our Board is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation provides that no member of our Board may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting.

Our amended and restated certificate of incorporation will provide that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend the amended and restated bylaws or remove directors without holding a meeting of stockholders called in accordance with the amended and restated bylaws.

In addition, our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, the president (in the absence of a chief executive officer), or our Board. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals.

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

Delaware Anti-Takeover Statute.

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by our Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who is an affiliate or associate of the corporation and, together with the affiliates and associates of such person, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (877) 373-6374.

Exchange Listing

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “HIVE.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Upon the completion of this offering, a total of                      shares of common stock will be outstanding, assuming the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the completion of this offering. Of these shares, all                      shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining                     shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up and market stand-off agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

We may issue common shares from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with the exercise of stock options, vesting of restricted stock units and other issuances relating to our employee benefit plans, and as consideration for future acquisitions, investments or other purposes. The number of common shares that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the common shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Lock-Up and Market Stand-Off Agreements

We, all of our directors and officers, and the holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions, as set forth in the section entitled “Underwriting.”

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the IRA and our standard form of option agreement, that certain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

The holders of 28,936,630 (including 470,251 shares of our common stock, on an as converted basis, issuable upon the exercise of warrants to purchase convertible preferred stock that were outstanding as of September 30, 2013) shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act, subject to certain limitations. In addition, up to an aggregate of 63,455 shares of our convertible preferred stock would be issued pursuant to an outstanding warrant in the event of a draw down of our term loan facility, and the holder of the shares of our common stock issued upon the conversion of such convertible preferred stock, or their permitted transferees, would be entitled to various rights with respect to the registration of these shares under the Securities Act, subject to certain limitations. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements on Form S-8

Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our stock option plans. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax or the Medicare contribution tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their common stock through such partnerships. If a partnership (including an entity or an arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership, and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than:

•	an individual citizen or resident of the United States (for tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock and do not intend to do so in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the U.S.) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, we could potentially become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund, or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). A U.S. federal withholding tax of 30% also applies to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity, unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. The withholding provisions described above will generally apply to dividends on our common stock paid on or after July 1, 2014 and with respect to gross proceeds of a sale or other disposition of our common stock on or after January 1, 2017. An intergovernmental agreement between the Untied States and an applicable foreign country may modify the requirements described in this paragraph. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Piper Jaffray & Co.
William Blair & Company, L.L.C.
JMP Securities LLC

Total

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below, unless and until this option is exercised.

The underwriters will have an option to buy up to an additional                 shares from us. They may exercise this option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                 additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and holders of substantially all of our common stock, and securities convertible into or exchangeable for our common stock, have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on the New York Stock Exchange under the symbol “HIVE”. In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            . We have agreed to reimburse the underwriters for certain expenses in an amount up to $            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in such assets, securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany. This offering of our common stock does not constitute an offer to buy or the solicitation or an offer to sell the common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

The shares of our common stock may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act. The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati own an interest representing less than 0.1% of our common stock. Certain legal matters relating to the offering will be passed upon for the underwriters by Cooley LLP, San Francisco, California.

EXPERTS

The consolidated financial statements of Aerohive Networks, Inc. as of December 31, 2011 and 2012, and for each of the three years in the period ended December 31, 2012, included in this Prospectus and Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.aerohive.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

AEROHIVE NETWORKS, INC.

The accompanying financial statements give effect to a 1-for-2.5 reverse split for the common stock and convertible preferred stock of Aerohive Networks, Inc. and subsidiaries (the “Company”) which will take place prior to the effective date of the registration statement. The following report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon completion of the 1-for-2.5 reverse split of the common stock and convertible preferred stock of the Company described in the first paragraph of Note 8 to the financial statements and assuming that from September 6, 2013 to the date of such completion no other material events have occurred that would affect the accompanying financial statements or disclosure therein.

/s/ Deloitte & Touche LLP

San Jose, California

November 15, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Aerohive Networks, Inc.

Sunnyvale, California

We have audited the accompanying consolidated balance sheets of Aerohive Networks, Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aerohive Networks, Inc. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

San Jose, California

September 6, 2013

(except for the first paragraph of Note 8, as to which the date is November     , 2013)

AEROHIVE NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of December 31,		As of September 30, 2013	Pro Forma Stockholders’ Equity as of September 30, 2013
	2011	2012
			(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,540	$29,585	$33,887
Accounts receivable, net of allowance for doubtful accounts of $95, $13 and $13 as of December 31, 2011, 2012 and September 30, 2013	4,644	12,724	12,470
Inventory	5,153	6,848	5,532
Prepaid expenses and other current assets	692	1,463	3,815
Deferred cost of goods sold	237	1,175	1,086

Total current assets	25,266	51,795	56,790
Property and equipment, net	865	2,151	2,584
Goodwill	513	513	513
Intangible assets, net	473	311	189
Other assets	98	103	555

TOTAL ASSETS	$27,215	$54,873	$60,631

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,462	$8,081	$10,611
Accrued liabilities	3,745	4,736	6,909
Long-term debt, current portion	799	—	10,000
Deferred revenue, current portion	2,424	9,204	13,484

Total current liabilities	11,430	22,021	41,004
Long-term debt, non-current	—	10,000	—
Convertible preferred stock warrant liability	1,490	3,352	3,659
Deferred revenue, non-current	1,813	7,500	13,041
Other liabilities	149	445	751

TOTAL LIABILITIES	14,882	43,318	58,455

Commitments and contingencies (Note 7)
STOCKHOLDERS’ EQUITY:
Convertible preferred stock, par value of $0.001 per share, issuable in Series A, B, C, D and E—26,496,358, 28,535,972 and 29,536,358 shares authorized as of December 31, 2011, 2012 and September 30, 2013 (unaudited); 24,664,563, 26,704,174 and 27,861,009 shares issued and outstanding as of December 31, 2011, 2012 and September 30, 2013 (unaudited) shares issued and outstanding as of September 30, 2013, pro forma (unaudited); aggregate liquidation preference of $72,540, $95,040 and $105,735 as of December 31, 2011, 2012 and September 30, 2013, actual (unaudited)	62	67	69	—
Common stock, par value of $0.001 per share—36,400,000, 50,000,000 and 52,800,000 shares authorized as of December 31, 2011, 2012 and September 30, 2013 (unaudited); 5,461,092, 6,161,665 and 7,246,133 shares issued and outstanding as of December 31, 2011, 2012 and September 30, 2013, actual (unaudited); 35,712,512 shares issued and outstanding as of September 30, 2013, pro forma (unaudited)	14	15	18	89
Additional paid-in capital	74,626	98,580	114,629	118,286
Accumulated deficit	(62,369)	(87,107)	(112,540)	(112,540)

Total stockholders’ equity	12,333	11,555	2,176	$5,835

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$27,215	$54,873	$60,631

See notes to consolidated financial statements.

AEROHIVE NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share data)

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Revenue:
Product	$15,607	$31,846	$66,631	$47,326	$70,296
Software subscriptions and service	—	2,110	4,584	3,082	6,567

Total revenue	15,607	33,956	71,215	50,408	76,863
Cost of revenue:
Product	7,125	12,049	24,203	17,201	22,866
Software subscriptions and service	—	1,544	1,797	1,187	2,956

Total cost of revenue	7,125	13,593	26,000	18,388	25,822

Gross profit	8,482	20,363	45,215	32,020	51,041

Operating expenses:
Research and development	5,492	9,595	16,081	11,178	18,941
Sales and marketing	10,835	22,396	42,765	29,657	42,011
General and administrative	1,791	2,953	8,521	5,062	12,673

Total operating expenses	18,118	34,944	67,367	45,897	73,625

Operating loss	(9,636)	(14,581)	(22,152)	(13,877)	(22,584)
Interest income	23	17	10	2	9
Interest expense	(1,265)	(260)	(221)	(111)	(342)
Other income (expense), net	(894)	87	(2,036)	(1,629)	(2,173)

Loss before income taxes	(11,772)	(14,737)	(24,399)	(15,615)	(25,090)
Income tax provision	—	(64)	(339)	(149)	(343)

Net loss and comprehensive loss	$(11,772)	$(14,801)	$(24,738)	$(15,764)	$(25,433)

Net loss per share allocable to common stockholders, basic and diluted	$(2.54)	$(2.87)	$(4.20)	$(2.72)	$(3.80)

Weighted-average shares used in computing net loss per share allocable to common stockholders, basic and diluted	4,633,726	5,153,514	5,884,751	5,797,730	6,697,890

Pro forma net loss per share allocable to common stockholders, basic and diluted (unaudited)			$(0.72)		$(0.68)

Weighted-average shares used in computing pro forma net loss per share allocable to common stockholders, basic and diluted (unaudited)			31,879,158		34,359,807

See notes to consolidated financial statements

AEROHIVE NETWORKS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of January 1, 2010	10,446,985	$26	4,056,204	$10	$25,092	$(35,796)	$(10,668)
Issuance of Series C convertible preferred stock at $2.768 per share, net of issuance costs of $98	8,474,208	21	—	—	23,333	—	23,354
Shares issued upon exercise of options	—	—	75,642	—	17	—	17
Vesting of common stock from early exercised options	—	—	407,776	1	37	—	38
Stock-based compensation	—	—	—	—	193	—	193
Net loss	—	—	—	—	—	(11,772)	(11,772)

Balance as of December 31, 2010	18,921,193	$47	4,539,622	$11	$48,672	$(47,568)	$1,162
Issuance of Series A convertible preferred stock upon exercise of warrants	124,136	—	—	—	397	—	397
Issuance of Series D convertible preferred stock at $4.449 per share, net of issuance costs of $106	5,619,234	15	—	—	24,879	—	24,894
Shares issued upon exercise of options	—	—	271,164	1	133	—	134
Vesting of common stock from early exercised options	—	—	650,306	2	38	—	40
Stock-based compensation	—	—	—	—	507	—	507
Net loss	—	—	—	—	—	(14,801)	(14,801)

Balance as of December 31, 2011	24,664,563	$62	5,461,092	$14	$74,626	$(62,369)	$12,333
Issuance of Series E convertible preferred stock at $11.0315 per share, net of issuance costs of $99	2,039,611	5	—	—	22,396	—	22,401
Shares issued upon exercise of options	—	—	532,015	1	394	—	395
Vesting of common stock from early exercised options	—	—	168,558	—	58	—	58
Stock-based compensation	—	—	—	—	1,106	—	1,106
Net loss	—	—	—	—	—	(24,738)	(24,738)

Balance as of December 31, 2012	26,704,174	$67	6,161,665	$15	$98,580	$(87,107)	$11,555
Issuance of Series E convertible preferred stock at $11.0315 per share, net of issuance costs of $56 (unaudited)	906,494	2	—	—	9,941	—	9,943
Exercise of Series C preferred stock warrants	250,341	—	—	—	692	—	692
Reclassification of Series C preferred stock warrants upon exercise	—	—	—	—	1,755	—	1,755
Shares issued upon exercise of options (unaudited)	—	—	957,203	3	1,024	—	1,027
Vesting of common stock from early exercised options (unaudited)	—	—	127,265	—	132	—	132
Stock-based compensation (unaudited)	—	—	—	—	2,505	—	2,505
Net loss (unaudited)	—	—	—	—	—	(25,433)	(25,433)

Balance as of September 30, 2013 (unaudited)	27,861,009	$69	7,246,133	$18	$114,629	$(112,540)	$2,176

See notes to consolidated financial statements.

AEROHIVE NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,772)	$(14,801)	$(24,738)	$(15,764)	$(25,433)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	301	354	840	572	1,064
Stock-based compensation	193	507	1,106	650	2,505
Amortization and write-off of debt discount and debt issuance cost	900	24	16	16	34
Remeasurement of convertible preferred stock warrant liability	814	(82)	1,862	1,461	2,003
Changes in operating assets and liabilities:
Accounts receivable, net	(1,078)	(2,143)	(8,080)	(5,086)	254
Inventory	(1,109)	(3,611)	(1,695)	559	1,316
Prepaid expenses and other current assets	722	(408)	(1,709)	(1,188)	(571)
Other assets	159	28	(6)	5	(426)
Accounts payable	1,141	3,108	3,144	243	1,212
Accrued liabilities	880	1,741	868	289	1,492
Other liabilities	—	148	296	124	306
Deferred revenue	(1,411)	2,315	12,467	8,036	9,821

Net cash used in operating activities	(10,260)	(12,820)	(15,629)	(10,083)	(6,423)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of a business	—	(1,000)	—	—	—
Purchases of property, equipment and intangible assets	(407)	(696)	(1,488)	(1,078)	(1,751)

Net cash used in investing activities	(407)	(1,696)	(1,488)	(1,078)	(1,751)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of convertible preferred stock	14,881	24,894	22,401	22,401	9,943
Proceeds from exercise of convertible preferred stock warrants	—	90	—	—	692
Proceeds from exercise of vested stock options	17	134	395	336	1,027
Proceeds from early exercise of stock options, net of repurchases	—	—	181	88	814
Proceeds from issuance of debt	—	—	10,000	10,000	—
Repayments of debt	(1,372)	(1,817)	(815)	(815)	—

Net cash provided by financing activities	13,526	23,301	32,162	32,010	12,476

Net increase (decrease) in cash and cash equivalents	2,859	8,785	15,045	20,849	4,302
Cash and cash equivalents—beginning of period	2,896	5,755	14,540	14,540	29,585

Cash and cash equivalents—end of period	$5,755	$14,540	$29,585	$35,389	$33,887

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$4	$6	$18	$18	$411
Cash paid for interest	$375	$193	$197	$96	$337

SUPPLEMENTAL DISCLOSURE OF NON CASH FINANCING AND INVESTING ACTIVITIES:
Purchases of property and equipment included in accounts payable	$41	$60	$535	$12	$160

Reclassification of the convertible preferred stock warrant liability to additional paid-in capital on the exercise of the convertible preferred stock warrants	$—	$307	$—	$—	$1,755

Convertible preferred stock warrants issued in connection with debt financing, net	$33	$—	$—	$—	$—
Vesting of early exercised stock options	$38	$40	$58	$38	$132

Conversion of bridge loan to convertible preferred stock, including interest	$8,473	$—	$—	$—	$—

Deferred offering costs not yet paid	$—	$—	$—	$—	$1,693

See notes to consolidated financial statements.

AEROHIVE NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Business and Summary of Significant Accounting Policies

Organization

Aerohive Networks, Inc., and subsidiaries (the Company), was incorporated in Delaware on March 15, 2006. Aerohive has designed and developed a leading cloud-managed mobile networking platform that enables enterprises to deploy a mobile-centric network edge. The point at which devices access the enterprise network is commonly referred to as the network edge. The Company’s hardware products include intelligent access points, routers and switches. These products are managed by the Company’s Cloud Services Platform, which delivers cloud-managed network management and mobility applications giving end-customers a single, unified and contextual view of the entire network edge.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The accompanying consolidated financial statements include the accounts of Aerohive Networks, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Those estimates and assumptions affect revenue recognition and deferred revenue; determination of fair value of stock-based awards and convertible preferred stock warrant liability; accounting for income taxes, including the valuation reserve on deferred tax assets and uncertain tax positions; and warranty costs. Management evaluates estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates and assumptions, and those differences could be material to the consolidated financial statements.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of September 30, 2013, the consolidated statements of operations and cash flows for the nine months ended September 30, 2012 and 2013 and the consolidated statement of stockholders’ equity for the nine months ended September 30, 2013 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for the fair presentation of the Company’s consolidated balance sheet as of September 30, 2013 and the consolidated statements of operations and cash flows for the nine months ended September 30, 2012 and 2013 and the consolidated statement of stockholders’ equity for the nine months ended September 30, 2013. The financial data and other information disclosed in these notes to the consolidated financial statements related to the nine-month periods are also unaudited. The consolidated results of operations for the nine months ended September 30, 2013 are not necessarily indicative of the results to be expected for the entire year ended December 31, 2013 or for any other future annual or interim period.

Unaudited Pro Forma Consolidated Stockholders’ Equity

The Company is in the process of preparing a registration statement with the Securities and Exchange Commission (SEC) for a proposed initial public offering of its common stock (the IPO). If the contemplated offering is completed, all shares of the Company’s convertible preferred stock would convert into 28,466,379 shares of common stock based on the shares of convertible preferred stock outstanding as of September 30, 2013. In addition, the convertible preferred stock warrants would convert into common stock warrants and the convertible preferred stock warrant liability would be reclassified to additional paid-in capital in stockholders’ equity. Therefore, the unaudited pro forma stockholders’ equity as of September 30, 2013 gives effect to the automatic conversion of all outstanding shares of the Company’s convertible preferred stock into shares of common stock and the reclassification of the convertible preferred stock warrant liability to additional paid-in capital in stockholders’ equity.

Foreign Currency

The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Transactions denominated in currencies other than the functional currency are remeasured at the average exchange rate in effect during the period. At the end of each reporting period, the Company’s subsidiaries’ monetary assets and liabilities are remeasured to the U.S. dollar using exchange rates in effect at the end of the reporting period. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses related to remeasurement are recorded in other income (expense), net in the consolidated statements of operations. Foreign currency exchange losses have not been significant in any period presented. To date, the Company has not undertaken any hedging transactions related to foreign currency exposure.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables. Cash equivalents are maintained in money market funds. One of the money market funds is not insured by the Federal Deposit Insurance Corporation.

The Company sells its products primarily to channel partners, which include value-added resellers (VARs) and value-added distributors (VADs). Accounts receivable are unsecured and represent amounts due based on contractual obligations of the Company’s customers.

Significant customers are those that represent more than 10% of the Company’s total revenue or gross accounts receivable balance at each respective balance sheet date. No individual VAD or VAR constituted more than 10% of the Company’s total revenue for any period presented and one individual VAR constituted more than 10% of the Company’s gross accounts receivable as of December 31, 2011. Additionally, the Company has entered into separate agreements with certain individual VADs that are part of a consolidated group of entities which collectively constitutes greater than 10% the Company’s total revenue or gross accounts receivable balance for certain periods presented as included in the tables below.

The percentages of revenue from a consolidated group of entities collectively totaling greater than 10% of total consolidated revenue were as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(Unaudited)
	(In thousands)
VAD A	*	11.8%	13.8%	13.8%	13.6%

*	Less than 10%

The percentage of receivables from an individual channel partner (VAR A) and a consolidated group of entities (VAD A) totaling greater than 10% of total consolidated accounts receivable were as follows:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
VAD A	14.9%	14.7%	14.7%
VAR A	11.8%	*	*

*	Less than 10%

Fair Value Measurements

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. Accounts receivable and accounts payable and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment. The carrying amount of the Company’s long-term debt approximates its fair value as the stated interest rate approximates market rates currently available to the Company. As of December 31, 2011 and 2012 and September 30, 2013, the Company has not elected the fair value option for any financial assets and liabilities for which such an election would have been permitted.

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level II—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level III—Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

The Company’s financial instruments consist of Level I assets and Level III liabilities. Level I assets include highly liquid money market funds that are included in cash and cash equivalents. Level III liabilities that are measured at fair value on a recurring basis consist solely of the Company’s convertible preferred stock warrant liability. The fair values of the outstanding convertible preferred stock warrants are measured using the Black-Scholes option-pricing model. Inputs used to determine estimated fair value include the estimated fair value of the underlying stock at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends, and the expected volatility of the underlying stock. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash on hand and highly liquid investments in money market funds, including overnight investments. All deposits with financial institutions can be redeemed on demand, even though the underlying money market funds may have remaining maturities of more than three months, accordingly these are considered cash and cash equivalents.

Allowance for Doubtful Accounts

Accounts receivable are recorded at invoiced amounts, net of allowances for doubtful accounts, if applicable, and do not bear interest.

The Company evaluates the collectability of its accounts receivable based on known collection risks and historical experience. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations (e.g., bankruptcy filings or substantial downgrading of credit ratings), the Company records a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company records reserves for bad debts based on the length of time the receivables are past due and the Company’s historical experience of collections and write-offs. If circumstances change, such as higher-than-expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations, the estimate of the recoverability of the amounts due could be reduced by a significant amount.

Allowance for doubtful accounts consists of the following:

	As of December 31,			As of September 30,
	2010	2011	2012	2012	2013
				(Unaudited)
			(In thousands)
Beginning balance	$42	$50	$95	$95	$13
Charged to ( released from) expense	16	44	(75)	(95)	(8)
Write-offs, net of recoveries	(8)	1	(7)	10	8

Ending balance	$50	$95	$13	$10	$13

Inventory

Inventory consists of hardware products and related component parts and is stated at the lower of cost or market, which currently approximates actual cost, on a weighted-average basis. The Company evaluates inventory for excess and obsolete products, based on management’s assessment of future demand and market conditions, and technological obsolescence of its products. Inventory write-downs, once established, are not reversed as they establish a new cost basis for the inventory. Inventory write-downs are included as a component of cost of product revenue in the accompanying consolidated statements of operations.

Inventory consists of the following:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Components, including raw materials	$681	$940	$167
Finished goods	4,472	5,908	5,365

Total inventory	$5,153	$6,848	$5,532

Software Development Costs

The costs to develop the Company’s perpetual license software offerings have not been capitalized because the Company’s current software development process is essentially completed concurrent with the establishment of technological feasibility. As such, all related software development costs are expensed as incurred and included in research and development expenses in the consolidated statements of operations.

Research and development costs incurred during the preliminary project stage related to the Company’s cloud-managed networking platform are expensed as incurred. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable the project will be completed. Total costs related to the Company’s cloud-managed networking platform incurred to date have been insignificant. No software development costs were capitalized during the years ended December 31, 2011 or 2012 or for the nine months ended September 30, 2013.

Property and Equipment, net

Property and equipment, including computer and other equipment, laboratory and research and development equipment, purchased software, office furniture and equipment, and construction in progress, are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Depreciation on property and equipment ranges from two to three years.

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining lease term. The amortization period for the leasehold improvements ranges from two to five years.

Intangible Assets, net

Intangible assets consist of identifiable intangible assets that the Company has acquired. Intangible assets are recorded at fair value, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization expense is included as a component of cost of product revenue in the accompanying consolidated statements of operations.

Goodwill

Goodwill represents the excess purchase consideration of an acquired entity over the fair value of the net tangible and intangible assets acquired.

The Company has determined that it operates as one reporting unit and performs its annual impairment test of goodwill during the fourth quarter of each fiscal year or whenever events or circumstances change that would indicate that goodwill might be impaired. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in the business climate, unanticipated competition, loss of key personnel, significant changes in the manner the Company uses the acquired assets or the strategy for the overall business, significant negative industry or economic trends or significant underperformance relative to historical operations or projected future results of operations.

In conducting the impairment test, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If the qualitative step is not passed, the Company performs a two-step impairment test whereby in the first step, the Company must compare the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying value of the goodwill. Any excess of the goodwill carrying value over the implied fair value is recognized as an impairment loss. No impairment of goodwill was identified during the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2013.

Impairment of Long-Lived Assets

The carrying amounts of long-lived assets, including property and equipment and intangible assets subject to depreciation and amortization, are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than the Company had originally estimated. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over their remaining lives. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the new shorter useful life.

No impairment of any long-lived assets was identified for the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2013.

Convertible Preferred Stock Warrant Liability

The Company accounts for freestanding warrants to purchase shares of convertible preferred stock as liabilities in the consolidated balance sheets at their estimated fair value because the preferred shares underlying the warrants contain anti-dilution provisions that require the Company to increase the number of common shares into which the preferred shares are convertible upon any future down-round financing. At the end of each reporting period, changes in the estimated fair value of the warrants to purchase shares of convertible preferred stock are recorded in other income (expense), net in the consolidated statements of operations. The Company will continue to adjust the convertible preferred stock warrant liability to fair value until the earlier of the exercise or expiration of the warrants, or the completion of a liquidation event, including the completion of the IPO, at which time the warrants will become exercisable for shares of common stock, as a result of which the related liability will be reclassified to additional paid-in capital in stockholders’ equity. Refer to Note 2 for a summary of amounts recognized in other income (expense), net as a result of changes in the estimated fair value for each period presented.

Revenue Recognition

The Company derives revenue from two sources: (i) product, which includes hardware and software revenue, and (ii) software subscriptions and service, which includes post-contract customer support, or PCS, and software delivered as a service, or SAAS. Revenue is recognized when all of the following criteria are met.

Persuasive Evidence of an Arrangement Exists.    Evidence of an arrangement generally consists of a purchase order issued pursuant to the terms and conditions of a VAD and VAR reseller agreement or, in limited cases, an end-customer agreement.

Delivery or Performance has Occurred.    The Company uses shipping and related documents and VAD sell-through reports to verify delivery or performance. The Company does not recognize product revenue until transfer of title and risk of loss, which generally is upon shipment to VARs or end-customers.

The Sales Price is Fixed or Determinable.    The Company assesses whether the sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment.

Collection is Reasonably Assured.    The Company assesses probability of collection on a channel partner-by-channel partner basis. The Company subjects its channel partners to a credit review process that evaluates their financial condition and ability to pay for the Company’s products and services. If the Company concludes that collection is not reasonably assured, the Company does not recognize revenue until cash is received.

The Company’s product revenue consists of revenue from the sale of the Company’s hardware products (which each contain embedded software related to its proprietary operating system) and HiveManager network management software which is considered essential to the functionality of the Company’s hardware products. Therefore, the Company’s hardware appliances together with related HiveManager software are considered non-software elements and are not subject to the industry-specific software revenue recognition guidance.

The Company’s software subscriptions and service revenue consists of revenue from SAAS and PCS arrangements. SAAS arrangements with customers do not provide the right to take possession of the software at any time during the hosting period, have a defined contract term, and are recognized ratably over the contract term beginning on the provisioning date of the contract, which is typically one, three or five years. The Company has determined that hardware sold with SAAS arrangements have stand-alone value and therefore has concluded that the hardware represents a separate unit of accounting that is recognized as revenue upon shipment assuming all other revenue recognition criteria is met. PCS arrangements include software updates, access to technical support personnel, and expedited replacement of defective hardware products. Revenue for PCS services is recognized on a straight-line basis over the service contract term, which is typically one, three or five years.

The Company operates a multiple tier channel distribution model that includes VADs, VARs and direct sales to end-customers. For sales to VARs and end-customers, the Company recognizes product revenue upon transfer of title and risk of loss, which is generally upon shipment. It is the Company’s practice to identify an end-customer prior to shipment to a VAR. Substantially all of the Company’s sales outside of North America are made through VADs under agreements allowing for stocking of the Company’s products in their inventory, price protection or rebates, and limited rights of return for stock rotation. Product revenue on sales made through these VADs is initially deferred and revenue is recognized upon sell-through as reported by the VADs to the Company.

Most of the Company’s arrangements, other than stand-alone renewals of SAAS and PCS arrangements, are multiple-element arrangements with a combination of product and service (as defined above). The Company allocates arrangement consideration in multiple-element revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes (i) vendor-specific objective evidence (VSOE) of selling price, if available; (ii) third-party evidence (TPE) of selling price, if VSOE is not available; and (iii) best estimate of selling price (BESP), if neither VSOE nor TPE is available.

VSOE—The Company determines VSOE based on its historical pricing and discounting practices for the specific products and services when sold separately. In determining VSOE, the Company requires that a substantial majority of the stand-alone selling prices fall within a reasonably narrow pricing range. The Company established VSOE for all sales of PCS sold through the VAD channel as our pricing is sufficiently concentrated (based on an analysis of separate sales of PCS) to conclude that we can demonstrate VSOE of selling price of PCS.

TPE—When VSOE cannot be established for deliverables in multiple-element arrangements, the Company applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for interchangeable products or services when sold separately to similarly situated customers. However, because the Company’s products contain a significant element of proprietary technology and the Company’s solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained.

BESP—When the Company is unable to establish selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold regularly on a stand-alone basis. As the Company has not been able to establish VSOE or TPE for its products and some of its services, the Company determines BESP for the purposes of allocating the arrangement, primarily based on historical transaction pricing. Historical transactions are segregated based on the Company’s pricing model and go-to-market strategy, which include factors such as type of sales channel (VAR, VAD or end-customer), the geographies in which the Company’s products and services were sold (domestic or international) and offering type (product series, software subscriptions and level of support for PCS). The determination of BESP is made through consultation with and approval by management.

The Company makes certain estimates and maintains allowances for sales returns and other programs based on its historical experience. To date, these estimates have not been significant.

Shipping charges billed to channel partners are included in product revenue and the related shipping costs are included in cost of product revenue.

Deferred Costs of Goods Sold

When the Company’s products have been delivered, but the product revenue associated with the arrangement has been deferred as a result of not meeting the revenue recognition criteria (see “Revenue Recognition” above), the related product costs are also deferred.

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, consulting and accounting fees relating to the IPO, are capitalized. The deferred offering costs will be offset against the IPO proceeds upon the consummation of the offering. In the event the IPO is terminated, deferred offering costs will be expensed. No amounts were deferred as of December 31, 2011 and 2012. As of September 30, 2013, the accrued deferred offering costs are $1.7 million.

Warranty Liability

The Company maintains a warranty accrual for estimated future warranty obligations based on unit volumes by hardware product family together with anticipated future warranty costs. The Company’s access points and branch routers are generally covered by a limited lifetime warranty, and other hardware products are generally covered for a period of one year. The following table summarizes the activity related to the Company’s accrued liability for estimated future warranty:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Beginning balance	$1	$248	$707
Charges to operations	404	731	373
Utilization	(157)	(272)	(135)

Total product warranties	$248	$707	$945

Current portion	$99	$277	$255

Non-current portion	$149	$430	$690

Advertising Costs

Advertising costs are charged to sales and marketing expenses as incurred in the consolidated statements of operations. Advertising expense during the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013 was $30,000, $0.1 million, $1.7 million, $1.4 million and $0.3 million, respectively.

Research and Development Expenses

Research and development expenditures are charged to operations as incurred and consist primarily of personnel costs (including compensation costs and stock-based compensation), outside services, expensed materials, depreciation and an allocation of overhead expenses (including facilities and information technology infrastructure costs). Software development costs incurred prior to the establishment of technological feasibility such as product certification, travel, depreciation and recruiting, are included in research and development expenses and are expensed as incurred.

401(k) Plan

The Company sponsors a retirement savings and investment plan that is intended to qualify under Section 401(k) of the Internal Revenue Code (the 401(k) Plan) covering all of the Company’s employees. An employee may elect the Company to defer, in the form of contributions to the 401(k) Plan on his or her behalf, up to 90% of the total compensation that would otherwise be paid to the employee, not to exceed statutory limits. The Company does not currently match employee contributions to the 401(k) Plan.

Comprehensive Income (Loss)

The Company has had no comprehensive income (loss) other than its net loss. Thus, comprehensive income (loss) is the same as the net loss for all periods presented.

Income Taxes

The Company accounts for income taxes under an asset and liability approach for deferred income taxes, which require recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements, but have not been reflected in taxable income. Estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred income tax assets, which arise from temporary differences and carryforwards. Deferred income tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company regularly assesses the likelihood that deferred income tax assets will be realized based on historical levels of taxable income, projections for future taxable income, and tax planning strategies. To the extent that the Company believes any amounts are not more likely than not to be realized, the Company records a valuation allowance to reduce the deferred income tax assets. The Company regularly assesses the need for a valuation allowance on its deferred tax assets, and to the extent that the Company determines that an adjustment is needed, such adjustment will be recorded in the period that the determination is made.

The Company regularly reviews its tax positions and benefits to be realized. The Company recognizes tax liabilities based upon estimates of whether, and the extent to which, additional taxes will be due when such estimates are more likely than not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company recognizes interest and penalties related to income tax matters as income tax expense in the accompanying consolidated statements of operations.

Recent Accounting Pronouncements Adopted

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820)—Fair Value Measurements and Disclosures, to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, and the activity in Level III fair value measurements. The Company adopted ASU No. 2010-06 on January 1, 2011, and the adoption did not have a material impact on the consolidated financial statements, but did have a significant impact on the consolidated financial statement presentation.

In May 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income, which changed the requirement for presenting “Comprehensive Income” in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company adopted ASU No. 2011-05 on January 1, 2012. As the Company has had no comprehensive income (loss) items other than net loss, the adoption of ASU No. 2011-05 did not have a significant impact on the consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In July 2012, the FASB issued ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (Topic 350)—Testing Indefinite-Lived Intangible Assets for Impairment. The objective of ASU No. 2012-02 is to simplify how entities test indefinite-lived intangible assets for impairment. ASU No. 2012-02 permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. If an indefinite-lived asset has qualitative factors that indicate impairment, the entity would then be required to perform the quantitative impairment test. An entity can choose to perform the qualitative assessment on none, some, or all of its indefinite-lived intangible assets. Moreover, an entity can bypass the qualitative assessment and perform the quantitative impairment test for any indefinite-lived intangible asset in any period. The revised standard is effective for annual and interim indefinite-lived impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted in certain circumstances. The adoption of this guidance is not expected to have a material impact on the consolidated financial statements as the Company does not have a significant balance of indefinite-lived intangible assets.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This update requires entities to disclose items reclassified out of accumulated other comprehensive income and into net income in a single location within the financial statements. This new guidance is effective for the Company beginning January 1, 2014, with early adoption permitted. The adoption of ASU 2013-02 will not have a significant impact on the Company’s consolidated financial position or results of operations.

2. Fair Value Measurements

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2011, 2012 and September 30, 2013, by level within the fair value hierarchy, are as follows:

	As of December 31, 2011
	Level I	Level II	Level III	Total
		(In thousands)
Financial Assets
Money market funds	$250	$—	$—	$250

Financial Liability
Convertible preferred stock warrant liability	$—	$—	$1,490	$1,490

	As of December 31, 2012
	Level I	Level II	Level III	Total
		(In thousands)
Financial Assets
Money market funds	$19,025	$—	$—	$19,025

Financial Liability
Convertible preferred stock warrant liability	$—	$—	$3,352	$3,352

	As of September 30, 2013
	Level I	Level II	Level III	Total
		(In thousands)
Financial Assets
Money market funds	$2,236	$—	$—	$2,236

Financial Liability
Convertible preferred stock warrant liability	$—	$—	$3,659	$3,659

Refer to Note 10 for additional quantitative information regarding convertible preferred stock warrants. A summary of changes in the fair value of the Company’s Level III financial liability related to convertible preferred stock warrants as of December 31, 2010, 2011, 2012 and September 30, 2013 is as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(Unaudited)
			(In thousands)
Fair value, beginning of period	$1,032	$1,879	$1,490	$1,490	$3,352
Issuance of preferred stock warrants	33	—	—	—	59
Exercise of convertible preferred stock warrants	—	(307)	—	—	(1,755)
Change in fair value of Level III liabilities, included in other income (expense), net	814	(82)	1,862	1,461	2,003

Fair value, end of period	$1,879	$1,490	$3,352	$2,951	$3,659

3. Consolidated Balance Sheet Components

Property and Equipment, net

Property and equipment, net consists of the following:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
		(In thousands)
Computer and other equipment	$691	$1,242	$1,809
Manufacturing, research and development laboratory equipment	1,135	1,806	2,390
Purchased software	189	501	577
Office furniture and equipment	136	308	491
Leasehold improvements	—	—	152
Construction in progress	—	257	70

Property and equipment, gross	2,151	4,114	5,489
Less: Accumulated depreciation and amortization	(1,286)	(1,963)	(2,905)

Property and equipment, net	$865	$2,151	$2,584

Depreciation and amortization expense totaled $0.3 million, $0.4 million and $0.7 million for the years ended December 31, 2010, 2011 and 2012 and $0.4 million and $0.9 million for the nine months ended September 30, 2012 and 2013.

Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Accrued compensation	$2,542	$3,141	$4,048
Accrued expenses and other liabilities	1,078	1,170	1,781
Warranty liability, current portion	99	277	255
Common stock subject to repurchase	26	148	825

Total accrued liabilities	$3,745	$4,736	$6,909

Deferred Revenue

Deferred revenue consists of the following:

	As of December 31,		As of September 30,
	2011	2012	2013
			(Unaudited)
	(In thousands)
Products	$333	$3,788	$3,990
Software subscriptions and service	3,904	12,916	22,535

Total deferred revenue	4,237	16,704	26,525

Less: current portion of deferred revenue	2,424	9,204	13,484

Non-current portion of deferred revenue	$1,813	$7,500	$13,041

4. Acquisition

In January 2011, pursuant to a purchase agreement, the Company completed the acquisition (the Acquisition) of certain assets of Pareto Networks, Inc., a cloud solution provider (Pareto). The Company acquired the rights to Pareto’s in-process research and development assets (IPRD) and an organized workforce having the necessary skills and experience to provide the necessary processes in order to integrate Pareto’s operations into the Company’s operations and further continue development of the IPRD. Accordingly, the Acquisition was accounted for under the acquisition method of accounting for a business as defined in ASC 805 Business Combinations.

The total purchase consideration was $1.0 million in cash, of which $0.5 million was allocated to IPRD and $0.5 million was recorded as goodwill. Acquisition-related transaction costs were not significant. The fair value of IPRD was determined using the relief-from-royalty method. The Company completed the development of IPRD in December 2011.

The following unaudited pro forma condensed financial information includes the results of the Company and the acquired company as if the acquisition had occurred as of January 1, 2010. The pro forma information presented does not purport to present what the actual results would have been had the acquisition actually occurred on January 1, 2010, nor is the information intended to project results for any future period. From the acquisition date through December 31, 2011, revenue and net loss from the acquired company was insignificant.

Year Ended December 31, 2010

(Unaudited)
(In thousands, except per share data)
Pro forma revenue	$15,643
Pro forma net loss	(16,514)
Pro forma net loss per share	(3.56)

5. Intangible Assets

The gross carrying amount and accumulated amortization of the Company’s intangible assets are as follows:

As of December 31, 2011	Amortization Period	Gross Value	Accumulated Amortization	Net Carrying Value
		(In thousands)
Acquisition-related developed technology	36 months	$487	$(14)	$473

As of December 31, 2012
Acquisition-related developed technology	36 months	$487	$(176)	$311

As of September 30, 2013 (Unaudited)
Acquisition-related developed technology	36 months	$487	$(298)	$189

Amortization expense for the years ended December 31, 2011 and 2012, and the nine months ended September 30 2012 and 2013 was $14,000, $0.2 million, $0.1 million and $0.1 million, and is included as a component of cost of revenue in the accompanying consolidated statements of operations.

As of December 31, 2012, estimated amortization expense related to intangible assets in future periods is as follows:

Years Ending December 31,	Estimated Amortization Expense
(In thousands)
2013	$162
2014	149

Total	$311

6. Debt

Loan and Security Agreement

In March 2008, the Company entered into a loan and security agreement with a financial institution permitting borrowings of up to $4.0 million. The agreement was amended in October 2009 to extend the draw down period and increase the annual interest rate to 11% for the first five months following the amended agreement and 10.5% for the remainder of the term. The Company drew down all $4.0 million under the loan and security agreement during the year ended December 31, 2009. The loan matured on May 31, 2012. The Company repaid the loan during the year ended December 31, 2012.

Note and Warrant Purchase Agreement

In June 2009, the Company entered into a note and warrant purchase agreement with its current investors and issued convertible promissory notes amounting to $8.0 million. In connection with the Company’s Series C convertible preferred stock financing in March 2010, the outstanding principal and accrued interest of $8.5 million converted into 3,054,158 shares of Series C convertible preferred stock.

Financing Agreements

In June 2012, the Company entered into a revolving credit facility with Silicon Valley Bank (the revolving credit facility) for a principal amount of up to $10.0 million, with a sublimit of $3.0 million for borrowings guaranteed by the Export-Import Bank of the United States. The revolving credit facility is collateralized by substantially all of the Company’s assets, other than intellectual property. The revolving credit facility bears monthly interest at a floating rate equal to the greater of (i) 4.00% or (ii) prime rate plus 0.75%. The revolving loans expire on June 30, 2014, when all outstanding amounts must be repaid. In June 2012, the Company drew $10.0 million under this credit facility, which remains outstanding as of September 30, 2013.

In August 2013, the Company entered into a term loan credit facility with TriplePoint Capital LLC (the term loan credit facility) that allows the Company, subject to certain funding conditions including compliance with certain covenants, the absence of certain events or conditions that could be deemed to have a material adverse effect on our business, to borrow term loans in an aggregate principal amount of up to $20.0 million. The Company may request draws under the term loan credit facility within a fifteen months period from the agreement execution date. The draw period is subject to extension under the terms of the term loan credit facility.

The term loan credit facility is collateralized by substantially all of the Company’s property, other than the Company’s intellectual property. For each draw under the term loan credit facility, the Company may choose one of four options: (1) a 24-month, interest-only loan bearing interest at the greater of prime rate or 3.25%, plus a margin of 6.5%, along with a final payment that will vary from 4.5% to 7.25% depending on the portion of the credit facility utilized; (2) a 48-month loan that is interest-only for 24 months and fully amortizes in 24 equal payments thereafter, and which bears interest at the greater of prime rate or 3.25%, plus a margin of 7.5%, along with a final payment that will vary from 6.75% to 9.25% depending on the portion of the credit facility utilized; (3) a 36-month, interest-only loan bearing interest at the greater of prime rate or 3.25%, plus a margin of 8.25%, along with a final payment that will vary from 8.5% to 10.25% depending on the amount of portion of the credit facility utilized; or (4) a 48-month, interest-only loan bearing interest at the greater of prime rate or 3.25%, plus a margin of 8.75%, along with a final payment that will vary from 10% to 12% depending on the amount of portion of the credit facility utilized. Under certain circumstances, the Company’s interest rate may be reduced or increased by 0.5% on January 1, 2015. The Company may prepay loans under this term loan credit facility in whole at any time but may be subject to early repayment fees.

The Company will use loans drawn under our revolving and term loan credit facilities for working capital and general corporate purposes. Both credit facilities contain customary negative covenants which limit the Company’s ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets and merge or consolidate. The

Company’s revolving credit facility also requires the Company to maintain a liquidity ratio of not less than 1.25 to 1.00. Both credit facilities contain customary affirmative covenants, including requirements to, among other things, deliver audited financial statements. Both credit facilities contain customary events of default, subject to customary cure periods for certain defaults, that include, among other things, non-payment defaults, covenant defaults, material judgment defaults, bankruptcy and insolvency defaults, cross-defaults to certain other material indebtedness, inaccuracy of representation and warranties. The Company’s revolving credit facility includes a default upon the occurrence of a material adverse change to our business. Upon an event of default, the lenders may declare all or a portion of the outstanding obligations payable by the Company to be immediately due and payable and exercise other rights and remedies provided for under the credit facilities. During the existence of an event of default, interest on the obligations under the credit facilities could be increased by 5.0%. The Company was in compliance with all covenants under the agreement as of December 31, 2012 and September 30, 2013.

7. Commitments and Contingencies

Lease Commitments

The Company leases its main office facility in Sunnyvale, California, expiring in November 2013, a second facility in China expiring in August 2013, and a third facility in the United Kingdom, expiring in May 2017. Rent expense is recorded on a straight-line basis over the term of the leases. Future minimum lease payment by year under operating leases as of December 31, 2012 is as follows:

(In thousands)
2013	$701
2014	105
2015	105
2016	105
2017	35

Total	$1,051

Rent expense was $0.2 million, $0.5 million and $0.9 million for the years ended December 31, 2010, 2011 and 2012 and $0.7 million and $1.2 million for the nine months ended September 30, 2012 and 2013, respectively.

Subsequent to December 31, 2012, the Company entered into numerous lease agreements, for which the related annual lease payments are not reflected above. As a result, the future minimum lease payments in the years ended December 31, 2013, 2014, 2015 and 2016 will increase by $0.4 million, $1.7 million, $1.7 million and $0.9 million, respectively.

Manufacturing Commitments

The Company subcontracts with manufacturing companies to manufacture its hardware products. The contract manufacturers procure components based on the orders placed by the Company. In the case when the Company cancels all or part of the orders, the Company is still liable to the contract manufacturers for the cost of the components purchased by the subcontractors for the product orders placed.

As of December 31, 2012 and September 30, 2013, the Company had manufacturing commitments with contract manufacturers for inventory totaling approximately $8.1 million and $9.9 million, respectively.

Contingencies

The Company may be subject to legal proceedings and litigation arising in the ordinary course of business. The Company will record a liability when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. The Company expects to periodically evaluate developments in its legal matters that could affect the amount of liability that it has previously accrued, if any, and make adjustments as appropriate. Significant judgment is required to determine both likelihood of there being, and the estimated amount of, a loss related to such matters, and the Company’s judgment may be incorrect. The outcome of any proceeding is not determinable in advance. Until the final resolution of any such matters that the Company may be required to accrue for, there may be an exposure to loss in excess of the amount accrued and such amounts could be significant.

The Company is currently in separate litigations with AirTight Networks and Linex Technologies, each of which alleges that the Company infringes certain patents.

AirTight Networks, or AirTight, has alleged that the Company’s products infringe U.S. Patent #7,339,914, or the ‘914 Patent. On January 23, 2013, in light of AirTight’s allegations, the Company filed in the U.S. District Court, Northern District of California, a Complaint for Declaratory Judgment against AirTight asserting that the Company’s products do not infringe the ‘914 Patent and that the ‘914 Patent is, in any case, invalid and not enforceable. AirTight filed a separate action asserting infringement of the ‘914 Patent by some or all of the Company’s products, which has been related to the Company’s initial action for declaratory judgment. Both of the related court actions are currently stayed, based on the existence of a petition the Company separately filed with the U.S. Patent and Trademark Office, or PTO, to initiate a re-examination of the ‘914 Patent, or the AirTight Re-Examination Petition. The PTO has recently allowed the claims of the ‘914 Patent. As a result, AirTight has requested that the stay of the two related claims be lifted.

Linex Technologies, or Linex, filed on March 19, 2013 a Complaint in the U.S. District Court, Southern District of Florida asserting that some or all of the Company’s products infringe U.S. Patents #6,493,377, or the ‘377 Patent, and #7,167,503, or the ’503 Patent. The Company filed an answer and counterclaims for declaratory judgment against Linex asserting that the Company’s products do not infringe the ‘377 and ‘503 Patents, and that the ‘377 and ‘503 Patents are, in any case, invalid and not enforceable. The Company separately filed with the PTO petitions to initiate reexamination of the ‘377 and ‘503 Patents. The PTO granted our petitions for reexamination. In an initial office action, the PTO found all claims subject to reexamination to be invalid. This case is stayed pending the reexamination.

The Company intends to defend these two lawsuits vigorously. Given the early stage of both actions, the Company is not able to predict or estimate any range of reasonably possible loss related to these two lawsuits. If these matters have an adverse outcome, they may have an impact on the Company’s financial position, results of operations or cash flows.

In addition, the Company had been in negotiations with a former employee related to a pending claim that the employee was denied the economic benefit of certain vested stock options, which benefit the employee claims the Company confirmed with the employee in an employment separation agreement in 2011. In connection with the settlement efforts, the Company agreed to the former employee’s proposed cash settlement. The employee subsequently withdrew from the proposed cash settlement.

The Company accrued the proposed cash settlement amount in general and administrative expenses during the nine months ended September 30, 2013. The proposed settlement amount was not material to the Company’s consolidated financial statements.

In the fourth quarter of fiscal year 2013, the Company settled the pending claim with the former employee. As part of the settlement, the Company has provided the former employee with an option to purchase 80,232 fully vested shares of the Company’s common stock with an exercise price of $11.05 per share, which the former employee may exercise over a three-year period. The incremental expense associated with this settlement was not material to financial statements of the Company.

Guarantees

The Company has entered into agreements with some of its customers that contain indemnification provisions in the event of claims alleging that the Company’s products infringe the intellectual property rights of a third party. The Company has at its option and expense the ability to repair any infringement, replace product with a non-infringing equivalent-in-function product, or refund the customers the total product price. Other guarantees or indemnification arrangements include guarantees of product and service performance. The Company has not recorded a liability related to these indemnification and guarantee provisions and the Company’s guarantees and indemnification arrangements have not had any impact on the consolidated financial statements to date.

8. Common Stock Reserved for Issuance

Reverse Stock Split—On September 17, 2013, management recommended and the Board preliminarily determined to effect a 1-for-2.5 reverse stock split of its common stock and convertible preferred stock (collectively referred to as “Capital Stock”) to take effect prior to the effective date of a planned registration statement on Form S-1, such action to be subject to shareholder approval. On the effective date of the reverse stock split, (i) each 2.5 shares of outstanding Capital Stock will be reduced to 1 share of Capital Stock; (ii) the number of shares of Capital Stock into which each outstanding warrant or option to purchase Capital Stock is exercisable will be proportionately reduced on a 2.5-to-1 basis; (iii) the exercise price of each outstanding warrant or option to purchase Capital Stock will be proportionately increased on a 2.5-to-1 basis; and (iv) each 2.5 shares of authorized Capital Stock will be reduced to 1 share of Capital Stock. All of the share and per share amounts have been adjusted, on a retroactive basis, to reflect this planned 2.5-for-1 reverse stock split.

The Company is authorized to issue up to 36,400,000, 50,000,000 and 52,800,000 shares of common stock as of December 31, 2011, 2012 and September 30, 2013 at par value of $0.001 per share. As of December 31, 2011, 2012 and September 30, 2013, the Company had reserved shares of common stock, on an as-if converted basis, for issuance as follows:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
Reserved under 2006 global share plan	172,550	1,227,658	149,008
Options issued and outstanding	4,261,801	6,497,060	8,001,418
Common stock subject to repurchase	103,956	126,646	216,497
Conversion of Series A convertible preferred stock	5,641,372	5,641,372	5,641,372
Conversion of Series B convertible preferred stock	5,535,119	5,535,119	5,535,119
Conversion of Series C convertible preferred stock	8,474,208	8,474,208	8,724,549
Conversion of Series D convertible preferred stock	5,619,234	5,619,234	5,619,234
Conversion of Series E convertible preferred stock	—	2,039,611	2,946,105
Series A convertible preferred stock warrants outstanding	41,379	41,379	41,379
Series B convertible preferred stock warrants outstanding	44,280	44,280	44,280
Series C convertible preferred stock warrants outstanding	607,739	607,739	357,398
Series E convertible preferred stock warrants outstanding	—	—	27,194

Total	30,501,638	35,854,306	37,303,553

9. Convertible Preferred Stock

The Company’s convertible preferred stock as of December 31, 2011 and 2012 and September 30, 2013 consists of the following:

	As of December 31, 2011
Convertible Preferred Stock:	Shares Authorized	Shares Issued and Outstanding	Net Proceeds	Aggregate Liquidation Preference
			($ In thousands)
Series A	5,682,758	5,641,372	$4,027	$4,090
Series B	5,028,396	4,929,749	19,877	20,000
Series C	10,165,964	8,474,208	23,354	23,450
Series D	5,619,240	5,619,234	24,894	25,000

Total convertible preferred stock	26,496,358	24,664,563	$72,152	$72,540

	As of December 31, 2012
Convertible Preferred Stock:	Shares Authorized	Shares Issued and Outstanding	Net Proceeds	Aggregate Liquidation Preference
			($ In thousands)
Series A	5,682,758	5,641,372	$4,027	$4,090
Series B	5,028,396	4,929,749	19,877	20,000
Series C	10,165,964	8,474,208	23,354	23,450
Series D	5,619,240	5,619,234	24,894	25,000
Series E	2,039,614	2,039,611	22,401	22,500

Total convertible preferred stock	28,535,972	26,704,174	$94,553	$95,040

	As of September 30, 2013
Convertible Preferred Stock:	Shares Authorized	Shares Issued and Outstanding	Net Proceeds	Aggregate Liquidation Preference
	(Unaudited)
			($ In thousands)
Series A	5,682,758	5,641,372	$4,027	$4,090
Series B	5,028,396	4,929,749	19,877	20,000
Series C	10,165,964	8,724,549	24,047	24,145
Series D	5,619,240	5,619,234	24,894	25,000
Series E	3,040,000	2,946,105	32,403	32,500

Total convertible preferred stock	29,536,358	27,861,009	$105,248	$105,735

The holders of convertible preferred stock have various rights, preferences and privileges as follows:

Redemption—The convertible preferred stock is not redeemable.

Dividends—The convertible preferred stockholders are entitled to receive dividends at a rate of $0.0575 per share of Series A per annum, $0.3245 per share of Series B per annum, $0.2225 per share of Series C per annum, $0.3550 per share of Series D per annum and $0.8825 per share of Series E per annum (adjusted to reflect stock splits, stock dividends, and recapitalizations). Such dividends are payable out of funds legally available and are payable only when and if declared by the board of directors and are noncumulative. No dividends are payable on the common stock during any fiscal year until the Series A, B, C, D and E convertible preferred stockholders have received their dividend preference for that fiscal year. Any additional dividends declared shall be distributed among the holders of preferred stock and common stock, assuming conversion of all convertible preferred stock into common stock. No dividends have been declared to date.

Liquidation Preference—In the event of any liquidation or winding up of the Company, the holders of the Series A, Series B, Series C, Series D and Series E convertible preferred stock are entitled to receive a liquidation preference of $0.73, $4.057, $2.768, $4.449 and $11.0315 per share, plus all declared but unpaid dividends over holders of all common stock. If surplus funds remain after preferential payments are made to all convertible preferred stockholders as above, the remaining assets of the Company shall be distributed among the holders of the Series A convertible preferred stock and the common stock pro rata based on the number of shares of common stock held by each assuming conversion of all convertible preferred shares.

Any acquisition of the corporation by means of merger or other form of corporate reorganization in which the outstanding shares of the corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary

(other than a reincorporation transaction) or a sale of all or substantially all of the assets of the Company shall be treated as a liquidation, dissolution, or winding-up of the corporation and shall entitle the holders of convertible preferred stock and common stock to receive at the closing in cash, securities, or other property amounts as specified in above.

Conversion—The holders of the Series A, Series B, Series C, Series D and Series E convertible preferred stock have the right to convert the convertible preferred stock, at any time, into shares of common stock. The conversion rate for Series A, Series C, Series D and Series E convertible preferred stock is on a 1:1 basis and for Series B convertible preferred stock is on 1:1.1228 basis, subject to adjustment for common stock dividends, combinations, or splits and subsequent issues of common or convertible preferred stock.

Automatic Conversion—The convertible preferred stock shall be automatically converted into common stock at the then-effective conversion price (i) upon the closing of an underwritten public offering of shares of common stock of the Company with aggregate gross proceeds of at least $30.0 million, (ii) with respect to the conversion of shares of Series A convertible preferred stock only, upon the date specified by written consent or agreement of the holders of at least 70% of the then-outstanding shares of Series A convertible preferred stock (voting separately as a class), (iii) with respect to the conversion of shares of Series B convertible preferred stock only, upon the date specified by written consent or agreement of the holders of at least 75% of the then-outstanding shares of Series B convertible preferred stock (voting separately as a class), (iv) with respect to the conversion of shares of Series C convertible preferred stock only, upon the date specified by written consent or agreement of the holders of a majority of the then-outstanding shares of Series C convertible preferred stock (voting separately as a class), (v) with respect to the conversion of the Series D Preferred Stock only, upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series D convertible preferred stock (voting separately as a class) and (vi) with respect to the conversion of the Series E convertible preferred stock only, upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series E convertible preferred stock.

Conversion Price Adjustments—The conversion price per share of the Series A, B, C, D and E convertible preferred stock will be reduced if the Company issues any additional stock without consideration or for consideration per share less than the Series A, B, C, D and E convertible preferred stock conversion price in effect for that series.

Voting Rights—Each share of convertible preferred stock has a number of votes equal to the number of shares of common stock into which it is convertible. The holders of Series A convertible preferred stock, voting together as a single class on an as-if-converted basis, have the right to elect two directors. The holders of Series D convertible preferred stock, voting as a single class, have the right to elect one director. The holders of the common stock, voting together as a single class, have the right to elect two directors. The majority investor of the Series B convertible preferred stock has the ability to elect one at-large director. The holders of the common stock and convertible preferred stock, voting together on an as-if-converted basis, elect the remaining at-large directors.

10. Warrants

Series A

In March 2007, in connection with the Series A convertible preferred stock financing, the Company issued warrants to purchase 41,379 shares of its Series A convertible preferred stock.

Series B

In March 2008, in connection with a loan and security agreement, the Company issued warrants to purchase 39,438 shares of its Series B convertible preferred stock. In October 2009, the Company amended the loan and security agreement and issued to the lender additional warrants to purchase 29,603 shares of Series B convertible preferred stock. In March 2010, in connection with the Series C convertible preferred stock financing, warrants to purchase 29,603 shares of Series B convertible preferred stock were converted into warrants to purchase shares of Series C convertible preferred stock.

Series C

In March 2010, in connection with the conversion of a convertible promissory note and Series C convertible preferred stock financing, the Company issued warrants to purchase 578,136 shares of Series C convertible preferred stock.

In August 2013, the Company received $0.7 million in cash proceeds from the exercise of warrants to purchase 250,341 shares of Series C convertible preferred stock. The related preferred stock warrant liability of $1.8 million was reclassified to additional paid-in capital.

Series E

In August 2013, in connection with a term loan and security agreement, the Company issued warrants to purchase 27,194 shares of its Series E convertible preferred stock. Further, the Company reserved 63,455 shares of Series E preferred stock for future issuance in connection with the convertible preferred stock warrants to be issued upon the draw-down of the term loan.

The Company classifies the convertible preferred stock warrants as liabilities in the accompanying consolidated balance sheets. The convertible preferred stock warrants and the amounts of the convertible preferred stock warrant liabilities are as follows:

Warrants:	Expiration Date	Exercise Price per Share	Warrants Outstanding As of December 31, 2011	Warrants Outstanding As of December 31, 2012	Warrants Outstanding As of September 30, 2013
					(Unaudited)
Series A convertible preferred stock warrants	March 2014	$0.725	41,379	41,379	41,379
Series B convertible preferred stock warrants	March 2018	$4.057	39,438	39,438	39,438
Series C convertible preferred stock warrants	June 2014	$2.768	578,136	578,136	327,795
Series C convertible preferred stock warrants	October 2019	$2.768	29,603	29,603	29,603
Series E convertible preferred stock warrants	August 2023	$11.0315	—	—	27,194

Total			688,556	688,556	465,409

	As of December 31,		As of September 30, 2013
Warrants:	2011	2012
			(Unaudited)
	(In thousands)
Series A convertible preferred stock warrants	$111	$268	$415
Series B convertible preferred stock warrants	171	243	304
Series C convertible preferred stock warrants	1,208	2,841	2,863
Series E convertible preferred stock warrants	—	—	77

Total	$1,490	$3,352	$3,659

At each reporting date, the Company remeasures the convertible preferred stock warrant liabilities to fair value using the Black-Scholes option-pricing model with the following assumptions:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
Series A warrants (issued in March 2007):
Fair value of convertible preferred stock	$3.35	$7.20	$10.74
Expected term (in years)	2.16	1.16	0.42
Risk-free interest rate	0.25%	0.16%	0.04%
Expected volatility	76.5%	79.7%	52.4%
Dividend rate	—%	—%	—%

Series B warrants (issued in March 2008):
Fair value of convertible preferred stock	$4.63	$8.08	$11.06
Expected term (in years)	6.24-6.49	5.23-5.59	4.49
Risk-free interest rate	1.09%	0.72%-0.95%	1.22%
Expected volatility	76.5%	79.7%	49.0%
Dividend rate	—%	—%	—%

Series C warrants (issued in March 2010):
Fair value of convertible preferred stock	$3.70	$7.08	$10.72
Expected term (in years)	2.5	1.49	0.75
Risk-free interest rate	0.31%	0.21%	0.08%
Expected volatility	76.5%	79.7%	51.3%
Dividend rate	—%	—%	—%

Series C warrants (Series B warrants reissued in March 2010):
Fair value of convertible preferred stock	$3.70	$7.08	$10.72
Expected term (in years)	8.25	7.24	6.03
Risk-free interest rate	0.36%	0.25%	1.70%
Expected volatility	76.5%	79.7%	51.3%
Dividend rate	—%	—%	—%

Series E warrants (issued in August 2013):
Fair value of convertible preferred stock	$—	$—	$12.40
Expected term (in years)	—	—	3.51
Risk-free interest rate	—%	—%	0.84%
Expected volatility	—%	—%	22.0%
Dividend rate	—%	—%	—%

11. Stock-Based Compensation

The total stock-based compensation recognized for stock-based awards granted in the consolidated statements of operations is as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(Unaudited)
	(In thousands)
Cost of revenue	$2	$29	$13	$8	$37
Research and development	57	123	264	177	540
Sales and marketing	103	200	483	274	943
General and administrative	31	155	346	191	985

Total stock-based compensation	$193	$507	$1,106	$650	$2,505

Determination of Fair Value

The estimated grant-date fair value of the Company’s stock-based awards was calculated based on the following assumptions:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Expected term (in years)	6.06	6.02	6.04	6.07	5.97
Expected volatility	60.71%	56.80%	56.07%	55.83%	54.38%
Risk free interest rate	2.27%	1.82%	1.00%	1.00%	1.50%
Dividend rate	—%	—%	—%	—%	—%

In determining the fair value of the stock-based awards, the Company uses the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Expected Term—The expected term represents the period that the stock-based awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method as provided by the Securities and Exchange Commission. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

Expected Volatility—The volatility is derived from the historical stock volatilities of several comparable publicly listed peers over a period approximately equal to the expected term of the awards because the Company has limited information on the volatility of its common stock since the Company has no trading history. When making the selections of the peers to be used in the volatility calculation, the Company considered the size, operational, and economic similarities to its principal business operation.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities equal to the option’s expected term.

Dividend Rate—The expected dividend was assumed to be zero as the Company has never paid dividends and has no current plans to do so.

Fair Value of Common Stock—The fair value of the shares of common stock underlying the stock-based awards has historically been determined by the board of directors, with input from management. Because there has been no public market for the Company’s common stock, the board of directors has determined the fair value of the common stock on the grant-date of the stock-based award by considering a number of objective and subjective factors, including valuations of comparable companies, sales of the Company’s convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of the Company’s capital stock, and general and industry-specific economic outlook. The fair value of the underlying common stock will be determined by the board of directors until such time as the Company’s common stock is listed on an established stock exchange or national market system.

2006 Plan

In 2006, the Company adopted the 2006 Global Share Plan (2006 Plan) for the purpose of granting stock-based awards to employees, directors, and consultants. Stock options granted under the 2006 Plan may be either incentive stock options (ISOs) or nonstatutory stock options (NSOs). ISOs may be granted to employees with exercise prices not less than the fair value of the common stock on the grant date as determined by the board of directors and NSOs may be granted to employees, directors, or consultants at exercise prices not less than 85% of the fair value of the common stock on the grant date as determined by the board of directors. If, at the time the Company grant options, the optionee owns stock possessing more than 10% of the total combined voting power of all classes of stock (10% shareholder), the exercise price must be at least 110% of the fair value of the common stock on the grant date as determined by the board of directors. Options may be granted with vesting terms as determined by the board of directors. Options granted are exercisable over a maximum term of 10 years from the date of grant or five years from the date of grant for 10% shareholders and generally vest 25% of the shares at the end of the first year and at a rate of 1/48th of the total granted shares per month thereafter. The Company also grants rights to purchase restricted common stock under the 2006 Plan.

A summary of activity under the 2006 Plan and related information are as follows:

		Options Outstanding
	Shares Available for Grant	Number of Shares Underlying Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
					(In thousands)
Outstanding—December 31, 2009	3,326,470	1,632,200	$0.30	9.11	$11
Options granted	(2,103,953)	2,103,953	0.70
Options exercised		(75,642)	0.23
Options canceled	304,275	(304,275)	0.43
Early exercised shares repurchased	29,208	—

Outstanding—December 31, 2010	1,556,000	3,356,236	$0.58	9.09	$514
Options granted	(1,870,282)	1,870,282	1.45
Options exercised		(477,885)	0.40
Options canceled	486,832	(486,832)	0.78
Early exercised shares repurchased	—	—

Outstanding—December 31, 2011	172,550	4,261,801	$0.93	8.61	$3,179
Authorized	4,013,631
Options granted	(3,401,649)	3,401,649	3.95
Options exercised		(760,498)	0.78
Options canceled	405,892	(405,892)	1.48
Early exercised shares repurchased	37,234	—

Outstanding—December 31, 2012	1,227,658	6,497,060	$2.50	8.64	$28,477

Authorized	1,600,000
Options granted	(3,238,185)	3,238,185	8.04
Options exercised		(1,179,643)	1.58
Options canceled	554,184	(554,184)	3.04
Repurchases	5,351	—	$6.00

Outstanding—September 30, 2013 (unaudited)	149,008	8,001,418	$4.84	8.72	$45,517

Options exercisable—December 31, 2012		1,830,497	$0.93	7.48	$10,887

Options vested and expected to vest—December 31, 2012		5,794,546	$2.35	8.56	$26,154

Options exercisable—September 30, 2013 (unaudited)		1,890,180	$1.28	7.22	$17,475

Options vested and expected to vest—September 30, 2013 (unaudited)		6,616,016	$4.41	8.57	$40,483

The weighted-average grant date fair value of options granted for the years ended December 31, 2010, 2011 and 2012 and for the nine months ended September 30, 2012 and 2013 was $0.40, $0.78, $2.38, $1.51 and $4.83 per share, respectively. The aggregate grant date fair value of the Company’s stock options granted for the years ended December 31, 2010, 2011 and 2012 and for the nine months ended September 30, 2012 and 2013 was $0.8 million, $1.4 million, $8.1 million, $3.0 million and $15.6 million, respectively.

The aggregate intrinsic value of options exercised was $0.03 million, $0.3 million, $1.5 million, $1.1 million and $7.1 million for the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, respectively. The intrinsic value represents the excess of the estimated fair values of the Company’s common stock underlying these options at the dates of exercise over the exercise prices paid.

As of December 31, 2012 and September 30, 2013, total unrecognized stock-based compensation related to unvested stock options was $7.9 million and $20.0 million, net of estimated forfeitures. These costs are expected to be recognized over a weighted-average period of 3.07 years and 3.30 years.

The stock options outstanding and exercisable under its stock option plans as of December 31, 2012, are as follows:

	Options Outstanding			Options Vested Exercisable
Range of Exercise Prices	Number of Options Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price per Share	Number of Options Exercisable	Weighted-Average Exercise Price Per Share
$0.00–0.08	37,250	4.03	$0.08	37,250	$0.08
$0.25–0.70	2,023,237	7.21	0.60	1,239,050	0.58
$1.68–2.28	2,836,732	9.04	1.90	546,741	1.75
$6.00	1,599,841	9.85	6.00	7,456	6.00

	6,497,060	8.64	$2.50	1,830,497	$0.93

Early Exercise of Employee Options

The Company allows certain employees to exercise options granted under the 2006 Plan and prior to vesting in exchange for shares of restricted common stock. The unvested shares are subject to the Company’s repurchase right at the original purchase price. The proceeds initially are recorded in accrued liabilities and noncurrent other liabilities from the early exercise of stock options and reclassified to common stock as the Company’s repurchase right lapses. The Company has issued common stock of 0, 137,815, 228,482, 202,481 and 215,800 shares for the years ended December 31, 2010, 2011 and 2012 and for the nine months ended September 30, 2012 and 2013 for stock options exercised prior to vesting. For the years ended December 31, 2010 and 2012, the Company repurchased 29,208 and 37,234 shares of common stock related to unvested stock options at the original exercise price due to the termination of employees. The Company did not repurchase any shares of common stock related to unvested stock options for the year ended December 31, 2011, and nine months ended September 30, 2012. The Company repurchased 5,333 shares of common stock related to unvested stock options during the nine months ended September 30, 2013. As of December 31, 2011 and 2012 and September 30, 2013, 103,956, 126,646 and 216,497 shares held by employees were subject to repurchase at an aggregate price of $26,000, $0.1 million and $0.8 million. The unvested portion of these early exercised options has been excluded in the determination of shares outstanding at each respective balance sheet date.

12. Net Loss Per Share of Common Stock

The Company calculates its basic and diluted net loss per share allocable to common stockholders in conformity with the two-class method required for companies with participating securities. In computing diluted net loss allocable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. The Company’s basic net loss per share allocable to common stockholders is calculated by dividing the net loss allocable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. The diluted net loss per share allocable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of the diluted calculation, convertible preferred stock, convertible preferred stock warrants, options to purchase common stock and common stock subject to repurchase are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share allocable to common stockholders as their effect is antidilutive.

Basic and diluted net loss per share of common stock allocable to common stockholders is calculated by dividing the net loss allocable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per share of common stock is the same as basic net loss per share of common stock, since the effects of potentially dilutive securities are antidilutive. The Company considers all series of its convertible preferred stock to be participating securities as they are entitled to receive noncumulative dividends prior and in preference to any dividends on shares of common stock. Due to the Company’s net losses, there is no impact on the earnings per share calculation in applying the two-class method since the participating securities have no legal requirement to share in any losses.

In contemplation of the IPO, the Company has presented the unaudited pro forma basic and diluted net loss per share allocable to common stockholders, which has been computed to give effect to the automatic conversion of all series of convertible preferred stock into shares of common stock as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. Also, the numerator in the pro forma basic and diluted net loss per share allocable to common stockholders calculation has been adjusted to remove the gain or loss resulting from the remeasurement of the fair value of the convertible preferred stock warrant liability to fair value as if the conversion had occurred as of the beginning of the period.

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(Unaudited)
	(in thousands, except for share and per share amounts)
Numerator:
Net loss	$(11,772)	$(14,801)	$(24,738)	$(15,764)	$(25,433)

Denominator:
Weighted-average shares used to compute net loss per share, basic and diluted	4,633,726	5,153,514	5,884,751	5,797,730	6,697,890

Net loss per share:
Basic and diluted	$(2.54)	$(2.87)	$(4.20)	$(2.72)	$(3.80)

The following period-end outstanding common stock equivalents were excluded from the computation of diluted net loss per share of common stock allocable to common stockholders for the periods presented because including them would have been antidilutive:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(Unaudited)
Options to purchase common stock	3,356,236	4,261,801	6,497,060	5,331,227	8,001,418
Common stock subject to repurchase	547,542	103,956	126,646	176,710	216,497
Warrants to purchase convertible preferred stock	816,339	693,398	693,398	693,398	470,251
Series A convertible preferred stock	5,517,236	5,641,372	5,641,372	5,641,372	5,641,372
Series B convertible preferred stock	5,535,119	5,535,119	5,535,119	5,535,119	5,535,119
Series C convertible preferred stock	8,474,208	8,474,208	8,474,208	8,474,208	8,724,549
Series D convertible preferred stock	—	5,619,234	5,619,234	5,619,234	5,619,234
Series E convertible preferred stock	—	—	2,039,611	2,039,611	2,946,105

Total	24,246,680	30,329,088	34,626,648	33,510,879	37,154,545

The following table sets forth the computation of the Company’s pro forma basic and diluted net loss per share of common stock:

	Year Ended December 31, 2012	Nine Months Ended September 30, 2013
		(Unaudited)
	(in thousands, except for share and per share amounts)
Net loss	$(24,738)	$(25,433)
Pro forma adjustment to reflect change in fair value of convertible preferred stock warrants liability	1,862	2,003

Pro forma net loss allocable to common stockholders	(22,876)	(23,430)
Pro forma net loss per share allocable to common stockholders, basic and diluted	$(0.72)	$(0.68)

Weighted-average shares used in computing pro forma net loss per share allocable to common stockholders, basic and diluted	31,879,158	34,359,807

13. Income Taxes

The geographical breakdown of the Company’s loss before income taxes for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Year Ended December 31,
	2010	2011	2012
	(In thousands)
Domestic	$(10,406)	$(12,636)	$(21,433)
Foreign	(1,366)	(2,101)	(2,966)

Loss before income taxes	$(11,772)	$(14,737)	$(24,399)

The components of the income tax provision are as follows:

	Year Ended December 31,
	2010	2011	2012
	(In thousands)
Current:
State	$—	$3	$8
Federal	—	—	—
Foreign	—	61	331

Total current	—	64	339

Total income tax provision	$—	$64	$339

The Company has intercompany services agreements with its subsidiaries located in the United Kingdom and China, which requires payment for services rendered by these subsidiaries at an arm’s-length transaction price. The foreign tax expense represents foreign income tax payable by these subsidiaries on profit generated on intercompany services agreements.

Undistributed earnings of our foreign subsidiaries were approximately $1.6 million and $2.5 million as of December 31, 2012 and September 30, 2013, respectively, and are considered to be permanently reinvested outside of the U.S., and no U.S. income taxes have been provided for on these earnings.

The reconciliation of federal statutory income tax provision to the Company’s effective income tax provision is as follows:

	Year Ended December 31,
	2010	2011	2012
	(In thousands)
U.S. federal taxes at statutory tax rate	$(4,016)	$(5,045)	$(8,296)
State taxes, net of federal benefit	1	1	5
Change in valuation allowance	3,230	4,121	6,142
Foreign tax rate differential	363	809	1,339
Warrant revaluation	277	(31)	636
Other	145	209	513

Provision for income taxes	$—	$64	$339

The tax effects of temporary differences that give rise to significant portions of deferred tax assets are as follows:

	As of December 31,
	2011	2012
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$19,393	$25,106
Research and development credits	1,045	1,564
Accruals and reserves	821	266
Deferred revenue	321	1,776
Other	122	257

Gross deferred tax assets	21,702	28,969
Valuation allowance	(21,702)	(28,969)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent on future taxable income, the existence and timing of which is uncertain. Based on the Company’s history of losses, management has determined it cannot conclude that it is more likely than not that the deferred tax assets will be realized, and accordingly has placed a full valuation allowance on the net deferred tax assets. The Company recorded a full valuation allowance of $21.7 million and $29.0 million against its deferred tax assets as of December 31, 2011 and 2012.

The undistributed earnings from the Company’s foreign subsidiaries are not subject to a U.S. tax provision because it is management’s intention to permanently reinvest such undistributed earnings outside of the United States. The Company evaluates its circumstances and reassesses this determination on a periodic basis. As of December 31, 2012, the determination of the unrecorded deferred tax liability related to these earnings was immaterial. If circumstances change and it becomes apparent that some or all of the undistributed earnings of the Company’s foreign subsidiaries will be remitted in the foreseeable future, the Company will be required to recognize a deferred tax liability on those amounts.

Net operating loss and tax credit carryforwards as of December 31, 2012, are as follows:

	Amount	Expiration Year
	(In thousands)
Net operating losses, federal	$64,012	2026
Net operating losses, state	58,998	2016
Research and development credits, federal	1,032	2026
Research and development credits, state	1,613	Carried over indefinitely

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended (the “Code”), and similar state provisions. The annual limitation may result in the expiration of net operation losses and credits before utilization. The Company completed an analysis under Sections 382 and 383 of the Code through the year ended December 31, 2012 and determined that an ownership change, as defined under Sections 382 and 383 of the Code, has not occurred. Future ownership changes may limit our ability to utilize our net operating loss and credit carryforwards.

Uncertain Tax Positions

The following is a reconciliation of the beginning and ending amount of the Company’s total gross unrecognized tax benefit liabilities:

	Year Ended December 31,
	2010	2011	2012
	(In thousands)
Gross unrecognized tax benefit—beginning balance	$362	$495	$688
Increases related to tax positions from prior years	—	—	81
Increases related to tax positions taken during current year	133	193	171

Gross unrecognized tax benefit—ending balance	$495	$688	$940

The Company maintains liabilities for uncertain tax positions. These liabilities involve considerable judgment and estimation and are continuously monitored by management based on the best information available, including changes in tax regulations, the outcome of relevant court cases, and other information. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as income tax expense. During the years ended December 31, 2010 and 2011, the Company did not accrue for any interest and penalties related to unrecognized tax benefits. During the year ended December 31, 2012, the Company accrued an insignificant amount of interest and penalties related to unrecognized tax benefits

The Company’s total unrecognized tax benefits that, if recognized, would affect its effective tax rate is $15,000. The remainder of the unrecognized tax benefits would be offset by a change in the valuation allowance. While it is often difficult to predict the final outcome of any particular uncertain tax position, the Company does not believe that the amount of unrecognized tax benefits will change significantly in the next 12 months.

The Company files income tax returns in the U.S. federal, various U.S. state and foreign tax jurisdictions. The Company is subject to U.S. federal and various state income tax examination for the 2006 through 2012 calendar tax years.

Fiscal years outside the normal statutes of limitation remain open to audit by tax authorities due to tax attributes generated in those early years which have been carried forward and may be audited in subsequent years when utilized. The Company is not currently being audited in any jurisdiction.

On January 2, 2013, President Obama signed into law The American Taxpayer Relief Act of 2012 (“ATRA”). Under prior law, a taxpayer was entitled to a research tax credit for qualifying amounts incurred through December 31, 2011. The ATRA extends the research credit for two years for qualified research expenditures incurred through the end of 2013. The extension of the research credit is retroactive and includes amounts incurred after 2011. The Company estimates the benefit that will be received as a result of the credit extension will be approximately $0.4 million. The benefit, which will be subjected to a full valuation allowance, will be recognized in the period of enactment, which is the first quarter of 2013.

14. Geographical Information

The Company’s chief operating decision maker (CODM) is its Chief Executive Officer. The Company’s CODM reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenue by geographic region for purposes of allocating resources and evaluating financial performance. Accordingly, the Company was determined to have a single reportable segment and operating segment structure.

The following table represents the Company’s revenue based on the billing address of the VAR or the VAD:

	Year Ended December 31,			Nine Months Ended September 30,
	2010	2011	2012	2012	2013
				(Unaudited)
	(In thousands)
Americas	$11,681	$24,817	$48,009	$35,141	$51,327
Europe, Middle East and Africa	3,272	7,408	18,853	12,684	19,141
Asia Pacific	654	1,731	4,353	2,583	6,395

Total revenue	$15,607	$33,956	$71,215	$50,408	$76,863

Included within the Americas total in the above table is revenue from sales in the U.S. of $11.6 million, $24.2 million, $45.3 million, $33.4 million and $47.2 million during the years ended December 31, 2010, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, respectively. Aside from the U.S., no other country comprised 10% of the total revenue for the years ended December 31, 2010, 2011 or 2012 and the nine months ended September 30, 2012 and 2013.

Property and equipment, net by location is summarized as follows:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
United States	$680	$1,425	$1,945
People’s Republic of China	171	647	575
United Kingdom	14	79	64

Total property and equipment	$865	$2,151	$2,584

15. Subsequent Events

In connection with the Company’s initial publication of the December 31, 2012 financial statements, the Company evaluated subsequent events for financial statement recognition purposes through September 6, 2013.

For the nine months ended September 30, 2013, the Company evaluated subsequent events through November 15, 2013, the date on which these interim financial statements were issued and evaluated subsequent events through February 13, 2014, the date on which these interim financial statements were reissued.

In the fourth quarter of FY 2013, the Company settled a pending claim with a former employee. As part of the settlement, the Company has provided the former employee with an option to purchase 80,232 fully vested shares of the Company’s common stock with an exercise price of $11.05 per share, which the former employee may exercise over a three-year period. The incremental expense associated with this settlement was not material to financial statements of the Company.

In the fourth quarter of FY 2013, the Company drew $10.0 million under the term loan credit facility with TriplePoint Capital. This amount remained outstanding as of December 31, 2013.

In January 2014, two Series C convertible preferred stock warrantholders exercised warrants to purchase an aggregate of 327,795 shares of Series C convertible preferred stock. The total exercise price was $0.9 million.

In February 2014, one Series A convertible preferred stock warrantholder net exercised warrants to purchase an aggregate of 38,724 shares of Series A convertible preferred stock, and 2,655 Series A convertible preferred stock warrants were cancelled.

In January 2014, the Company increased by 800,000 the maximum number of shares of its Common Stock reserved and available for issuance under its 2006 Global Share Plan.

            Shares

Aerohive Networks, Inc.

Common Stock

Goldman, Sachs & Co.	BofA Merrill Lynch

Piper Jaffray

William Blair

JMP Securities

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee		$9,660
FINRA filing fee		11,750
Exchange listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

On completion of this offering, as permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s amended and restated certificate of incorporation will include provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated certificate of incorporation and amended and restated bylaws of the Registrant will provide that:

•

The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The Registrant will not be obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the amended and restated certificate of incorporation and amended and restated bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees, and agents and to obtain insurance to indemnify such persons.

•	The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees, and agents.

The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Since September 1, 2010, the Registrant issued the following unregistered securities:

Preferred Stock Issuances

On March 14, 2011, the Registrant issued 5,169,699 shares of its Series D convertible preferred stock to nine entities at a purchase price of $4.449 per share.

On March 22, 2011, the Registrant issued 124,136 shares of its Series A convertible preferred stock to two entities at a purchase price of $0.725 per share in connection with the exercises of warrants.

On March 29, 2011, the Registrant issued 449,535 shares of its Series D convertible preferred stock to eight entities at a purchase price of $4.449 per share.

On August 23, 2012, the Registrant issued 2,039,611 shares of its Series E convertible preferred stock to nine entities at a purchase price of $11.0315 per share.

On June 25, 2013, the Registrant issued 906,494 shares of its Series E convertible preferred stock to two entities at a purchase price of $11.0315 per share.

On August 28, 2013, the Registrant issued 250,341 shares of its Series C convertible preferred stock to three entities at a purchase price of $2.7675 per share in connection with the exercises of warrants.

On January 30, 2014, the Registrant issued 216,315 shares of its Series C convertible preferred stock to one entity at a purchase price of $2.7675 per share in connection with the exercise of a warrant.

On January 31, 2014, the Registrant issued 111,480 shares of its Series C convertible preferred stock to one entity at a purchase price of $2.7675 per share in connection with the exercise of a warrant.

On February 9, 2014, the Registrant issued 38,724 shares of its Series A convertible preferred stock to one entity at a purchase price of $0.725 per share in connection with the exercise of a warrant.

Option and Common Stock Issuances

From September 1, 2010 through January 31, 2014, the Registrant granted to its officers, directors, employees, consultants, and other service providers options to purchase an aggregate of 9,553,115 shares of common stock under its 2006 Global Share Plan at exercise prices ranging from $0.70 to $11.175 per share.

From September 1, 2010 through January 31, 2014, the Registrant issued and sold to its officers, directors, employees, consultants, and other service providers an aggregate of 2,607,359 shares of its common stock upon the exercise of options under its 2006 Global Share Plan at exercise prices ranging from $0.075 to $6.00 per share, for an aggregate exercise price of $2,938,341.80.

On December 8, 2010, the Registrant issued 5,760 shares of its common stock to an entity at a purchase price of $0.70 per share in connection with the exercise of a warrant.

On November 8, 2013, the Registrant issued 80,232 shares of its common stock to a former employee in connection with the settlement of a pending claim at a purchase price of $11.05 per share which was paid pursuant to a non-recourse promissory note.

Warrant Issuances

On August 23, 2013, the Registrant issued a warrant to an accredited investor to purchase 27,194 shares of its Series E convertible preferred stock and up to an additional 63,455 shares of its Series E convertible preferred stock to be issued upon the draw down of the Registrant’s term loan facility, with an exercise price of $11.0315 per share. On December 20, 2013, in connection with the draw-down of the Registrant’s term loan facility, the warrant became exercisable for an additional 6,799 shares of Series E convertible preferred stock, or 33,993 shares in the aggregate, and the number of additional shares of Series E convertible stock that may become issuable upon future draw-downs of the Registrant’s term loan facility was reduced by 18,131 shares to 45,324 shares in the aggregate, with an exercise price of $11.0315 per share.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

See Exhibit Index immediately following the Signature Pages.

(b) Financial Statement Schedules.

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financials statements or related notes.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Sunnyvale, California, on the 13th day of February 2014.

AEROHIVE NETWORKS, INC.

By:	/s/ David K. Flynn
David K. Flynn
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David K. Flynn and Gordon C. Brooks, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy, and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David K. Flynn David K. Flynn	President, Chief Executive Officer and Chair of the Board (Principal Executive Officer)	February 13, 2014

/s/ Gordon C. Brooks Gordon C. Brooks	Chief Financial Officer (Principal Accounting and Financial Officer)	February 13, 2014

/s/ Remo Canessa Remo Canessa	Director	February 13, 2014

/s/ Feng Deng Feng Deng	Director	February 13, 2014

/s/ Krishna ‘Kittu’ Kolluri Krishna ‘Kittu’ Kolluri	Director	February 13, 2014

/s/ Changming Liu Changming Liu	Director	February 13, 2014

/s/ Frank J. Marshall Frank J. Marshall	Director	February 13, 2014

/s/ Paul J. Milbury Paul J. Milbury	Director	February 13, 2014

/s/ Conway ‘Todd’ Rulon-Miller Conway ‘Todd’ Rulon-Miller	Director	February 13, 2014

/s/ Christopher J. Schaepe Christopher J. Schaepe	Director	February 13, 2014

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Seventh Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1	Fourth Amended and Restated Investors’ Rights Agreement, dated as of August 23, 2012, by and among the Registrant and certain of its stockholders, as amended on June 25, 2013 and August 23, 2013.

4.2	Form of Warrant issued by the Registrant to certain investors.

4.3	Series B Warrant issued by the Registrant to TriplePoint Capital, LLC, dated March 27, 2008.

4.4	Series C Warrant issued by the Registrant to TriplePoint Capital, LLC, dated October 9, 2009.

4.5	Series E Warrant issued by the Registrant to TriplePoint Capital, LLC, dated August 23, 2013.

4.6	Specimen common stock certificate of the Registrant.

5.1	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers, to be in effect upon the completion of the offering.

10.2+	2006 Global Share Plan, as amended, and forms of agreements thereunder.

10.3+	2014 Equity Incentive Plan and forms of agreements thereunder, to be in effect immediately prior to the completion of this offering.

10.4+	2014 Employee Stock Purchase Plan and form of agreement thereunder, to be in effect immediately prior to the completion of this offering.

10.5+	Offer Letter, dated January 16, 2007, by and between the Registrant and David K. Flynn.

10.6+	Offer Letter, dated December 31, 2012, by and between the Registrant and Gordon C. Brooks.

10.7+	Offer Letter dated July 26, 2012, by and between the Registrant and Dean Hickman-Smith.

10.8+	Offer Letter, effective December 11, 2012, by and between the Registrant and Steve Debenham.

10.9+	Offer Letter, dated August 20, 2013, by and between the Registrant and David Greene.

10.10+	Form of Separation and Change in Control Severance Agreement, entered into by and between the Registrant and certain executive officers identified in this Registration Statement.

10.11+	Separation and Change in Control Severance Agreement, effective as of October 1, 2013, by and between the Registrant and David K. Flynn.

10.12+	Separation and Change in Control Severance Agreement, effective as of October 1, 2013, by and between the Registrant and Steve Debenham.

10.13+	Separation and Change in Control Severance Agreement, effective as of October 1, 2013, by and between the Registrant and David Greene.

Exhibit Number	Description

10.14+	Separation and Change in Control Severance Agreement, effective as of October 1, 2013, by and between the Registrant and Gordon C. Brooks.

10.15+	Separation and Change in Control Severance Agreement, effective as of October 1, 2013, by and between the Registrant and Dean Hickman-Smith.

10.16+	Form of Separation and Change in Control Severance Agreement, entered into by and between the Registrant and certain of its senior officers.

10.17	Amended and Restated Lease, dated March 1, 2011, by and between the Registrant and Batton Associates, LLC.

10.18	Lease Agreement, dated May 2, 2013, by and between the Registrant and Hanover Properties Ltd., as amended by that certain First Amendment to Lease dated May 23, 2013.

10.19	Premises Lease Contract, effective October 1, 2013, by and between CECEP Industry Development C.I.C., Ltd. and Aerohive Networks (Hangzhou) Co., Ltd.

10.20	Lease of West Block, The Courtyard, 17-18 West Street, Farnham, Surrey, GU9 7DR, dated May 31, 2012, by and between Ecclesiastical Insurance Office PLC and Aerohive Networks Europe Limited.

10.21	Loan and Security Agreement, dated as of June 21, 2012, by and between the Registrant and Silicon Valley Bank, as amended by that certain First Amendment to Loan and Security Agreement, dated as of September 18, 2012, that certain Second Amendment to Loan and Security Agreement, dated as of June 28, 2013, and that certain Third Amendment to Loan and Security Agreement, dated as of August 23, 2013.

10.22	Loan and Security Agreement (EXIM Loan Facility), dated June 21, 2012, by and between the Registrant and Silicon Valley Bank, as amended by that certain First Amendment to Loan and Security Agreement (EXIM Loan Facility), dated as of September 18, 2012.

10.23	Growth Capital Loan and Security Agreement, dated as of August 23, 2013, by and between the Registrant and TriplePoint Capital LLC.

10.24+	Executive Incentive Compensation Plan, to be in effect immediately prior to this offering.

21.1	List of subsidiaries of the Registrant.

23.1	Consent of Deloitte and Touche, Independent Registered Public Accounting Firm.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-5 to this registration statement on Form S-1).

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan.